UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A
(Amendment No. 2)

08040694

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Rootlevel Holdings, Inc.
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

432 Ardwell Street
Town of Mount-Royal, Quebec,
Canada H3P 1T9
(514) 992-2898

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Harvard Business Services, Inc.
c/o Rootlevel Holdings, Inc.
25 Greystone Manor
Lewes, Delaware 19958
County of Sussex
(800) 345-2677

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Virginia K. Sourlis, Esq.
The Sourlis Law Firm
The Galleria
2 Bridge Avenue
Red Bank, NJ 07701
(732) 530-9007

7389	45-0562936
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to be come qualified by operation of the terms of Regulation A.

PART I— NOTIFICATION

The information requested shall be provided in the order which follows specifically each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses shall be included.

The issuer, Rootlevel Holdings, Inc. is a holding company organized under the laws of the State of Delaware, and currently conducts all of its business activities through its wholly-owned subsidiary, Rootlevel Inc., a Canadian corporation. Rootlevel Holdings, Inc. is a non-operating entity whose sole assets consist of its equity holdings in Rootlevel Inc. and has no other affiliations or subsidiaries other than Rootlevel Inc. All information pertaining in this Registration Statement to the business and operations of the issuer pertains to Rootlevel Inc. Unless otherwise noted, terms such as the "Company," "we," "us," "our" collectively refer to Rootlevel Holdings, Inc. and its wholly-owned subsidiary, Rootlevel Inc.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Name:	Paul T. Kefalas, Chairman
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Residential Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9

Name:	Patrick Lemire
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Residential Address:	880 Blvd Laval, Apt. 243, Laval, Quebec, Canada H7S 2K2

Name	Chris Psinas
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Residential Address:	2710 Cazeneuve, Montreal, Quebec, Canada H4R 1T9

Name:	Steve Antonakakis
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Residential Address:	4960 Boul. Notre-Dame, Laval, Quebec, Canada H7W 1V5

(b) the issuer's officers;

Name/Title:	Paul T. Kefalas, President & Chief Executive Officer
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Residential Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9

Name/Title:	Patrick Lemire, Treasurer & Chief Financial Officer
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9

Residential Address:	880 Blvd Laval, Apt. 243, Laval, Quebec, Canada H7S 2K2

Name/Title:	Chris Psinas, Secretary, Chief Operating Officer
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Residential Address:	2710 Cazeneuve, Montreal, Quebec, Canada H4R 1T9

Name/Title:	Steve Antonakakis, Vice President, Chief Technology Officer
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Residential Address:	4960 Boul. Notre-Dame, Laval, Quebec, Canada H7W 1V5

(c) ***the issuer's general partners***; N/A

(d) ***record owners of 5% or more of any class of the issuer's equity securities;***

Name:	Paul T. Kefalas
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Residential Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Percentage Ownership/Class of Securities:	36.079% Common Stock

Name:	Patrick Lemire
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Residential Address:	880 Blvd Laval, Apt. 243, Laval, Quebec, Canada H7S 2K2
Percentage Ownership/Class of Securities:	18.039% Common Stock

Name	Chris Psinas
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Residential Address:	2710 Cazeneuve, Montreal, Quebec, Canada H4R 1T9
Percentage Ownership/Class of Securities:	18.039% Common Stock

Name:	Steve Antonakakis
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Residential Address:	4960 Boul. Notre-Dame, Laval, Quebec, Canada H7W 1V5
Percentage Ownership/Class of Securities:	18.039% Common Stock

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Name:	Paul T. Kefalas
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Residential Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Percentage Ownership/Class of Securities:	36.079% Common Stock

Name:	Patrick Lemire
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Residential Address:	880 Blvd Laval, apt. 243, Laval, Quebec, Canada H7S 2K2
Percentage Ownership/Class of Securities:	18.039% Common Stock

Name	Chris Psinas
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Residential Address:	2710 Cazeneuve, Montreal, Quebec, Canada H4R 1T9
Percentage Ownership/Class of Securities:	18.039% Common Stock

Name:	Steve Antonakakis
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Residential Address:	4960 Boul. Notre-Dame, Laval, Quebec, Canada H7W 1V5
Percentage Ownership/Class of Securities:	18.039% Common Stock

(f) ***promoters of the issuer;*** N/A

(g) ***affiliates of the issuer;*** Rootlevel Inc. (Canada)

The issuer, Rootlevel Holdings, Inc. is a holding company organized under the laws of the State of Delaware, and currently conducts all of its business activities through its wholly-owned subsidiary, Rootlevel Inc., a Canadian corporation. Rootlevel Holdings, Inc. is a non-operating entity whose sole assets consist of its equity holdings in Rootlevel Inc. and has no other affiliations or subsidiaries other than Rootlevel Inc. All information pertaining in this registration statement to the business and operations of the issuer pertains to Rootlevel Inc.

(h) counsel to the issuer with respect to the proposed offering;

Name:	The Sourlis Law Firm; Virginia K. Sourlis, Esq.
Business Address:	The Galleria, 2 Bridge Avenue, Red Bank, NJ 07701; (732) 530-9007

(i) each underwriter with respect to the proposed offering; N/A

(j) the underwriter's directors; N/A

(k) the underwriter's officers; N/A

(l) the underwriter's general partners; N/A

(m) counsel to the underwriter; N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in <u>Rule 262.</u>

No person identified in Item 1 above is subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

The proposed offering does not involve the resale of any securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None. The Company is not engaging any underwriters, dealers or salespersons.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities are to be offered to investors residing in Montreal, Laval, Contrecoeur, Longueuil and the Province of Quebec, Canada and in Nassau, Bahamas.

The Company will not be qualifying these shares for sale with the governing agencies in the respective jurisdictions mentioned above. All sales being made to non-U.S. investors residing outside of the United States shall be conducted pursuant to Regulation S, promulgated under the Securities Act of 1933, as amended.

The Company will consult with Canadian counsel to ensure compliance with the applicable foreign governing regulations in each jurisdiction.

The securities being qualified in this offering will not be sold to any citizens of the United States.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

Rootlevel Holdings, Inc.

(2) the title and amount of securities issued;

An aggregate amount of 1,956,134 shares of common stock were sold only to Canadian citizens and Citizens of the Bahamas, pursuant to Regulation S promulgated under the Securities Act of 1933, as amended.

An aggregate amount of 217,496 shares of common stock were issued only to Canadian citizens for services rendered to the Company, pursuant to Regulation S, promulgated under the Securities Act of 1933, as amended.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

The aggregate offering price of the first offering was US $0.10 per share.

The aggregate offering price of the second offering was US $0.19 per share.

The Company arbitrarily determined the price of the shares in both the first and second Regulation S offering, and such valuation was not meant to be construed as an indication of the actual value of the Company. Therefore, those respective offering prices bore no relationship the Company's book value, assets or earnings, or to any other recognized measure of value and it should not be regarded as an indicator of any future market price of the securities.

(4) the names and identities of the persons to whom the securities were issued;

Offering:	Investor:	# Shares	Citizenship
1st Offering	Jean Depelteau	600,000	Canadian
2nd Offering	Renald Savoie	131,580	Canadian
2nd Offering	Claude Peladeau	78,947	Canadian
2nd Offering	Domenica Di Tuei Bernucci	26,000	Canadian
2nd Offering	Domenico Petrella	52,631	Canadian
2nd Offering	Michel Aubertin	131,580	Canadian
2nd Offering	Hubert Laberge	78,947	Canadian
2nd Offering	Gestion Bruno Veilleux Inc.	131,580	Canadian
2nd Offering	Cacao Folie Inc.	131,580	Canadian
2nd Offering	Guylaine Touchette	78,947	Canadian
2nd Offering	Paul Desjarlais	210,526	Canadian
2nd Offering	Diana Damiano	105,263	Canadian
2nd Offering	Stephane Beaulieu	53,000	Canadian
2nd Offering	Cyberfreight Systems Inc.	105,263	Canadian
2nd Offering	Joseph Courdi	26,315	Canadian
2nd Offering	Nick Bastravalas	800	Canadian
2nd Offering	Theodore Kefalas	1,000	Canadian
2nd Offering	Andrew Kefalas	1,000	Canadian
2nd Offering	Jean Depelteau	300	Canadian
2nd Offering	Carl Depelteau	315	Canadian
2nd Offering	Louis Depelteau	350	Canadian
2nd Offering	Bonin Manon	375	Canadian
2nd Offering	Gail Rose Kefalas	500	Canadian
2nd Offering	Christina Germakopoulos	500	Nassau, Bahamas
2nd Offering	George Veikos	264	Canadian
2nd Offering	George Giannopoulos	264	Canadian
2nd Offering	Louise Devost	528	Canadian
2nd Offering	Andre Baby	528	Canadian
2nd Offering	Andree-Anne Perron	264	Canadian
2nd Offering	Basilios Kourelis	264	Canadian
2nd Offering	Aspasia Psinas	264	Canadian
2nd Offering	Panagiota Kourelis	264	Canadian
2nd Offering	Bruno Plamondon	800	Canadian
2nd Offering	Marcel Lemire	350	Canadian
2nd Offering	Genevieve Meunier	400	Canadian
2nd Offering	Eric Lemire	500	Canadian
2nd Offering	Carla Dossantos	264	Canadian
2nd Offering	Frank Izzi	264	Canadian
2nd Offering	Anna Psinas	264	Canadian
2nd Offering	Costa Samaras	264	Canadian
2nd Offering	George Kokolis	300	Canadian
2nd Offering	Demitra Kokolis	300	Canadian
2nd Offering	Christos Narnos	800	Canadian
2nd Offering	Irene Ionas	300	Canadian
2nd Offering	Kashaif Khan	300	Canadian
2nd Offering	Ammad Baig	300	Canadian
2nd Offering	Agapitos Hadjinikitas	789	Canadian

	Subtotal	**1,956,134**	
For Services Rendered	Andre Baby	35,829	Canadian
For Services Rendered	Hynek Zikovsky	38,825	Canadian
For Services Rendered	Nick Alexiou	4,000	Canadian
For Services Rendered	Andre Pelletier	13,842	Canadian
For Services Rendered	Pierre Binette	62,500	Canadian
For Services Rendered	Jean Langevin	62,500	
	Subtotal	**217,496**	
	Total Common Stock:	**2,173,630**	

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

N/A

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The shares of common stock were issued upon the reliance from the registration requirements of the Securities Act of 1933, as amended, pursuant to the exemption afforded the issuer under Regulation S promulgated thereunder due to the fact that the securities were issued only to non-U.S. residents.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

N/A

(2) To stabilize the market for any of the securities to be offered;

N/A

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation;

N/A

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

N/A

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

N/A

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by Rule 254 was used prior to the filing of this Form 1-A.

PART II — OFFERING CIRCULAR

* *

COVER PAGE

ROOTLEVEL HOLDINGS, INC.

(Exact name of Company as set forth in Charter)

Type of securities offered: Common Shares

Minimum/Maximum number of securities offered: Up to 25,000,000 Common Shares

Number of Shares being Qualified by Selling Security Holders: 2,048,630

Number of Shares being Qualified for Sale by the Issuer: 22,951,370

Price per security: $0.20

Total proceeds to Issuer: Up to $4,590,274

Total proceeds to selling shareholders: Up to $409,726

The Company will not be receiving any proceeds from the sale of Selling Security Holder Shares

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to public? N/A

Is there other compensation to selling agent(s)? N/A [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? N/A [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals?
[ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:	
[ ]	Has never conducted operations.
[X]	Is in the development stage.
[ ]	Is currently conducting operations.
[ ]	Has shown a profit in the last fiscal year.
[ ]	Other (Specify): Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*
N/A		

TABLE OF CONTENTS

This offering circular contains all of the representations by the company concerning this offering, and no person shall make different or broader statements than those contained herein. Investors are cautioned not to rely upon any information not expressly set forth in this offering circular.

This offering circular, together with financial statements and other attachments, consists of a total of 92 pages.

THE COMPANY

1. **Exact corporate name:** Rootlevel Holdings, Inc.

   State and date of incorporation: Delaware

   Street address of principal office:

   432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9

   Company telephone number: (514) 992 – 2898

   Fiscal year: October 31st
   (month) (day)

   Person(s) to contact at Company with respect to offering:

   Chris Psinas

   Telephone number (if different than above): (514) 992–2898

RISK FACTORS

2. ***List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).***

An investment in our shares involves a high degree of risk. Before making an investment decision, you should carefully consider all of the risks described in this Form 1-A. If any of the risks discussed in this section actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the price of our shares could decline significantly and ***you may lose all or a part of your investment****. The risk factors described below are not the only ones that may affect us.*

The issuer, Rootlevel Holdings, Inc. is a holding company organized under the laws of the State of Delaware, and currently conducts all of its business activities through its wholly-owned subsidiary, Rootlevel Inc., a Canadian corporation. Rootlevel Holdings, Inc. is a non-operating entity whose sole assets consist of its equity holdings in Rootlevel Inc. and has no other affiliations or subsidiaries other than Rootlevel Inc. All information pertaining in this offering circular to the risks, business and operations of the issuer pertains to Rootlevel Inc. Unless

otherwise noted, terms such as the "Company," "we," "us," "our" collectively refer to Rootlevel Holdings, Inc. and its wholly-owned subsidiary, Rootlevel Inc.

The Company's business is subject to numerous risk factors including, but not limited to, the following:

Risks related to our business:

We anticipate future losses and negative cash flow, which may limit or delay our ability to become profitable.

We have incurred losses since our inception and expect to experience operating losses and negative cash flow for the foreseeable future. We anticipate our losses will continue to increase from current levels because we expect to incur additional costs and expenses related to:

- brand development, marketing and other promotional activities;
- the continued development of our Web site;
- the expansion of our product offerings and Web site content; and
- development of relationships with strategic business partners.

Our ability to become profitable depends on our ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels. If we do achieve profitability, we cannot be certain that we would be able to sustain or increase profitability on a quarterly or annual basis in the future.

Our operating results are volatile and difficult to predict.

The following are material factors that may harm our business or cause our operating results to fluctuate:

- our inability to obtain new customers at reasonable cost, retain existing customers or encourage repeat customers;
- seasonality;
- our inability to adequately maintain, upgrade and develop our Web site;
- the ability of our competitors to offer new or enhanced Web sites, services or products;
- our inability to obtain information data lines from our suppliers;
- increases in the cost of online or offline advertising.

Any change in one or more of these factors could reduce our gross margins in future periods. Due to our limited operating history, it is difficult to predict the seasonal pattern of our sales and the impact of seasonality on our business and financial results. In the future, our seasonal sales patterns may become more pronounced, and may cause a shortfall in net sales as compared to expenses in a given period.

If we are unable to build awareness of our website, we may not be able to compete effectively against competitors with greater name recognition and our sales could be adversely affected.

If we are unable to economically achieve or maintain a leading position in online OTC stock information or to promote and maintain our websites, our business, results of operations and financial condition could suffer. Development and awareness of our websites will depend largely on our success in increasing our customer base. If our consumers do not perceive us as offering a desirable way to obtain OTC stock analysis, we may be unsuccessful in promoting and maintaining our websites. Furthermore, in order to attract and retain customers and to promote and maintain our website in response to competitive pressures, we plan to increase our marketing and advertising budgets and otherwise to increase substantially our financial commitment to creating and maintaining loyalty among vendors and consumers.

If we enter new business categories that do not achieve market acceptance, our brand and reputation could be damaged and we could fail to attract new customers.

If we launch or acquire a new department or product category that is not favorably received by consumers, our brand or reputation could be damaged. This damage could impair our ability to attract new customers, which could cause our net sales to fall below expectations. An expansion of our business will require significant additional expenses, and strain our management, financial and operational resources. This type of expansion would also subject us to increased risk. We may choose to expand our operations by developing other new departments or product categories, promoting new or complementary products, expanding the breadth and depth of products and services offered or expanding our market presence through relationships with third parties. In addition, we may pursue the acquisition of other new or complementary businesses, products or technologies.

Our operating results depend on our internally developed web site. If the site does not perform satisfactory, we could lose customers and net sales could be reduced.

The satisfactory performance, reliability and availability of our Web site is critical to our operating results, as well as to our ability to attract and retain customers and maintain adequate customer service levels. Any system interruptions that result in the unavailability of our Web site or reduced performance of our data suppliers' transmission systems would reduce the volume of sales and the attractiveness of our service offerings. This would seriously harm our business, operating results and financial condition.

Our business has limited operating history.

We have had a limited operating history upon which an evaluation of our current business plan and prospects can be based. The Company began operations on October 27, 2005. Much of the first year and a half was spent solely on the development of its sites. These activities produced no revenues but both sites were essential to the business plan in making Rootlevel Holdings' sites unique. There are a number of risks, expenses and problems frequently encountered by companies in the early stages of development, and particularly by companies entering new and rapidly developing markets like the Internet. Such risks include, without limitation, the possibility that the Internet services offered by the Company fail to achieve broad acceptance, lack of acceptance by consumers of OTC financial information, possible failure to generate sufficient revenues from its Website, failure or inadequacy of network infrastructure (including its server, hardware and software), changes in laws that adversely affect the Internet and e-commerce generally and the Company's business in particular, direct and indirect competition for investor communities and advertisers by entities with greater financial, technical and marketing resources, failure to attract, retain and motivate qualified personnel, failure to properly manage the amount and timing of operating costs and capital expenditures in the development of our business, operations and infrastructure. There can be no assurance that we will be successful in addressing such risks, and any failure to do so could have a material adverse effect on our business, results of operation and financial condition.

Future capital needs/liquidity deficiencies/potential lack of financing.

We may need to raise additional funds for the further development of our business and to implement our business plan. There can be no assurance that any additional financing will be available on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund expansion of our business or to implement our business plan, which would have a material adverse effect on our business, results of operations and financial condition. Additional funds raised through the issuance of equity or convertible debt securities of the Company will reduce the percentage ownership of the our current stockholders. Stockholders may experience additional dilution and securities issued in any future financing may have rights, preferences or privileges senior to those of current shareholders of the Company.

Potential fluctuations in quarterly results.

The Company expects operating results of its business to fluctuate significantly in the future as a result of a variety of factors, many of which are beyond its control. These factors include:

- fluctuating demand for the advertising products;
- Rootlevel Holdings' offers relative to the state of the capital markets;
- consumers' acceptance of its products and e-commerce;
- the level of traffic on the Company's websites;

- the introduction of new or enhanced services by its competitors;
- changing personnel requirements to address changes in technology;
- competition and promotion campaigns by Rootlevel Holdings, Inc. or any of its competitors;
- engineering or development fees required to be paid in connection with adding new website development and publishing tools;
- general economic conditions, and economic conditions specific to the Internet or all or a portion of the technology market.

As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition. Rootlevel Holdings, Inc. expects to experience seasonality in its business, with user traffic on the Rootlevel Holdings websites potentially being lower during the summer and year-end vacation and holiday periods when overall usage of the Internet is lower. Because web-based e-commerce is an emerging market, additional seasonal and other patterns may develop in the future as the market matures. Any seasonality is likely to cause quarterly fluctuations in Rootlevel Holdings' operating results.

Dependence on key personnel.

Competition for senior management, experienced sales and marketing personnel, qualified web engineers and other employees is and is expected to continue to be intense, and there can be no assurance that we will be successful in attracting and retaining such personnel. Success of our business is dependent on the contacts, abilities and performance of its executive officers and other key employees. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the prospects, business development, and results of operations and financial condition of the Company.

Because our officers and directors are indemnified against certain losses, we may be exposed to costs associated with litigation.

If our directors or officers become exposed to liabilities invoking the indemnification provisions, we could be exposed to additional non-reimbursable costs, including legal fees. Our Articles of Incorporation and By-laws provide that our directors and officers will not be liable to us or to any shareholder and will be indemnified and held harmless for any consequences of any act or omission by the directors and officers unless the act or omission constitutes gross negligence or willful misconduct. Extended or protracted litigation could have a material adverse effect on our cash flow.

We face intense competition.

The market for community-based e-commerce on the Internet is new and rapidly evolving and competition for visitors, advertisers, strategic partners and e-providers is intense and is expected to increase significantly in the future. Barriers to entry are relatively insubstantial. There is a significant number of other companies who also are primarily focused on creating a web-based investor community on the Internet. Many of these competitors are significantly larger than ours and more established and known in the Internet industry. The Company will face competition in the future from web directories, search engines, shareware archives, content sites, commercial online service providers ("OSPs"), sites maintained by Internet service providers ("ISPs") and other entities. There can be no assurance that our competitors and potential competitors will not develop investor communities that are equal or superior to those to ours or that achieve greater market acceptance than our community. Accordingly, we will likely face increased competition, resulting in pressure on its potential advertising revenues. Many of the Company's existing and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than the Company. Entities with which the Company might in the future seek to enter into a strategic relationship may have already established collaborative relationships with the Company's competitors or potential competitors, and other high-traffic websites. There can be no assurance that the Company will be able to compete successfully or that competition will not have a material adverse effect on the Company's business, results of operations and financial condition.

We might not be able to enhance our products to remain competitive.

As Internet information services and e-commence are rapidly evolving, we believe that our future success will depend upon our ability to continually enhance existing products, adapt to the changing requirements of our web-users or customers, and to bring new revenue generating products online in order to set our services apart from the competition, the success of which cannot be assured.

We face technological risks.

The performance of our server and network hardware and software infrastructure is critical to our business and our ability to attract web users and advertisers to our website. Any system failure that causes an interruption in service or a decrease in responsiveness or failure of our server and networking systems to handle the volume of traffic of its websites could impair the attractiveness of our website, thereby reducing our marketing and e-commerce revenues. It is expected that as our business develops, we will need to upgrade our hosting server, the availability of which may be limited or the cost of which may be significant. The successful delivery of our services is also dependent, in substantial part, upon our ability to protect our server and network infrastructure against damage from human error, power loss, telecommunications failure, sabotage, intentional acts of vandalism and similar events. The market in which we compete is characterized by rapidly changing technology, increasing competition for financing, evolving industry standards, frequent new products and service announcements and enhancements and changing customer

demands. Our success will depend on our ability to adapt to rapidly changing technologies and industry standards, and its ability to continually improve the speed, performance, features, ease of use and reliability of its server and networking system. Any failure to rapidly adapt in a changing environment would have a material adverse effect on our competitiveness. Introducing new technology into our systems will require significant amounts of capital, substantial amounts of personnel resources and will take time to complete. There can be no assurance that we will be successful at integrating such technology into our websites on a timely basis or without degrading the responsiveness and speed of our websites or that, once integrated, such technology will function as expected.

We face government regulation and legal uncertainties.

We are is not currently subject to direct regulation by any government agency, other than regulations applicable to business generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, a number of legislative and regulatory proposals are under consideration by U.S. and Canadian federal, state, provincial, local and foreign governmental organizations, and it is possible that a number of laws or regulations may be adopted with respect to the Internet on matters including user privacy, user screening and taxation, which could, in turn, decrease the demand for our services, and increase our cost of doing business. The applicability to the Internet of existing laws governing issues such as property ownership, copyright, trademark, trade secrets, obscenity, libel and personal privacy is uncertain and developing. Any new legislation or regulation, or application or interpretation of existing laws, could have a material adverse effect on our business, results of operations and financial condition.

A number of legislative proposals have been made at the U.S. and Canadian federal, state, provincial and local levels that would impose additional taxes on the sale of goods and services over the Internet and certain jurisdictions have taken measures to tax Internet-related activities. It is possible that some type of taxes will be imposed upon Internet commerce in the future, and there can be no assurance that such legislation or other attempts at regulating commerce over the Internet will not substantially impair the growth of commerce on the Internet and, as a result, adversely affect our opportunity to derive financial benefit from such activities. Due to the global nature of the web, it is possible that the governments of various other states in the United States and foreign countries might claim jurisdiction over us or our transmissions. There can be no assurance that violations of local laws will not be alleged or charged by state or foreign governments, that we might not unintentionally violate such laws or that such laws will not be modified or new laws enacted, in the future. We are qualified to do business only in Delaware and in the Canadian Province of Quebec, and failure by the Company to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject it to taxes and penalties and could result in the inability of the Company to enforce contracts in such jurisdictions. Any of the foregoing developments could have a material adverse effect on our business, results of operations and financial condition.

Liability for information retrieved from the web.

Because materials may be downloaded by users of our websites and subsequently distributed to others, there is a possibility that claims may be made against us for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature, content, publication and distribution of such materials. Such claims have been brought, and sometimes successfully pressed, against OSPs in the past. We could be exposed to liability with respect to third party content accessible through its website. If any third party content provided on our websites contains errors, a claim could be brought against us for losses incurred in reliance on such information. We could incur significant costs in investigating and defending against such claims, regardless of the outcome. We do not carry general liability insurance intended to protect us from any liability arising out of the foregoing and insurance may not be available to cover all such potential claims or may not be adequate to indemnify us for all liabilities that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage would have a material adverse effect on our business, results of operations and financial condition.

We face Internet security risks.

There can be no assurance that experienced programmers or "hackers" may not from time to time attempt to penetrate our network security. To our knowledge, none of this activity has occurred. A party who is able to penetrate our network security could misappropriate proprietary information or cause interruption in our website.

Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet generally, particularly as a means of conducting commercial transactions. Security breaches or the inadvertent transmission of computer viruses could expose us to loss, litigation and possible third party liability. There can be no assurance that any contractual provisions or legal disclaimers intended to limit our liability in such areas will be successful or enforceable.

We rely on intellectual property and proprietary rights.

We regard certain of our technology and certain stock analysis programs, as proprietary and rely on common law trademark, service mark, copyright and trade secret laws and restrictions on disclosure for protection.

We currently own no patents, copyrights, trademarks, or other intellectual property.

Our programs have been developed by our employees and founders. Our founders are currently employed by the Company. While we consider our current programs and methodologies proprietary, the nature of the Internet and marketing on the Internet, necessitates ongoing modification, updating and evolution of all proprietary technology. Accordingly, we generally

require those involved to enter into confidentiality or technology transfer agreements; but control access to and distribution of our documentation and other information.

Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization or to develop similar technology independently. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are distributed or made available through the Internet, and policing unauthorized use of proprietary information is difficult. Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related business are uncertain and still evolving, and no assurance can be given as to the future viability or value of any of our proprietary rights. There can be no assurance that our business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us. We may be subject to claims of alleged infringement of the trademarks, service marks and other intellectual property rights of third parties by us. Although no such claims have been made to date, such claims and any resultant litigation could be time consuming and expensive to defend. As we continue to introduce new services that incorporate new technologies, we may be required to license additional technology from others. There can be no assurance that these third party technology licenses will continue to be available to us on commercially reasonable terms, if at all.

We depend on continued growth in use of the Internet.

Our future success is dependent upon continued growth in the use of the Internet. There can be no assurance that the number of Internet users will continue to grow or that e-commerce over the Internet will become more widespread. Further, there can be no assurance that the web infrastructure will continue to be able to support the demands placed on it by continued growth or that the performance or reliability of the web will not be adversely affected by continued growth.

The loss of the services of one or more of our key personnel, or our failure to attract, assimilate and retain other highly qualified personnel in the future, could disrupt our operations and result in loss of revenue.

Our future performance will depend on the continued services of our management and key personnel and the ability to attract additional management and key personnel. The loss of the services of one or more of our key personnel could seriously interrupt our business. We depend on the continued services and performance of our senior management and other key personnel. Our relationships with these officers and key employees are at will and none of our officers or key employees is bound by an employment agreement for any specific term.

Risks related to our industry:

We depend on increasing use of the Internet and on the growth of online commerce.

Our future revenues substantially depend upon the increased acceptance and use of the Internet and other online services as a medium of commerce. Rapid growth in the use of the Internet, the Web and online services is a recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of customers may not adopt, and/or continue to use, the Internet and other online services as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty and there exist few proven services and products. In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. If the Internet continues to experience significant expansion in the number of users, frequency of use or bandwidth requirements, the infrastructure for the Internet may be unable to support the demands placed upon it. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased governmental regulation. Changes in, or insufficient availability of, telecommunications services to support the Internet also could result in slower response times and adversely affect usage of the Internet generally.

Our business, financial condition and results of operations would be seriously harmed if:

- use of the Internet, the Web and other online services does not continue to increase or increases more slowly than expected;
- the infrastructure for the Internet, the Web and other online services does not effectively support expansion that may occur;
- the Internet, the Web and other online services do not become a viable commercial marketplace; or
- traffic to our Web site decreases or fails to increase as expected or if we spend more than we expect to attract visitors to our Web site.

If we are unable to acquire the necessary web domain names, our brand and reputation could be damaged and we could lose customers.

We may be unable to acquire or maintain Web domain names relating to our brand in the United States, Canada, and other countries in which we may conduct business. As a result, we may be unable to prevent third parties from acquiring and using domain names relating to our brand, which could damage our brand and reputation and take customers away from our Web site. We currently hold the www.thefinancialrecord.com and "www.rlevel.com" domain names and may seek to acquire additional domain names. Governmental agencies and their designees generally regulate the acquisition and maintenance of domain names. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. The changes in

the United States are expected to include a transition from the current system to a system that is controlled by a non-profit corporation and the creation of additional top-level domains. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names.

We may need to change the manner in which we conduct our business if government regulation increases.

The adoption or modification of laws or regulations relating to the Internet could adversely affect the manner in which we currently conduct our business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on us. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The United States Congress recently enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. Laws regulating the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, and taxation apply to the Internet. In order to comply with new or existing laws regulating online commerce, we may need to modify the manner in which we do business, which may result in additional expenses. For instance, we may need to spend time and money revising the process by which we fulfill customer orders to ensure that each shipment complies with applicable laws. We may need to hire additional personnel to monitor our compliance with applicable laws. We may also need to modify our software to further protect our customers' personal information.

We may be subject to liability for the Internet content that we publish.

As a publisher of online content, we face potential liability for defamation, negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of materials that we publish or distribute. If we face liability, then our reputation and our business may suffer. In the past, plaintiffs have brought these types of claims and sometimes successfully litigated them against online companies. In addition, we could be exposed to liability with respect to the unauthorized duplication of content or unauthorized use of other parties' proprietary technology.

Risks related to securities markets.

Our stock price may be volatile.

The market price of our common stock will likely fluctuate significantly in response to the following factors, some of which are beyond our control:

- Variations in our quarterly operating results;
- Changes in financial estimates of our revenues and operating results by securities analysts;
- Changes in market valuations of telecommunications equipment companies;
- Announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
- Additions or departures of key personnel;
- Future sales of our common stock;
- Stock market price and volume fluctuations attributable to inconsistent trading volume levels of our stock;
- Commencement of or involvement in litigation.

In addition, the equity markets have experienced volatility that has particularly affected the market prices of equity securities issued by Internet and technology companies and that often has been unrelated or disproportionate to the operating results of those companies. These broad market fluctuations may adversely affect the market price of our common stock.

We may be unable to meet our future capital requirements.

We cannot be certain that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-related or debt securities, the securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience additional dilution. We require substantial working capital to fund our business. Since our inception, we have experienced negative cash flow from operations and expect to experience significant negative cash flow from operations for the foreseeable future. We currently anticipate that our available funds will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least the next 12 months. After that, we may need to raise additional funds.

No public market for our common stock currently exists and an active trading market may not develop or be sustained.

There has been no public market for our common stock. We cannot be certain that an active trading market for our common stock will develop or be sustained.

Our inability to obtain sufficient funds to grow our business could cause you to lose your investment in our securities.

We intend to continue to grow our business. Due to our limited operating history and the nature of our industry, our future capital needs are difficult to predict. Therefore, we will require additional capital to pursue anticipated or unanticipated opportunities, including strategic alliances and joint ventures, potential acquisitions, changing business conditions, and responding or repositioning the company due to unanticipated competitive pressures.

Obtaining additional financing, whether through the issuance of debt or equity securities or obtaining bank financing, will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. These factors may make the timing, amount, terms and conditions of additional financings unattractive to us. If we are unable to raise additional capital, our growth and our competitiveness could be materially impeded.

Our common stock will be subject to SEC's "penny stock" rules which may affect your ability to sell your shares.

Our Common Stock will be subject to the "penny stock rules" adopted pursuant to Section 15 (g) of the Securities Exchange Act of 1934, as amended. The penny stock rules apply to non-NASDAQ companies whose common stock trades at less than $5.00 per share or which have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). Such rules require, among other things, that brokers who trade "penny stock" to persons other than "established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade "penny stock" because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. Because our securities will be subject to the "penny stock rules," investors will find it more difficult to dispose of our securities. Our common stock will be subject to the SEC's rules relating to "penny stocks."

Our preferred stock may be used to avoid a change in control of the Company, which could prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then current market price for their shares.

Our Certificate of Incorporation authorizes the issuance of 5,000,000 shares of preferred stock, $0.0001 par value, with designations, rights and preferences determined from time to time by the

Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Currently there are 100 shares of Series A Preferred stock currently issued and outstanding, all held by Rootlevel Holdings' President, Mr. Paul Kefalas.

In accordance with the Certificate of Incorporation and prior Resolutions effected by the Board of Directors, the outstanding shares of Series A Preferred Stock vote together with the shares of Common Stock of the Corporation as a single class and, regardless of the number of shares of Series A Preferred Stock outstanding and as long as at least one of such shares of Series A Preferred Stock is outstanding, shall represent eighty percent (80%) of all votes entitled to be voted at any annual or special meeting of shareholders of the Corporation or action by written consent of shareholders. Each outstanding share of the Series A Preferred Stock represents its proportionate share of the 80% which is allocated to the outstanding shares of Series A Preferred Stock.

This and other similar future provisions could have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices. Any delay or prevention of, or significant payments required to be made upon, a change of control transaction or changes in our board of directors or management could deter potential acquirers or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then current market price for their shares.

Management will continue to own a majority of our common stock upon the completion of this offering and will be able to direct the operations of the Company otherwise subject to stockholder vote under the Delaware General Corporation Law.

Upon the completion of this offering, our officers and directors will continue to own a majority of the issued and outstanding common stock of the Company. Their majority ownership of the issued and outstanding voting securities will enable them to direct the affairs of the Company which would otherwise be subject to the consent of a majority of the Company's stockholders, including but not limited to, amending the Company's certificate of incorporation and by-laws, electing directors to the Board, selling all or substantially all of the Company's assets and/or entering into one or more other transactions otherwise subject to stockholder consent under the Delaware General Corporation Law. Management's concentration of voting power might make an investment in our common stock or other securities less attractive to investors or other strategic partners.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

> ***(a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.***

Business Description

Rootlevel Holdings, Inc. was incorporated in the state of Delaware on May 21, 2007. Under its Articles of Incorporation, the Company is authorized to issue 100,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share, in one or more series with all rights and privileges as determined by the Company's Board of Directors. On May 22, 2007, the Company issued an aggregate of 6,350,000 shares of its common stock in connection with a share exchange with Rootlevel Inc., a Canadian corporation formed on October 27, 2005, pursuant to which Rootlevel Inc. became a wholly-owned subsidiary of Rootlevel Holdings, Inc. Since the share exchange, Rootlevel Holdings, Inc. has been operating its business activities and operations through Rootlevel Inc.

All information pertaining in this offering circular to the risks, business and operations of the issuer pertains to Rootlevel Inc. Unless otherwise noted, terms such as the "Company," "we," "us," "our" collectively refer to Rootlevel Holdings, Inc. and its wholly-owned subsidiary, Rootlevel Inc.

The Company is a boutique stock promotion, quotation and investor relations firm which provides custom tailored solutions for individual investors, third party owners, or Micro-Cap companies in the European, Asian and North American capital market arenas. Through its web portals *TheFinancialRecord.com (actual name will change)* and *Open Source Exchange Platform (actual name will change),* the Company enables small-to-medium sized business clients to provide corporate data and news combined with cutting edge video content, chat rooms, real time teleconferencing and a share quotation forum to market makers, customers, shareholders and employees.

TheFinancialRecord.com is a premier website and a state-of-the-art online video research center for the investment community where companies, investors and analysts can engage in new ways to exchange financial information by sharing, commenting on, and viewing daily video reports, news, interviews of CEOs and market reports from analysts and stock exchange floor traders.

Open Source Exchange Platform is open source quotation/exchange platform designed to be a customizable and extensible exchange platform solution, from private stock trading to bonds and

even stock training simulations. It provides an extremely low entry cost solution for companies looking to implement an exchange platform for trading.

Product Description

TheFinancialRecord.com is bringing application and product innovation to the market, beginning with the NASD Over-the-Counter (OTC), and specifically the Pink Sheets® niche market, by providing an online community platform incorporating the most innovative technologies today, including video publishing and real-time telecommunication.

The Micro-Cap community of investors, issuers (companies) and market makers will use TheFinancialRecord.com as a source of current market information and an instrument for issuers to promote their companies' value through the production and publication of interview videos, press releases and product promotion, in an intuitive and friendly environment that promotes direct communication and business relationship building between all parties.

Products and Services:

<u>TheFinancialRecord.com</u>



TheFinancialRecord.com (http://www.thefinancialrecord.com) the Company provides Investor & Public Relations services and a multitude of other financial support for companies in the Pink Sheets®, OTC & Micro-Cap markets. Revenues are derived principally from these issuers. The solution has been strategically designed with i) a unique set of core services (for market differentiation) and ii) complemented with additional services already available on the market - to offer a complete solution:


COMPLEMENTARY SERVICES
Financial Content
Quotes, Level II, Options, Charts, News, Profile, Financials, Insiders, Historical
State-of-the-art Collaboration
Direct Teleconferencing, Private Messaging, Message Boards
Venue Focus
Pink Sheets → OTC → Micro-Cap
CORE SERVICES

Focus Products and Services targeting specific venues:

TheFinancialRecord.com will brand its services to venues specifically and will gradually broaden its scope. We envision the progression to be Pink Sheets® first, then OTCBB, then other OTC and eventually all Micro-Cap companies.

TheFinancialRecord.com has chosen to initially focus exclusively on optimizing its services to ensure their highest affinity will be with the Pink Sheets® investment stakeholders. The specific Pink Sheets® focus allows the Company to marshal resources to complete a manageable feature set, as well as a limited marketing budget.

Unlike other exchanges, many Pink Sheets® issuers are not required by law to file with the Securities Exchange Commission (SEC). As such, the Pink Sheets® market is a more speculative environment catering to distinct investor types. Similarly, issuing companies, market makers and promoters in this venue have different dynamics than those of their counterpart stakeholders in the SEC governed exchanges such as the NASDAQ and other national exchanges. The TheFinancialRecord.com empower these issuers to promote their company through the publication of IR/PR media thus informing the potential investors of their operations to attract investments – without relying on quarterly reporting.

Company Videos:

TheFinancialRecord.com will consolidate existing videos for Pink Sheets® companies, making it easy for the investor to browse through and watch video press releases, CEO interviews, product demonstration and other videos that can help them make an informed decision about investing in a company's stock.

TheFinancialRecord.com will also be the first to provide video production services to companies as an additional service and help promote the videos by allowing them to be published on other sites. This will increase their exposure to other investors providing high quality marketing and advertising.

Exclusive Market Analysis:

TheFinancialRecord.com will further provide venue specific market information, news and consolidated summaries. Daily analysis on market behavior, exclusive market analysis results and indices will provide unprecedented value to the Pink Sheets, OTC and Micro-Cap investor.

State-of-the-art Collaboration:

TheFinancialRecord.com is defined, designed and branded as a community - integrating the latest innovations in powerful, easy to use collaboration tools. These tools will include:

- **Real-time teleconferencing** available to users at the click of a button, allowing them to interface immediately with an issuing company's PR representative.
- **Text and video blogging*** will enable investors, issuers and promoters to have public discussions and provide comments on company videos.
- **Message boards*** will be integrated into the TheFinancialRecord.com site, providing static forums for users to have general discussions about the markets, specific

discussions about issuers and any other subjects registered users would like to discuss about.

Financial Content:

No site providing financial content would be complete without a service by which users can get financial details about a company. There are a multitude of online portals that currently offer financial content and there are also many online content provider type companies that supply 'web parts' that can be integrated into existing web sites. Since being a financial content provider is not one of TheFinancialRecord.com's core offerings, the Company will partner with a financial content provider to offer it through TheFinancialRecord.com.
The financial content modules will provide:

- **A Venue Specific News Lists on the TheFinancialRecord.com home page** will provide our visitors a summary view of the most recent news items. The visitor can quickly browse through all the articles and optional click on an interesting article to retrieve the complete news feeds. These news feeds are consolidated from multiple news sources including publications such as Market Wire, PrimeZone, CCN Mathews and U.S. Equity News

- **An Issuer Quote Summary** will be provided on the company profile page within a 20 minute delayed interval. A very elegant and informative layout allows TheFinancialRecord.com's investors to easily see the stock price movement, volume information, stock highs/lows, ask/bid prices, market cap info, shares and trade information.

- **An Issuer (Company) Summary & Interactive chart** will be provided on the company profile page within a 20 minute delayed interval. The default chart provides intraday quote information as well as options to view charts up to a year in advance. An advanced charting page is also available allowing the investor to use an interactive chart, overlap multiple company stock prices and perform more advanced analysis.

- **Depth/Level II Info** will be available from the customer profile page within a 20 minute delayed interval. Information provided will include the Level II Quote book as well as the Time & Sales.

- **Options, News, Profile, Financials, Insiders and Historical comprehensive information whenever they are available.** Pink Sheets® issuers are sometimes listed on other exchanges such as OTCBB while being on some Pink Sheets® and there are often companies that were previously listed on other exchanges and have gone private with a return to the Pink Sheets. If this is the case, that historical financial content would be available to the registered user.

<u>Open Source Exchange Platform</u>



Open Source Exchange Platform is a web based quotation and trading platform designed with versatility in mind. It is being developed under an open source license and designed with versatility in mind. The goal is to provide companies with a quotation and trading platform solution with a 0$ initial investment. The

software can then be completely customized to create the ideal trading solution.

As of today there are no professional Open Source quotation, trading or exchange platforms available. Rootlevel is establishing a full service Open Source development environment for this product on the Internet, will continue development privately and once a certain level of core product maturity is made will open its doors to the community of millions of open source software developers and testers.

We expect companies will use this platform to establish various types of solutions: *company internal* trading sites, solutions for small public venues around the world not currently trading electronically, financing firms to establish electronic bond and other fixed-income instrument trading, stock trading simulation sites for educational institutions. The possibilities are great.

The Open Source Exchange Platform is being developed with the latest in Internet software technology advancements to ensure marketability to senior open source developers. As important as it is for the end-product to be marketable, with an open source solution, it is just as important for the internal workings to make use of advanced and mainstream software technologies such as Java, AJAX, and XML. Some of the key elements of the platform:

- Sign-up service for users permitting automatic registration and optional manual verification'
- Users will have access to a live bulletin, showing open orders, with price and quantity and time limit left to expiry.
- Currency for quotations is configurable as well as precision. (i.e., US dollars, Euro, custom monetary unit.)
- Real-time updating quote books showing a configurable list of most recent activity (bids/asks/closed orders)
- Fully customizable algorithm for Bid/ask locking.
- Configurable order expiry based on predetermined OR user specified expiration.
- Multi-user type system configuration options:
    - Inter-dealer configuration – dealer-to-dealer trading only (B2B)
    - Dealer-to-customer configuration – single or multiple-dealer supported, for trading between dealers and investors(B2C)
- Further to the participant type configurations, the various customizable quotation systems are:
    - RFQ (request-for-quote) systems allowing investors to request a quote from other users – the proposals have an expiry period.
    - Quote book system. Users post bids/asks into a quote book and the system will lock trades based on the predetermined algorithm.
    - For sale of new issues, an auction system is available for simultaneous bidding to an offer. This system may or may not be a blind auction for the bidders (configurable).

TheFinancialRecord.com Services



Rootlevel provides custom tailored corporate promotional campaigns that may be scaled to meet any budget. The Company develops promotional campaigns for companies that are publicly listed on any exchange in the world. TheFinancialRecord.com services apply to publicly traded companies, stock brokers, certified financial planners, financial advisory services, investment newsletters, financial institutions or even third party owners. The Company's provides the following services:

- Search Engine Optimization (SEO) (i.e. Google Ad words, Microsoft Live...)
- Develop and Enhance Corporate Identity: Website, Corporate Packages, Brochures, etc.
- Direct Marketing Services
- Fax Broadcasting
- Video Email
- Enhanced Online Corporate Visibility
- Creative Deployment Services
- Newsletter, Copyrighting and Press Release Creation and Dissemination
- "Seed or Viral Marketing": Creating excitement about the company utilizing online chat rooms, investment forums, blogs and message boards

Technologies

Using Technology to Deliver Unique Value to Customers:

TheFinancialRecord.com's technical infrastructure ensures levels of uptime, availability, response performance and security that meet or exceed the highest industry standards. The Company's technical infrastructure delivers the financial data and content required for users with state-of-the art collaboration technologies such as live teleconferencing and video for a superior user experience.

Availability, Reliability and Performance:

The Company provides a high level of network/server/quote engine uptime with a minimum availability level of 99.9%. High quality hosting and dedicated systems ensuring Rootlevel has full control over the TheFinancialRecord.com web portal.

Scalability:

Web servers are monitored continuously for utilization levels. When average utilization increases above 50%, additional servers are added to the server farm. TheFinancialRecord.com has a similar process for other components of the infrastructure. In consideration of video hosting - bandwidth becomes a critical issue that needs to be monitored constantly.

Security:

Sensitive data, such as user identification and password information, is stored encrypted and backup preserves the encryption. Machines with sensitive data are screened from the outside world and all access is controlled internally at the host and user levels.

(b) ***Describe <u>how</u> these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.***

TheFinancialRecord.com has been conceptualized, designed and is in development. The Open Source Exchange Platform is currently in the conceptualization and preliminary design phase. 40-45% of the operating expenses will be required during the pre-release development cycle.

Please see the **Rootlevel Execution Plan Timeline 2007** below for more release details.

Software development and product improvements will be ongoing and a permanent part of the company operations after the first official release of both products although the percentage of operating expenses that will be contributed to the R&D activities will be lower than during the pre-release development phase. We are estimating 15-20% of the operating expenses will be allocated for product/service improvements, maintenance and further R&D. This amount may vary depending on the type of product improvement projects we decide to take on.

<u>Mission:</u>

It is Rootlevel's mission to provide its customers' a powerful, multi-faceted approach to increasing trading volume, share price, market valuation, liquidity and name recognition through the Company's dedicated online financial community portal. With thousands of publicly traded companies in the financial world, and over 100 million websites, it is extremely difficult for small but growing companies to attract customers, let alone the attention of the investment community; this is where TheFinancialRecord.com will help.

TheFinancialRecord.com recognizes that financial information is vital for investors and presenting multimedia information in an efficient and easily understood framework is critical. By providing a community based approach to delivering media content for issuers, with built-in collaboration and communication tools such as video/text blogs and real time teleconferencing features directly from the site, small cap companies are directly accessible to potential investors, shareholders and analysts to better communicate their corporate message.

Objectives:

Short Term Objectives (12 months)

General:

- Build and host *TheFinancialRecord.com*, a community portal site promoting video as the primary vehicle of communicating financial news
- Build and host *Open Source Exchange Platform*
- Focus services on small cap companies.
- Provide a low cost of entry for services and charge a small per transaction fee for services.

Service:

- Offer search and display capabilities of CEO/corporate videos, press releases, analyst review and other relevant information through a simple, clean and quick interface.
- Provide a real-time financial content and quotation medium.
- Provide real-time communication through teleconferencing to CEO or company representatives by investors, analysts, shareholders and other relevant site visitors.
- Provide additional communication tools such message boards, chat rooms and blogging services between investors, analysts, shareholders and companies.
- Link real-time market data summaries to ad-hoc indices and portfolios.
- Incorporate Web casting technologies
- Incorporate RSS feed technologies
- Incorporate automated Press Release technologies

Sales:

- Record steady revenues in the first 12 months of operation for automated services delivered through *TheFinancialRecord.com* and *Open Source Exchange Platform.*

Intermediate Term Objectives (1 year to 3 years)

General:

- Grow the company's revenues within 36 months – only for automated services delivered through *TheFinancialRecord.com* and *Open Source Exchange Platform.*
- Sell video content to other financial service providers.
- Investigate licensing of video portal technology to competitive financial information sites.
- Investigate expanding to host video and financial information for Micro-Cap, Small-Cap and eventually Large-Cap companies listed on other

exchanges such as NASDAQ, NYSE and foreign exchanges.

Values:

Rootlevel is committed to core values in decision-making and communicating with shareholders, employees, clients and suppliers.

- *Financially Strong:* It is in the best interest of our shareholders, employees, customers and suppliers that the Company operate a financially strong and profitable business

- *High Value:* Through our products and services Rootlevel will continually provide sufficiently high value to meet or exceed the highest expectations of customers.

- *Integrity:* Maintain the highest standard of honesty and integrity.

- *Open Communication:* Provide an environment that supports and encourages open and active communication.

- *Respect:* Treat everyone with respect. We acknowledge and value the differences that make every individual in the community unique.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Industry

The Company's web portals have been engineered to provide information services for investors and issuers in the industries outlined generally below:

1. Financial Portal
    a. General: Online Financial News & Services industry (News, stock quotes)
    b. More Specifically: Pink Sheets, OTC
    c. General Social Networking Services and growth trends: (MySpace, Facebook)
    d. Video service portal growth and community adoption (Youtube, Metacafe, iFilm, Google Video, Yahoo Video, etc)
    e. Lack of Financial specific social networking services (current generation is message board style systems – ragingbull, stockhouse.com, etc)
    f. Lack of Financial specific video provider with social-networking & collaboration element
2. OSS Exchange Platform
    a. General OSS industry growth & professional company adoption
    b. Successful OSS business models used for profit companies
    c. Market/competition in commercial grade exchange platforms (stock & fixed-

income)

d. Market/competition in open source exchange platforms (slim and none professional grade)
e. Anticipating the trend of: OSS applications targeting niches – lowering the barriers to entry for competition.

Pink Sheets

The Pink Sheets® grew out of the price quotations for unlisted stocks that were originally published daily on Pink Sheets® of paper by the National Quotation Bureau. The old physical Pink Sheets® served as advertising for the market makers who quoted those stocks. The Pink Sheets® introduced electronic quotations in 1999. On February 14, 2003, Pink Sheets® LLC started allowing issuers to sponsor (for $174.95/month) real-time quote display for their stocks on www.pinksheets.com, and on June 2, 2003, they introduced PinkLink – an electronic messaging and automated trade negotiation service.

The broker-dealers who trade on the Pink Sheets® are regulated by the NASD, but the Pink Sheets® LLC itself is not required to submit to SEC regulation because it is neither a broker-dealer nor an exchange under current SEC definitions. Companies quoted in the Pink Sheets® do not even need to be SEC registrants and, in fact, many well-known foreign stocks such as Nestlé are quoted through the Pink Sheets.

A synopsis of Pink Sheets® LLC and their services is as follows:

- A paper publisher that has transformed itself and the U.S. OTC market in the last few years.

- A highly visible and efficient trading venue that is easily accessed by U.S. investors.

- The new Pink Sheets® uses superior technology and software systems that facilitate transparency and liquidity in OTC securities through electronic quotation and trading services.

- Real-time quotes are available across all major quote vendors and to customers of online brokers such as E*Trade, Scottrade, TD Ameritrade, etc.

- Breadth and depth of securities quoted on the Pink Sheets® ensures all broker-dealers have access.

- Execution response time of the electronic trade negotiation system < 15 seconds.

- Approximately 90% of interdealer trading on the NASD OTC Bulletin Board utilizes the Pink Sheets® infrastructure.

- As a non-exclusive securities information processor, is not required to register with the SEC.

Rootlevel is poised to gain significant traction with issuers and advertisers as product development aimed at expanding the TheFinancialRecord.com brand takes root. Future product offerings, such as user driven content and personalization, will further enhance TheFinancialRecord.com's ability to capitalize on the upward trend in spending on market data and financial information, as well as portfolio management solutions.

Growth in Online Advertising

The strong trend from print to online advertising continues as retail investors more continue to look to the Internet for their market data and financial information.

In 2005, Canadian online advertising spending increased by 43 percent over 2004 to a total of $519 million (source: Interactive Advertising Bureau of Canada, September 2005). Online advertising growth rates in the United States should closely mirror this trend with a 31 percent projected growth rate for 2006 (source: Center for Jupiter Media, May 2005).

Brand strength becomes exceedingly relevant as research indicates that the top 10 websites are capturing 71 percent of advertising dollars (source: Veronis Suhler Stevenson, July 2005). TheFinancialRecord.com' commitment to product innovation with CEO videos and built in real-time teleconferencing, coupled with a disciplined marketing focus on the Pink Sheets® community, will drive traffic substantial traffic to the site - growing the online TheFinancialRecord.com brand within the target investor community.

Global IT Spending on the Rise

Continued investor demand for online access to market data and financial information from their investment firms continues to put pressure on financial institutions to acquire the technology needed to remain competitive. Developing the technology infrastructure to offer in-house solutions is cost-prohibitive, driving many companies to outsource. This is clearly evidenced by global spending on financial data and economic information that reached $4.8 billion in 2004 and is forecast to grow at a compound annual rate of 9.6 percent from 2004 to 2009; reaching $5.8 billion in 2006 (source: Veronis Suhler Stevenson, July 2005).

Demand for comprehensive portfolio management tools has caused global spending on these products to reach $2.01 billion in 2005, with an expected 7.3 percent cumulative growth rate through to 2008 (source: Celent Communications Research, 2005).

TheFinancialRecord.com's product strategy for penetrating these markets includes supplying of CEO video content, while offering advanced tracking, reporting, quotation and access to TheFinancialRecord.com online providing advisors and institutions with deeper customer intelligence.

Market:

TheFinancialRecord.com

TheFinancialRecord.com's CEO video production, hosting and marketing services through TheFinancialRecord.com is specifically targeting the 4,471 Pink Sheets® Issuers (data as of July 2006). These Companies listed in the Pinks are provided both video production services as well as a community publishing service through TheFinancialRecord.com.

Market Statistics (July 2006)			
Market	Companies Listed	Share Volume	Value traded
NYSE	3,654	35,952,003,055	$1,306,031,000,000
Nasdaq	3,398	29,057,289,811	$635,837,384,680
OTCBB	3,304	37,091,296,237	$2,794,045,583
Pink Sheets	**4,471**	**88,081,319,065**	**$9,156,547,876**

Value trades based on average daily volume per www.nasdaqtrader.com

Market Growth

There was a big move towards IP Video in 2006, fueling a growing trend for new and innovative ways to incorporate video into mainstream web applications. From amateur video content hosted on sites like Google Video, YouTube & MSN Video, to large television networks like NBC posting previously aired primetime shows online for viewers to watch at their convenience, on-demand video technology will continue to grow, enabled by continual increases in data bandwidth and server storage capacity. TheFinancialRecord.com will be one of the first companies to bring videos to the forefront of the online investment community, with exclusive videos for issuers listed on the Pink Sheets® and later OTBB, moving to other Micro-Cap companies.

Customers

TheFinancialRecord.com: Principal customers will be approximately 500 of the potential 4,471 aforementioned Pink Sheets® companies, gradually increasing the participation from Pink Sheets® issuers and adding OTCBB and other Micro-Cap moving forward.

Open Source Exchange Platform: Existing companies looking for a 0$ front-end investment vehicle to enable an electronic exchange platform for their custom needs, non-electronic venues worldwide looking to go online, educational institutions, hobbyists looking to establish a trading system for their categories of products.

Video Content: Rootlevel will license video content to other financial sites or content providers.

Platform Technology: Rootlevel will license or host our video/web platform technology (under the application service provider model) to other companies or industries that do not directly compete with the Company in the financial sector.

Competition

The market for services is relatively new and has been highly fragmented, but there is a trend toward consolidation of the market in recent months. TheFinancialRecord.com must compete intensely with other companies providing similar services. Many of those services are commodity-like and not easily differentiated. TheFinancialRecord.com's competition includes direct competitors such as WallStreetReporter for CEO videos, MarketWatch and Reuters for blogs and message boards, as well as general-purpose Internet portals such as Yahoo Finance and AOL, who provide financial and investment research information.

Rootlevel expects competitors to remain strong as the Internet industry further consolidates. TheFinancialRecord.com delivers a unique mix of some existing services as well as innovative technology in the form of videos and real-time conferencing to create an attractive community for investors, issuers, promoters and market makers. TheFinancialRecord.com's focus on the Pink Sheets® market and the creation of Pink Sheets® exclusive content provide TheFinancialRecord.com a unique competitive advantage over the competition. Once brand awareness is established TheFinancialRecord.com will expand to include the OTCBB and other Micro-Cap issuers.

The following table shows matrix of competitors versus service features. The features identified in this competitive matrix are integral to TheFinancialRecord.com's service strategy and are planned for development as part of the TheFinancialRecord.com feature list.

Matrix: Competition vs. Feature

Company Name/URL	Video Production	Video Hosting	Video Blogging	Financial Data	Message Boards	Real time conference	Community Focus	Text Blogging	Exclusive Pink Sheets Analysis	Exclusive Pink Sheets News
StockHouse.com				*	*		*	*		
StockWire.com				*	*					
MarketWatch.com		*		*	*		*	*		
MSN Money				*	*		*	*		
Youtube.com		*	*				*	*		
Metacafe.com		*	*				*	*		
Google Video		*	*					*		
BrightCove.com		*						*		
Zippy Videos		*					*	*		
ItsAboutFinance.com	*	*		*	*		*	*		
RagingBull.com				*	*		*	*		
SmallcapCenter.com				*	*		*			
Reuters.com	*	*		*						
Bloomberg.com	*	*		*						
PinkSheets.com				*					*	*
WallstreetReporter.com	*	*		*					*	*
Yahoo Finance		*		*	*		*	*		

Note: *Because this Offering Circular Focuses Primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.*

(d) *Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.*

Strategy

TheFinancialRecord.com will promote its vision of a one-stop community for the Pink Sheets, OTC & Micro-Cap market. Information, intelligent investor relations material with a best-of-breed communications platform to intimately tie investors to issuing companies where informed investment decisions can be made. With a strong element of social networking and its integration of video segments and real-time communication, TheFinancialRecord.com will be an attractive, exciting and easy to use service for the community.

The general media and brokerage industry today cover a small minority of the companies that are listed and traded on the North American markets. TheFinancialRecord.com maximizes this opportunity by delivering real-time information sourced, rated, and contributed by its members on Pink Sheets® stocks that are not typically covered by the general media. The focus in 2007 will be to leverage our brand in the financial community space with collaborative tools and stronger portfolio analytics, which we believe will positively impact the Company as the explosion of social networks continues to transform our society. We want to be at the leading edge of this massive media shift in the financial vertical.

TheFinancialRecord.com is positioned to become a leader in the online financial media industry due to scope of aggregated news and information, and its innovation with collaboration and quotation technologies. The Company's strategic assets of collaboration technology, portfolio management and analysis tools, and the infrastructure to create social networks — enabling communication between broker and investor, investor and investor, and between private affiliate groups — will uniquely enable it to transform how successful people manage their investments.

Value Proposition

- TheFinancialRecord.com is focusing sophisticated technology and marketing tools and services to enable Pink Sheets, OTC & Micro-Cap issuers to access capital.

- TheFinancialRecord.com will feature a multimedia Internet community portal to the Pink Sheets, OTC & Micro-Cap community of investors, issuers (companies) & market makers.

- Issuers will promote their companies' value with the production and publication of interview videos, press releases and product promotion, in an intuitive and friendly environment that promotes direct communication and business relationship building between all parties.

- Unlike other text based financial content sites, TheFinancialRecord.com promotes video as the primary vehicle of communicating financial news and information with direct access to a quotation platform.

- TheFinancialRecord.com is bringing the most advanced video publishing and real-time telecommunications technology to the Pink Sheets® investments niche market through an online collaborative online community platform – expanding to OTC & Micro-Cap over time.

Marketing Strategy

TheFinancialRecord.com will be publicly available as an online portal. In order to successfully promote our products online and drive traffic to our sites, we will actively advertise via the web and through direct marketing and telephone contact with the listed issuers, promoters, the Pink Sheets® LLC Company and larger investors in the Pink Sheets® community. The following marketing strategies and design strategies are aimed to drive online sellers to TheFinancialRecord.com:

Internet visibility

Roughly 85% of all Internet traffic is generated through Search Engines (i.e. Google), so attaining high search engine rankings for most if not all relevant keywords and key phrases to TheFinancialRecord.com product and service is vital. This process begins with the construction of a TheFinancialRecord.com network of 20 or more sites that are interlinked back to the main site. Then TheFinancialRecord.com will employ the following actions:

- **Sponsor Google, Microsoft Live and Yahoo Ad Words**

- **Face Book & MySpace presence for TheFinancialRecord.com**

- **Issue Press Releases**: Will coincide with not only the release of the original services but also with the completion of the TheFinancialRecord.com network of sites.
    - All future service releases will also be accompanied with their own respective press release.
    - The Internet press release will be keyword-rich with links back to the TheFinancialRecord.com sites.
    - The content of the press releases will be optimized for search engine effectiveness.
    - **Online Advertising** on the Jupiter Web network of sites. These sites offer millions of page views for TheFinancialRecord.com's targeted audience through their websites and e-mail subscriptions

- **Viral Marketing**: E-Mail Campaigns, Tech Portals, Forums, Social Book marking Sites, & Tech Blogs: with subscriptions to all the relevant Developer Forums to post news about TheFinancialRecord.com with links leading back to TheFinancialRecord.com websites.

- **Blogs and TheFinancialRecord.com Feeds**: This is a highly effective method to not only attract high search engine rankings but to also allow other sites to feed TheFinancialRecord.com information to their respective audience.
    - The main TheFinancialRecord.com site will have a separate section dealing strictly with **RSS Feeds.**
    - **Design Blog** - designers blogging about certain aspects of the design element of TheFinancialRecord.com and Open Source Exchange Platform.
    - **News Blog** - Relevant information about TheFinancialRecord.com, Open Source Exchange Platform and announcements, etc..

This plan generally outlines a cost effective and appropriate marketing campaign targeting Pink Sheets® companies, Pink Sheets® investors, speculative traders and the general investor first. As revenue increases, marketing scope will grow to include other OTC and Micro-Cap issuers. The result is that the TheFinancialRecord.com brand will be visible throughout the web and result in significant product revenues.

Revenue Model

TheFinancialRecord.com has multiple revenue streams. Similar to our product design strategy our revenue streams have also been prioritized from core revenue streams to complementary revenue streams. Following is a diagram depicting our services and identifying the revenue sources.



CORE REVENUE STREAMS
Video
Exclusive Company News Summary
Exclusive Company Interviews
Company Promotional Videos
Company Ads in Market Summary
Exclusive Pink Sheets Content
Pink Sheets Market Analysis
Pink Sheets Indices & Trends
Advanced Pink Sheets Analysis
Content for OTC & Micro-Cap
Services to Issuers
Company Webcasts
Premium Listing
SECONDARY REVENUE STREAMS
General Services
Online Marketing Services
Web Hosting
Advertising
Discount Brokerages
Financial Publishers
Financial Consultants
FREE SERVICES
Real-time teleconferencing
Text & Video Blogging
Message Boards
News
Quotes
Analysis
Profile
Financials
Historical
Insiders
Interviews
Press Rel.
Historical Video Library

Core Revenue Streams

TheFinancialRecord.com:

The revenue model breaks down as follows:

- Initially - free registration for Pink Sheets® Issuers (User).
- Monthly fixed license fee per User per Silver, Gold or Platinum service categories
- Additional fees for services on a usage basis.

Open Source Exchange Platform:

The Open Source Exchange Platform will follow the usual Open Source Software revenue model. The revenue model breaks down as follows:

- Software is freely licensed for use, there are no capital expenditure costs for clients
- Open Source Exchange Platform Subscription Services for technical support, software updates and patches premium notifications. Subscriptions services help reduce business and technical risks, increase IT productivity, speed time to deployment and improve success rates for clients integrating our solutions.
- Open Source Exchange Platform Training offers comprehensive training and certification program to prepare the clients development teams, operations staff and other stakeholders for the new platform integration. Custom options will be offered for both onsite training and fly-in training in the Rootlevel facilities.
- Open Source Exchange Platform Consulting offers integration services for the implementation of customer solutions utilizing the platform. Rootlevel provides a wide range of consulting services ranging from complete solution conception, integration and deployment to partial consulting services such as project planning, technical integration support, performance tuning, etc.

Secondary Revenue Streams

General Services

TheFinancialRecord.com will provide hosting services for issuers interested in setting up personal web sites and are looking for means of marketing themselves further. With TheFinancialRecord.com's marketing expertise, the Company will also provide marketing consulting services to interested issuers helping them devise strategies to generate dominance in search engine hits and to drive more traffic to their own sites. Although not the primary source of revenue for TheFinancialRecord.com, these added services will enhance our value offering helping us improve our customer service and promote the idea of a one stop marketing shop for Pink Sheets, OTC & Micro-Cap issuers.

Advertising

Advertising revenue will be generated through pay-per-click. TheFinancialRecord.com will be very careful in the amount and location of the advertising that will be placed on the site to maintain good branding and ensure the Company does not dilute its image by over-advertising.

Tasteful advertisement will be chosen that is both in line with the services offered on our site and ideally provides a complementary service that TheFinancialRecord.com's users may be interested in obtaining. TheFinancialRecord.com will likely provide advertisements for companies such as discount brokers, financial publishers and financial

Free Services

Financial content has become an expected product on finance sites and TheFinancialRecord.com is no exception, as such the Company is providing this service free of charge to all users. Similarly, TheFinancialRecord.com's growing video library will be available to all our users for viewing. The Company has also included all the collaboration services as part of the free products to entice investors to come to the site. The revenue momentum for our site is very much dependent on the traffic that is generated as well as on the reputation being built within the Pink Sheets® & OTC community. This is why elements are offered to enhance the customer experience for free.

Pricing Strategy

The revenue momentum for our site is very much dependent on the traffic that is generated as well as on the reputation built within the Pink Sheets® community. As more investors are driven to TheFinancialRecord.com, issuer interest in video publishing and promotion will increase and this will increase the sale of video productions and video ads – our core revenue streams.

The following table lists the basic services and one time unit price for each listing.

Service Category	Service Description	Fee Structure			
		Silver	*Gold*	*Platinum*	*Plus*
		Monthly	Monthly	Monthly	$$
Customer Page	Customer page	✓	.	.	.
Teleconferencing	Single Skype Listing VoIP, Peer-to-peer video conferencing, Chat	✓	.	.	.
	Blogs (one way communication)	✓	.	.	.
Ownership	Multiple Skype Listing VoIP, Peer-to-peer video conferencing, Chat	.	✓	.	.
	Forums (two way communication)	.	✓	.	.
	Customer page + Document Management capabilities Customized Company info, press releases, news.	.	✓	.	.
	Access to Plus Services	.	✓	.	.
Video Production Service	Audio CEO Interview	.	✓	.	.
	Video CEO Interview	.	.	✓	.
	Company Video	.	.	.	✓
	Shareholder Meetings	.	.	.	✓
	Analyst Review (Video)	.	.	.	✓
Site Services	Preferred Listing (Search results, Home Page listing)	.	.	.	.
	Pay-per-click	.	.	.	✓
	Search word auctions (Users bid for ranking)	.	.	.	✓

	Site promotional campaigns Go Public Product Placement (i.e. Monthly Newsletter)	•	•	•	✓
	Pod Casting	•	•	•	✓
	RSS feeds	•	•	•	✓
	Press Release to Subscribers	•	•	•	✓
	Email Campaign to Subscribers	•	•	•	✓
	Analyst Review (text)	•	•	•	✓
Supplemental Services	Web Design	•	•	•	✓
	Web Hosting	•	•	•	✓
	Web site marketing online (Google)	•	•	•	✓
	Email Campaign to investors	•	•	•	✓
	Business plan/model development	•	•	•	✓
	Business plan market research	•	•	•	✓
	Metrics	•	•	•	✓

Sales Strategy

TheFinancialRecord.com will employ a number of selling models across the entire sales force over time. The Company will initially focus on opportunity type selling model by contacting Pink Sheets® companies directly. TheFinancialRecord.com will also utilize online advertising in key search sites (i.e. Google, Yahoo, MSN), as well as in other financial sites. (See section Internet Visibility for more information).

TheFinancialRecord.com will identify prospects (Pink Sheets® companies) and close the sales themselves. The Company will manage customer relationships through the entire sales cycle, from prospect to fully executed sale. This is important initially since TheFinancialRecord.com will be focused on helping companies market their corporate brand on the web.

Once matured, TheFinancialRecord.com will be able to automate customer sign-up and service delivery directly through TheFinancialRecord.com. Customers will be able to go to the site directly and open accounts and post their own videos. This initial period of a hand on approach in sales by TheFinancialRecord.com will last approximately 12 months, which coincides with the development schedule allocated to the development of all the service applications in TheFinancialRecord.com as well as a familiarization period of novice technology customers with online video delivery services.

Once the development period ends, the Company will transition into selling accounts more than performing custom video production and implementations. At this stage, the Company will hire account representatives and solutions professionals with comprehensive knowledge of TheFinancialRecord.com's business and infrastructure solutions, as well as the individual products, technologies and services. These individuals will gain a deep understanding of each client's organizational and industry-specific needs to determine the best approach for addressing the client's marketing and image challenges. These professionals will work in integrated teams with TheFinancialRecord.com consultants and technology representatives, combining their deep skills and expertise to deliver high-value solutions.

Risk Analysis

Rootlevel has proposed innovative strategies to address new and emerging trends in using video to promote a companies' value through the production & publication of interview videos, press releases and product promotion, coupled with a direct communication channels using cost effective teleconferencing technology via the web. Apart from building product innovation in order to meet the needs of Pink Sheets® issuers to promote their organizations, there are many other factors, or risks, that may adversely affect the performance of the Company that may not reasonably be within its control.

Over the next few years, the financial information market will begin to further undergo a significant transition. Many enterprises will begin to use video technologies more and more, and will use this opportunity to re-evaluate their marketing strategies. Choices will be many, and companies will have a variety of decisions ranging from platform to products to online venues to communicate with shareholders, analysts or potential investors.

The primary drivers for video promotion will revolve around technologies associated with collaborative communication support such as webcasting, and teleconferencing, and portability to wireless devices. TheFinancialRecord.com's flexible architecture permits not only video's for use in financial applications but empowers content owners—from independent producers to major broadcast networks—to reach their audiences directly through the Internet. At the same time, TheFinancialRecord.com helps web publishers enrich their sites with other feeds such as syndicated video programming, giving marketers more ways to communicate and engage with their consumers. Rootlevel is not only selling TheFinancialRecord.com, but the technology to give people the freedom to easily find, watch and participate in a broad range of video content—when and where they choose.

Other key challenges that could adversely affect the future results of the Company include:

- **Development time taking longer than expected:** TheFinancialRecord.com's and Open Source Exchange Platform's software framework was developed in a modular fashion that promotes an incremental release of products and features, avoiding the large, scheduled and monolithic releases that are common practice in industry today. As the various applications from our product suite are completed, they will be licensed immediately with interruption of service to our customers.

  By focusing on market trends, detailing the products to be developed, creating a concurrent development schedule, and compartmentalizing product offerings, Rootlevel is employing its experience in project management to greatly reduce time-to-market.

- **Limited sales revenues:** Management is using its business contacts to register pre-sales of its TheFinancialRecord.com's and Open Source Exchange Platform's video production services, web development services, and marketing services to customer contracts, and to negotiate agreements with other software vendors and system integrators to sell Rootlevel's products or video feeds through their sales networks.

- **Other vendors launching products with competitive functions:** The use of video to promote or support corporate image (i.e. stock price) is growing. At the present time, there are very few sites such as www.wallstreetreporter.com, which provides a site that allows user to access many corporate videos from a single location. However, there is indication that larger financial content providers are looking to include video segments in the future as a supplement to stock information on companies. This will provide typical financial information sites such as www.ragingbull.com and www.stockhouse.com and others the ability to provide video through their sites.

  TheFinancialRecord.com is positioning itself a both a technology provider as well as video content provider. Other companies may license TheFinancialRecord.com's video hosting technology or its CEO and corporate video content. Furthermore, TheFinancialRecord.com is initially focusing on servicing the complete needs of the Pink Sheets® community. The Pink Sheets® community currently lacks a site that provides a video based daily market summary, as well as CEO videos. There are no financial community sites that offer real time teleconferencing.

  There are CEO videos on www.wallstreetreporter.com, which lists companies from all exchanges but does not meet the needs of any one market community, least of all the Pinks. In the latter part of 2007, TheFinancialRecord.com will look to expand by creating other sites to host CEO videos for companies listed in other exchanges such as OTCBB, other OTC and other Micro-Cap venues. Another distinguishing feature is that TheFinancialRecord.com's technology supports user driven content, which means, once a corporate account is opened, organizations can update videos directly without TheFinancialRecord.com's intervention.

2007 Focus

The Company's focus in 2007 will be on launching and extending the TheFinancialRecord.com and Open Source Exchange Platform and brand in North America. It will take its core strengths in collaboration technologies, portfolio and analytics, and the enablement of social networks to the professional portfolio solutions market, where Rootlevel can contribute to participate in this $2.06 billion market opportunity. TheFinancialRecord.com core strengths help address the financial community's business priorities which are to increase client retention, enhance client communications, and maximize client profitability.

Building upon its solid technology foundation, TheFinancialRecord.com is focusing on building its customer base and shareholder value in the following ways:

- Focusing very experienced managers and developers on their core competence – business and business application software.
- Focus on building the TheFinancialRecord.com brand throughout North America to capture a large segment of the online advertising market.
- Being the only Company to deploy a large scale platform of sophisticated video technology and collaboration community to the Pink Sheets® community.

- Take TheFinancialRecord.com core strengths in technology, and video content and the enablement of social networks to the professional portfolio solutions market, where it will participate in a $2.06 billion market opportunity.

- Invest heavily in product development and marketing to grow TheFinancialRecord.com's position in its selected North American markets. This includes expanding the community aspect of TheFinancialRecord.com and integrating collaboration technologies into the Company's portfolio management applications to enhance TheFinancialRecord.com's position in the North American media and software markets.

- Liberate companies to expand self-promotion efforts with sound software that supports business marketing initiatives and not trail behind it.

With over $400,000 USD invested personally by the founders of Rootlevel towards software & business development, Rootlevel now requires $1,000,000 USD in investment as loan or equity to market the launch of TheFinancialRecord.com and the Open Source Exchange Platform products and to operate effectively for successful penetration into the Pink Sheets®, OTC and Micro-Cap markets and to grow its consulting services and stock portfolio. Rootlevel is also open to alternative financing instruments while respecting the aforementioned amount.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

N/A

Due to the nature of the company's business, the company does not have any backlog issues.

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

N/A

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Employees

The Company's business model pre-supposes efficient operations centered on employee overall knowledge and performance. As a result of this business decision, Rootlevel Holdings, Inc. hires qualified personnel as value added to the Company's activities.

Rootlevel Holdings, Inc., through its wholly owned subsidiary Rootlevel Inc., currently has five (5) employees consisting of a team of engineers, software developers, financial specialists and marketing specialists with an extensive background in a variety of fields related to the development of business applications, certified financial management, software development tools, point-of-sale systems and marketing. All together, the company's core development team has over one hundred (100) years of combined experience.

In the next 12 months, the Company is expected to hire 2 more technical employees and will also be outsourcing development work.

Accountant:

Kevin J. Conner, MST, CPA
Conner & Associates, PC
110 South State Street
Suite 200
Newtown, Pennsylvania 18940
Tele: 215/860-3322
Fax: 215/860-3653
Cell: 215/350-2584
email: kconner@connercpa.com

Attorney:

The Sourlis Law Firm
Virginia K. Sourlis, Esq.
The Galleria
2 Bridge Avenue
Red Bank, NJ 07701
Tel: (732) 530-9007
Fax: (732) 530-9008

(g) ***Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.***

The Company is actively seeking office space for lease for all of its business activities, including operations, business development, marketing, and research and development. Management believes that the Company will be able to secure sufficient office space by the calendar year end, or early 2008.

The Company's operations are currently being conducted from the respective home offices of its management team.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal

year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

We are providing a unique service by aggregating existing innovations in the market targeting a specific industry. We currently own no patents, copyrights, trademarks, or other intellectual property.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Rootlevel Holdings, Inc. is not currently subject to direct regulation by any government agency, other than regulations applicable to business generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, a number of legislative and regulatory proposals are under consideration by U.S. and Canadian federal, state, provincial, local and foreign governmental organizations, and it is possible that a number of laws or regulations may be adopted with respect to the Internet on matters including user privacy, user screening and taxation.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Rootlevel Holdings, Inc., was incorporated in Delaware on May 21, 2007. On May 22, 2007, the Company issued an aggregate of 6,350,000 shares of its common stock in connection with a share exchange with Rootlevel Inc., a Canadian corporation formed on October 27, 2005, pursuant to which Rootlevel Inc. became a wholly-owned subsidiary of Rootlevel Holdings, Inc. Since the share exchange, Rootlevel Holdings, Inc. has been operating its business activities and operations through Rootlevel Inc. Other than the above-mentioned subsidiary (Rootlevel Inc.), Rootlevel Holdings, Inc. has no other subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

The Company was incorporated in the State of Delaware on May 21, 2007 as "Rootlevel

Holdings Inc." As fully described in this section's "*(j)*" directly above, on May 22, 2007, the Company issued an aggregate of 6,350,000 shares of its common stock in connection with a share exchange with Rootlevel Inc., a Canadian corporation formed on October 27, 2005, pursuant to which Rootlevel Inc. became a wholly-owned subsidiary of Rootlevel Holdings, Inc.

4. *(a)* ***If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.***

Rootlevel Holdings, Inc. Execution Plan Timeline 2008

The chart below demonstrates the milestones that Rootlevel Holdings, Inc.'s management believes should be reached and would enable the company to be profitable:

	Event or Milestone	***Expected manner of occurrence or method of achievement***	***Anticipated Costs of Attaining Milestone***	***Date or number of months after receipt of proceeds should be accomplished***
(1)	**Software Milestones**	Financial Online Software Alpha Release	$53,009.13	Month 1
		Financial Online Software Beta 1 Release	$53,009.13	Month 2
		Financial Online Software Beta 2 Release	$106,018.27	Month 4
		Financial Online Software Full Public Release	$106,018.27	Month 6
		Financial Exchange Platform Alpha Release	$120,000.00	Month 4
		Financial Exchange Platform Beta Release	$120,000.00	Month 5
		Financial Exchange Platform Full Public Release	$360,000.00	Month 8
		Subtotal	$918,054.80	
(2)	**Advertising/ Marketing**	Advertising media production (ads, brochures, etc.)	$360,000.00	Months 1-12 (every month)
		Financial Online Pre-launch advertising	$100,000.00	Month 1
		Preparation & distribution of preliminary sales leads/district	$200,000.00	Months 1-3
		Financial Online Advertising launch	$300,000.00	Months 4 & 5
		Financial Exchange Platform Pre-launch advertising	$117,082.20	Months 5 & 6
		Financial Exchange Platform Advertising launch	$300,000.00	Months 6 -12
		Subtotal	$1,377,082.20	
(3)	**Sales***	Financial Online Presales	$50,000.00	Month 1
		Financial Online Sales	$550,000.00	Months 2-12
		Financial Exchange Platform Presales	$57,828.15	Months 2 & 3
		Financial Exchange Platform Sales	$260,226.65	Months 4-12

		Subtotal	$918,054.80	
		Helpdesk, Customer Service, Admin & Operations	$688,541.10	
		Subtotal	$688,541.10	
	*Pre-selling and sales activity involve lead generation, opportunity creation & contract fulfillment.			
(4)	**Company**	*Initial Public Offering-Pink Sheets /OTCBB (tentative) *Rootlevel Holdings, Inc. makes **NO** guarantee that the company will be in a position to go public at this particular point in time or in the foreseeable future.		Possibly by Month 7 (tentative)

(b) ***State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12).***

Failure to achieve our milestones would result in a delay in growth of the Company's business and would have a material affect upon our liquidity and our ability to operate as a going concern.

Not meeting the milestone expectations will lead to a delay for obtaining revenue and time-to-market of competitive services. The Company would run the risk of having competitors gain a competitive edge.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. ***What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)***

For the eight months ended June 30, 2007:	($153,641)
For the year ended October 31, 2006:	($178,436)
For the period October 27, 2005 (date of inception) to June 30, 2007:	($332,077)

6. ***If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.***

Offering Price Per Share / Net After-Tax Earnings Last Year Per Share	=	**NONE** (price/earnings multiple)

The Company has not had profits to date.

7. (a) ***What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.***

($271,033)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

We arbitrarily determined the price of the shares in this offering and it is not an indication of the actual value of the Company. Therefore, the offering price bears no relationship to our book value, assets or earnings, or to any other recognized measure of value and it should not be regarded as an indicator of any future market price of the securities.

(b) ***State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)***

Within the last 12 months, Rootlevel Holdings, Inc. issued an aggregate of 2,048,630 shares of common stock, sold to 51 Canadian citizens and 1 citizen from Nassau, Bahamas, for cash only, pursuant to an offering conducted under Regulation S of the Securities Act of 1933, as amended.

The aggregate offering price was $0.10 for the first offering subscribed to by Jean Depelteau, and $0.19 per share for the subsequent offering. In aggregate, a total of U.S. $337,239.75 (CAD & US Dollars combined) was raised. None of the subscribers were U.S. citizens, and several of the subscribers were affiliated with the Officers and Directors of the Company, either by blood or marriage, or have performed professional services for the Company, in the past or currently.

A complete list of the Regulation S offering subscribers is as follows:

Item:	Offering:	Investor:	# Shares	Citizenship
1.	1st Offering	Jean Depelteau	600,000	Canadian
2.	2nd Offering	Renald Savoie	131,580	Canadian
3.	2nd Offering	Claude Peladeau	78,947	Canadian
4.	2nd Offering	Domenica Di Tuei Bernucci	26,000	Canadian
5.	2nd Offering	Domenico Petrella	52,631	Canadian
6.	2nd Offering	Michel Aubertin	131,580	Canadian
7.	2nd Offering	Hubert Laberge	78,947	Canadian
8.	2nd Offering	Gestion Bruno Veilleux Inc.	131,580	Canadian
9.	2nd Offering	Cacao Folie Inc.	131,580	Canadian
10.	2nd Offering	Guylaine Touchette	78,947	Canadian
11.	2nd Offering	Paul Desjarlais	210,526	Canadian
12.	2nd Offering	Diana Damiano	105,263	Canadian
13.	2nd Offering	Stephane Beaulieu	53,000	Canadian
14.	2nd Offering	Cyberfreight Systems Inc.	105,263	Canadian
15.	2nd Offering	Joseph Courdi	26,315	Canadian
16.	2nd Offering	Nick Bastravalas	800	Canadian
17.	2nd Offering	Theodore Kefalas	1,000	Canadian
18.	2nd Offering	Andrew Kefalas	1,000	Canadian
19.	2nd Offering	Jean Depelteau	300	Canadian
20.	2nd Offering	Carl Depelteau	315	Canadian
21.	2nd Offering	Louis Depelteau	350	Canadian
22.	2nd Offering	Bonin Manon	375	Canadian
23.	2nd Offering	Gail Rose Kefalas	500	Canadian
24.	2nd Offering	Christina Germakopoulos	500	Nassau, Bahamas
25.	2nd Offering	George Veikos	264	Canadian
26.	2nd Offering	George Giannopoulos	264	Canadian
27.	2nd Offering	Louise Devost	528	Canadian

28.	2nd Offering	Andre Baby	528	Canadian
29.	2nd Offering	Andree-Anne Perron	264	Canadian
30.	2nd Offering	Basilios Kourelis	264	Canadian
31.	2nd Offering	Aspasia Psinas	264	Canadian
32.	2nd Offering	Panagiota Kourelis	264	Canadian
33.	2nd Offering	Bruno Plamondon	800	Canadian
34.	2nd Offering	Marcel Lemire	350	Canadian
35.	2nd Offering	Genevieve Meunier	400	Canadian
36.	2nd Offering	Eric Lemire	500	Canadian
37.	2nd Offering	Carla Dossantos	264	Canadian
38.	2nd Offering	Frank Izzi	264	Canadian
39.	2nd Offering	Anna Psinas	264	Canadian
40.	2nd Offering	Costa Samaras	264	Canadian
41.	2nd Offering	George Kokolis	300	Canadian
42.	2nd Offering	Demitra Kokolis	300	Canadian
43.	2nd Offering	Christos Narnos	800	Canadian
44.	2nd Offering	Irene Ionas	300	Canadian
45.	2nd Offering	Kashaif Khan	300	Canadian
46.	2nd Offering	Ammad Baig	300	Canadian
47.	2nd Offering	Agapitos Hadjinikitas	789	Canadian
48.		**Subtotal**	**1,956,134**	
49.	For Services Rendered	Andre Baby	35,829	Canadian
50.	For Services Rendered	Hynek Zikovsky	38,825	Canadian
51.	For Services Rendered	Nick Alexiou	4,000	Canadian
52.	For Services Rendered	Andre Pelletier	13,842	Canadian
53.	For Services Rendered	Pierre Binette	62,500	Canadian
54.	For Services Rendered	Jean Langevin	62,500	Canadian
		Subtotal	**217,496**	
		Total Common Stock:	**2,173,630**	

8. (a) *What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)*

If the maximum is sold: 53.14%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

Management is not implicitly attributing any post-offering value to the Company. We arbitrarily determined the price of the shares in this offering and it is not an indication of the actual value of the Company. Therefore, the offering price bears no relationship to our book value, assets or earnings, or to any other recognized measure of value and it **should not** be regarded as an indicator of any future market price of the securities or the Company's future overall book value.

** These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be:* N/A.

These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: N/A.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) ***The following table sets forth the use of the proceeds from this offering:***

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	N/A	$4,590,274 100%
Less: Offering Expenses		
Commissions & Finder Fees	N/A	$0.00 0.00%
Legal & Accounting	N/A	$68,000.00 1.48%
Copying & Advertising	N/A	$0.00 0.00%
Other (Specify):	N/A	$0.00
Net Proceeds:		**$4,522,274**
Use of Net Proceeds:		
Product Development	N/A	$918,054.80[1*] 20%
Business Marketing, Advertising, and Promotion	N/A	$1,377,082.20[2] 30%
Business Recruiting/Sales	N/A	$918,054.80[3] 20%
Customer Support and Operations	N/A	$688,541.10[4] 15%

<u>Company Development And Working Capital</u>		$620,541.10[5] 13.52%
Total Use of Net Proceeds	N/A	$4,522,274 100%

* Figure indicates order of priority of uses.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

The funding obtained in this Regulation A Offering shall be used by the Company to address its critical and immediate capital needs. Based upon management's thorough evaluation of these particular needs, the Company has determined that the funding, as it is received, shall be used in accordance with the following priority schedule:

a. The first $918,054.80 (the "Initial Raise") raised in this offering will be designated for product development. This is due to the fact that Company believes that the development of its services and software, as more fully described on the "Execution Plan Timeline 2008" on page 56 of this Offering Circular, is tantamount for the Company's goal of achieving profitability.

b. After the Initial Raise has been achieved, the next $1,377,082.20 raised (the "Second Raise") in this Offering will be designated for advertising, marketing, and promotional purposes as more fully described on the "Execution Plan Timeline 2008" on page 56 of this Offering Circular. This is because the Company believes that once the product line is fully developed, the marketing and advertising of its products and services is the logical next step.

c. After the Second Raise has been achieved, the following $918,054.80 raised (the "Third Raise") in this Offering will be designated for business recruiting and sales purposes, as more fully described on the "Execution Plan Timeline 2008" on page 56 of this Offering Circular. The Company believes that once the milestones of product development and advertising objectives have been attained, it will need to retain sales personnel/contractors to aggressively sell its products and services to its targeted demographic.

d. After the Third Raise, the following $688,541.10 raised (the "Fourth Raise") in this

Offering will be designated for customer support and operational functions.

e. Once the Company has successfully raised $3,901,732.90 in above-referenced One through Four Raises of this Offering, any additional amount raised up to $620,541.10 shall designated for general working capital to be used at the Company's discretion, and to address certain future needs that may arise.

> ***Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.***

10. (a) ***If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.***

N/A

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

N/A

(c) ***If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.***

N/A

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

N/A

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

As the Company is currently in its early stages of operations and business development, the Company currently has cash flow and liquidity problems, and anticipates having such problems throughout the next twelve months.

The Company is taking steps to mitigate its cash flow and liquidity concerns by taking the following actions:

1. Gradually reducing research and development and operating costs as the Company's main product lines and services move towards completion and marketability; and

2. Pursuing additional financing sources to fund Company's business strategy.

As a result of its successful research and development efforts, the Company has launched a functional Beta of its Financial Portal online service below its target budget and is actively keeping monthly operational costs at a minimum. The Company will continuously seek to control its costs of operations and raise additional financing.

The Company is not currently in breach or default of any note, loan, lease or other form of indebtedness, nor does it anticipate have such problems within the next proceeding twelve months. The Company is not currently subject to any unsatisfied judgments, liens, or settlements obligations, nor does it anticipate being subject to such in the next proceeding twelve months.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The proceeds from this offering may not satisfy the Company's cash requirements for the next 12 months. It is possible that the Company will seek to raise additional funds from additional investments in the capital stock of the Company.

CAPITALIZATION

13. ***Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:***

	Amount Outstanding		
	As of:	**As Adjusted**	
	07/31/2007	**Minimum**	**Maximum**
Debt:		N/A	
Short-term debt (average interest rate N/A%)	0	N/A	0
Long-term debt (average interest rate: ___%)	0	N/A	0
Total Debt	0	N/A	0
Stockholders equity (deficit):		N/A	
Preferred stock – par or stated value (by class of preferred in order of preferences)	0	N/A	0
Common Stock – par or stated value	2,071	N/A	2,295
Additional paid in capital	80,447	N/A	4,878,552
Retained earnings (deficit)		N/A	
Total stockholders equity (deficit)	(271,033)	N/A	4,366
Total Capitalization	(190,586)	N/A	4,882,918

Number of preferred shares authorized to be outstanding: 5,000,000

Class of Preferred		Number of Shares Authorized		Par Value Per Share
Series A		100		$0.0001

Number of common shares authorized: 100,000,000 shares. ***Par or stated value per share, if any:*** $0.0001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights:

N/A. The company does not have any existing convertible securities outstanding.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:
____
[ ] Other: ______________________________

15. These securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[ ]	[X]	Other special rights or preferences (specify):

Explain: ______________________________

16. Are these securities convertible: [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: / /
Date when conversion expires: / /

17. (a) If securities are notes or other types of debt securities: N/A

(1) What is the interest rate? ______%
If interest rate is variable or multiple rates, describe: ______________________________

(2) What is the maturity date? _____/_____/______
If serial maturity dates, describe: ______________________________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No

Describe, including redemption prices:_______________________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [X] No
Describe: _______________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or payment? $______________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $______________

How much indebtedness is junior (subordinated) to the securities? $_____________

(b) ***If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.***

N/A

		Last Fiscal Year		
		Actual	**Proforma**	
			Minimum	**Maximum**
"Earnings" / "Fixed Charges"	=	________	________	________
If no earnings, show "Fixed Charges" only		________	________	________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. *If securities are Preference or Preferred stock:* N/A

Are unpaid dividends cumulative? [ ] Yes [ ] No

Are securities callable? [ ] Yes [ ] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. *If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:* N/A

20. *Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis):* N/A

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

N/A

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

N/A

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

N/A

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	Paul T. Kefalas	Name:	Patrick Lemire
Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9	Address:	880 Blvd Laval, Apt. 243, Laval, Quebec, Canada H7S 2K2
Telephone No.:	(514) 992–2898	Telephone No.:	(514) 992–2898
Name:	Chris Psinas	Name:	Steve Antonakakis
Address:	2710 Cazeneuve, Montreal, Quebec, Canada H4R 1T9	Address:	4960 Boul. Notre-Dame, Laval, Quebec, Canada H7W 1V5
Telephone No.:	(514) 992–2898	Telephone No.:	(514) 992–2898

25. ***If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions?*** [ ] Yes [X] No

This offering is not limited to a special group and the certificates will bear no restrictive legend.

26. (a) ***Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:***

N/A

(b) ***Date at which funds will be returned by escrow agent if minimum proceeds are not raised:***

N/A

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No

N/A

27. ***Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:***

Currently, all outstanding shares are restricted securities. Said shares shall be eligible to have such restriction removed upon opinion of counsel two years from the date of issuance pursuant to Rule 144(k) of the Securities Act of 1934, as amended.

Note: ***Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.***

Selling Shareholders

The following table sets forth information with regards to the Selling Shareholders offering of Rootlevel Holdings, Inc. common stock for their own account:

Investor:	Relationship With Issuer	# Common Shares Held Pre-Offering	% Held Pre - Offering	# Common Shares Offered	% Held Post - Offering
Jean Depelteau	None	600,000	2.7059%	600,000	0.00%
Renald Savoie	None	131,580	0.5934%	131,580	0.00%
Claude Peladeau	None	78,947	0.3560%	78,947	0.00%
Domenica Di Tuei Bernucci	None	26,000	0.1173%	26,000	0.00%
Domenico Petrella	None	52,631	0.2374%	52,631	0.00%
Michel Aubertin	None	131,580	0.5934%	131,580	0.00%
Hubert Laberge	None	78,947	0.3560%	78,947	0.00%
Gestion Bruno Veilleux Inc.	None	131,580	0.5934%	131,580	0.00%
Cacao Folie Inc.	None	131,580	0.5934%	131,580	0.00%
Guylaine Touchette	None	78,947	0.3560%	78,947	0.00%
Paul Desjarlais	None	210,526	0.9494%	210,526	0.00%
Diana Damiano	None	105,263	0.4747%	105,263	0.00%
Stephane Beaulieu	None	53,000	0.2390%	53,000	0.00%
Cyberfreight Systems Inc.	None	105,263	0.4747%	105,263	0.00%
Joseph Courdi	None	26,315	0.1187%	26,315	0.00%
Nick Bastravalas	None	800	0.0036%	800	0.00%
Theodore Kefalas	Son of Paul KefalasNone	1,000	0.0045%	1,000	0.00%
Andrew Kefalas	Son of Paul KefalasNone	1,000	0.0045%	1,000	0.00%
Jean Depelteau	None	300	0.0014%	300	0.00%
Carl Depelteau	None	315	0.0014%	315	0.00%
Louis Depelteau	None	350	0.0016%	350	0.00%
Bonin Manon	None	375	0.0017%	375	0.00%
Gail Rose Kefalas	Wife of Paul KefalasNone	500	0.0023%	500	0.00%
Christina Germakopoulos	None	500	0.0023%	500	0.00%
George Veikos	None	264	0.0012%	264	0.00%
George Giannopoulos	None	264	0.0012%	264	0.00%
Louise Devost	None	528	0.0024%	528	0.00%
Andre Baby	None	528	0.0024%	528	0.00%
Andree-Anne Perron	None	264	0.0012%	264	0.00%
Basilios Kourelis	Uncle of Chris PsinasNone	264	0.0012%	264	0.00%
Aspasia Psinas	Mother of Chris PsinasNone	264	0.0012%	264	0.00%
Panagiota Kourelis	Grand Mother of Chris PsinasNone	264	0.0012%	264	0.00%
Bruno Plamondon	None	800	0.0036%	800	0.00%
Marcel Lemire	Father of Pat LemireNone	350	0.0016%	350	0.00%
Genevieve Meunier	None	400	0.0018%	400	0.00%
Eric Lemire	Brother od Pat	500	0.0023%	500	0.00%

	LemireNone				
Carla Dossantos	None	264	0.0012%	264	0.00%
Frank Izzi	None	264	0.0012%	264	0.00%
Anna Psinas	Sister of Chris PsinasNone	264	0.0012%	264	0.00%
Costa Samaras	Brother-in Law of Chris PsinasNone	264	0.0012%	264	0.00%
George Kokolis	Brother-in Law of Steve AntonakakisNone	300	0.0014%	300	0.00%
Demitra Kokolis	Wife os Steve AntonakakisNone	300	0.0014%	300	0.00%
Christos Narnos	None	800	0.0036%	800	0.00%
Irene Ionas	Mother of Steve AntonakakisNone	300	0.0014%	300	0.00%
Kashaif Khan	None	300	0.0014%	300	0.00%
Ammad Baig	None	300	0.0014%	300	0.00%
Agapitos Hadjinikitas	None	789	0.0036%	789	0.00%
Andre Baby	None	35,829	0.1616%	35,829	0.00%
Hynek Zikovsky	None	38,825	0.1751%	38,825	0.00%
Nick Alexiou	None	4,000	0.0180%	4,000	0.00%
Andre Pelletier	None	13,842	0.0624%	13,842	0.00%
Total Common Stock:		**2,048,630**	**9.24%**	**2,048,630**	0.00%

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The Company has never paid dividends.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

Management Team

The company's management team consists of experienced engineers, project managers, software developers, marketing specialists and finance personnel. With over 17 years of experience at a global executive level, the company's president and CEO, Mr. Paul Kefalas, has implemented a management style that maximizes the company's operations and productivity.


Rootlevel Holdings, Inc.
Patrick Lemire Treasurer & CFO
Paul T. Kefalas President & CEO
Chris Psinas Secretary, COO
Steve Antonakakis VP, CTO

29. Chief Executive Officer: ***Title:*** ***President & Chief Executive Officer***

Name: Paul T. Kefalas ***Age:*** 62

Office Street Address:

Rootlevel Holdings, Inc.
432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Telephone No.: (514) 992 - 2898

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Paul T. Kefalas, President & CEO

Mr. Kefalas, co-founder of Rootlevel Holdings has an extensive background in senior management positions. His early career in engineering began at Bell Canada and General Electric. Thereafter, he joined ABB Inc. (Asea Brown Boveri Inc. at the origin), as General Manager following which he was named Vice President and General Manager, Power Systems Division.

He became the Executive Vice President and President of the Power Generation Segment in 1992 and named President, Chief Executive Officer of ABB in Canada in 1994. In January 2003, he was named Head of Local Power Technologies Division in Canada, a responsibility which was extended to North America (Canada, United States and Mexico) in 2004.

Expertise:

- Championing a company's efforts to understand, anticipate and meet the needs of its customers and to ensure quality deployment at all levels of the organization.
- Excels in leading concurrent global management teams for large competitive companies
- Entrepreneurial leader who recognizes market opportunities, familiarity with various cultures, has a track record of success achieving financial and operating targets with a process-driven leadership style that produces sustainable long-term positive impacts on the business.

Accomplishments:

- From 2000 to 2002, Mr. Kefalas was a member of the Board of Directors of the ''Societe des Alcools du Quebec'' (SAQ) with one year on the Executive Committee.
- In 2002 he was accepted as a member of the Associates of the Chancellor Concordia University after serving four years on the Board of Governors.
- In 2003 was given the DEKA award for philanthropic and social contributions within the business community adding to his previous DEKA award as Corporate Executive of the Year 1998.
- In 2005 he became a fellow of The Canadian Academy of Engineering.

Also a Director of the Company: [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

30. Chief Operating Officer: *Title:* **Secretary and Chief Operating Officer**

Name: Chris Psinas *Age: 38*

Office Street Address:

Rootlevel Holdings, Inc.
432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
(514) 992 - 2898

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Chris Psinas, Secretary & COO

Mr. Psinas, co-founder of Rootlevel Holdings, is an accomplished Engineer with over 15 years of experience in mechanical, civil and electrical engineering projects as well as automotive systems and manufacturing. His experience was acquired working in some of the largest international corporations in the world including General Motors, Chrysler, ABB and Denso. Chris has also launched software start-ups in past in the IBM midrange and business applications sector. Most recently, he resigned as Director of Quality Assurance and Quality Engineering from an automotive manufacturing company to launch Rootlevel Holdings.

As Chief Operating Officer of Rootlevel Holdings, Inc., Mr. Psinas is responsible for all corporate services and products, including the development of all its applications.

Also a Director of the Company: *[x] Yes [ ] No*

Indicate amount of time to be spent on Company matters if less than full time: Full Time

31. Chief Financial Officer: *Title:* **Treasurer and Chief Financial Officer**

Name: Patrick Lemire *Age:* **30**

Office Street Address:

Rootlevel Holdings, Inc.
432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
(514) 992 - 2898

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Patrick Lemire, Treasurer & CFO

Mr. Lemire, co-founder of Rootlevel Holdings, has over nine years of experience in the banking sector. He has assumed various leadership roles that have allowed him to implement financial and marketing strategies, handle investments, credit lending, ensure customer service and manage larger departments of employees. Patrick provides strong leadership and commitment to Rootlevel Holdings' business initiatives. In his role at Rootlevel Holdings, he interacts with financial partners, board members and clients while ensuring financial discipline through the early phases of software development on to the commercialization of the Company's core products and services.

Also a Director of the Company: [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full-Time

32. Chief Technology Officer *Title:* **Vice-President & Chief Technology Officer**

Name: Steve Antonakakis *Age:* **32**

Office Street Address:

Rootlevel Holdings, Inc.
432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
(514) 992 - 2898

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Steve Antonakakis, Vice-President

With over 13 years of experience as a software professional, Mr. Antonakakis, co-founder of Rootlevel Holdings, has developed products in a wide range of industries including retail, pharmaceutical and aviation. He has successfully lead teams of in-shore and off-shore developers in the creation and deployment of products, and was recently software project manager at NCR specializing in the development of solutions for the retail self-service industry.

With a Bachelor in Computer Engineering and an MBA, Steve bridges the gap between the strategic management team and the tactical development team in his role as Vice-President.

Also a Director of the Company: [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full-Time

DIRECTORS OF THE COMPANY

33. Number of Directors: **Four (4)**. ***If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:***

Directors are elected annually by the shareholders. There are no voting trust or other arrangements.

34. Information concerning outside or other Directors (i.e. those not described above): N/A

(A) Name:________________ Age: __________

Title: _______________

Office Street Address:

____

____________________ Telephone No.:_______

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes [X] No Explain:

(b) ***If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.*** N/A

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

N/A

(d) *If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.*

N/A

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

N/A

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

N/A

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. ***Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.***

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Common Stock					
Paul T. Kefalas		8,000,000	36.079%	8,000,000	16.96%

Office Street Address:

Rootlevel Holdings, Inc.
432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
(514) 992 - 2898

Principal Occupation: President & CEO of Rootlevel Holdings, Inc.

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Common Stock					
Patrick Lemire		4,000,000	18.14%	4,000,000	08.48%

Office Street Address:

Rootlevel Holdings, Inc.
432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
(514) 992 - 2898

Principal Occupation: Treasurer & CFO of Rootlevel Holdings, Inc.

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Common Stock					
Chris Psinas		4,000,000	18.14%	4,000,000	08.48%

Office Street Address:

Rootlevel Holdings, Inc.
432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
(514) 992 - 2898

Principal Occupation: Secretary & COO of Rootlevel Holdings, Inc.

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Common Stock					
Steven Antonakakis		4,000,000	18.14%	4,000,000	08.48%

Office Street Address:

Rootlevel Holdings, Inc.
432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
(514) 992 - 2898

Principal Occupation: Vice-President & CTO of Rootlevel Holdings, Inc.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 20,000,000 shares (90.20% of total outstanding)

After offering: 20,000,000 shares (42.40% of total outstanding)

a) Assuming minimum securities sold: N/A shares (N/A % of total outstanding)

b) Assuming maximum securities sold: 20,000,000 shares (42.40% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) ***If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.***

Patrick Lemire (CFO) is nephew of Paul Kefalas (President) by marriage.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

N/A

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

N/A

40.* (a) *List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$ 0	$ 0
Chief Operating Officer	$ 0	$ 0
Chief Accounting Officer	$ 0	$ 0
Key Personnel:	$ 0	$ 0
Total	$ 0	$ 0
Directors as a group (number of persons ____)	$ 0	$ 0

(b) If remuneration is expected to change or has been unpaid in prior years, explain: N/A

(c) If any employment agreements exist or are contemplated, describe:

N/A

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: N/A shares (N/A% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

N/A

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: ______shares.

None

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders

N/A

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

The Board of Directors will sign 2 year management contracts with the key management positions as well as provide future stock option plans for employees, contractors, officers and Directors of the corporation.

Note: ***After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.***

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

None.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

N/A

Note: ***Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.***

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

N/A

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

See Exhibit 1.1 for Balance Sheet, Statements of Income, Cash Flow and other stockholder's equity.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. ***If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.***

The company has been in a development stage for the last 18 months and has incurred up front expenses that will eventually be recuperated through sales.

48. ***Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.***

N/A

49. ***If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ________%. What is the anticipated gross margin for next year of operations? Approximately ___ %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.***

N/A

50. ***Foreign sales as a percent of total sales for last fiscal year:*** 0 ***%. Domestic government sales as a percent of total domestic sales for last fiscal year:*** 0 ***%. Explain the nature of these sales, including any anticipated changes:***

N/A

PART III — EXHIBITS

Item 1. Index to Exhibits

Exhibit No.	Description
1.1	Financial Statements
2.1	Certificate of Incorporation of Rootlevel Holdings, Inc.
2.2	Certificate of Incorporation of Rootlevel, Inc.
3.1	By-laws of Rootlevel Holdings, Inc.
4.1	Subscription Agreement
5.1	Legal Opinion

Item 2. Description of Exhibits

1.1 Financial Statements

2.1 Certificate of Incorporation of Rootlevel Holdings, Inc. filed with the Secretary of State of the State of Delaware on May 21, 2007

2.2 Certificate of Incorporation of Rootlevel Inc. filed with the Canadian government pursuant to the Canada Business Corporations Act on October 27, 2005.

3.1 By-laws of Rootlevel Holdings, Inc.

4.1 Subscription Agreement for the Regulation A Offering of Common Stock

5.1 Legal Opinion as to Legality of the Regulation A Offering of Common Stock

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Mount-Royal, Quebec, Canada, on February 15, 2008.

Footlevel Holdings, Inc.

By: ______________________
Paul T. Kefalas
President, Chief Executive Officer, and Chairman of the Board

This offering statement has been signed by the following persons in the capacities and on the dates indicated:

By: ______________________
Paul T. Kefalas
President, Chief Executive Officer, and Chairman of the Board

By: ______________________
Patrick Lemire
Chief Financial Officer, Treasurer, and Director

By: ______________________
Chris Psinas
Chief Operating Officer, Secretary, and Director

By: ______________________
Steven Antonakakis
Vice President, Chief Technical Officer, and Director

Dated: February 15, 2008

AUTHORIZATION OF SIGNATURES
ROOTLEVEL HOLDINGS, INC.

ALL MEN BY THESE PRESENT, that each selling securityholder set forth below herein has executed the Form 1-A, copies of which are attached. Paul Kefalas, President and Chief Executive Officer of the Company, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this Form 1-A, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, on behalf of the Selling Shareholders and Rootlevel Holdings, Inc.

This report has been signed below by the following selling securityholders of Rootlevel Holdings, Inc. on the dates indicated.

Paul T. Kefalas
President & CEO
Rootlevel Holdings, Inc.

SIGNATURES (Continued)

This offering statement has been signed by the Selling Shareholders and on the 17th day of October, 2007.

Name:	Signature:
~~Jean Depelteau~~ 9161-0964 Quebec Inc.	
Theodore Kefalas	
Andrew Kefalas	
Jean Depelteau	
Carl Depelteau	
Louis Depelteau	
Bonin Manon	
Gail Rose Kefalas	
Andre Baby	
Hynek Zikovsky	
Andre Pelletier	
Louise Devost	

SIGNATURES (Continued)

This offering statement has been signed by the Selling Shareholders and on the 17th day of October, 2007.

Name:	Signature:
Christina Germakopoulos	
George Kokolis	
Demitra Kokolis	
Christos Narnos	
Irene Ionas	
Kashaif Khan	
Ammad Baig	
Agapitos Hadjinikitas	
Nick Alexiou	
Nick Bastravalas	

SIGNATURES (Continued)

This offering statement has been signed by the Selling Shareholders and on the 17th day of October, 2007.

Name:	Signature:
Bruno Plamondon	Bruno Plamondon
Marcel Lemire	
Genevieve Meunier	GMeunier.
Eric Lemire	

SIGNATURES (Continued)

This offering statement has been signed by the Selling Shareholders and on the 17th day of October, 2007.

Name:	Signature:
George Veikos	[signature]
George Giannopoulos	[signature]
Andree-Anne Perron	[signature]
Basilios Kourelis	[signature]
Aspasia Psinas	[signature]
Panagiota Kourelis	P. KOURELIS
Carla Dossantos	[signature]
Frank Izzi	[signature]
Anna Psinas	[signature]
Costa Samaras	[signature]

SIGNATURES (Continued)

This offering statement has been signed by the Selling Sharholders on the 17th day of October 2007.

Cacao Folie inc.

Cacao Folie inc

par : Lucie Charbonneau

SIGNATURES (Continued)

This offering statement has been signed by the Selling Sharholders on the 17th day of October 2007.

Guylaine Touchette

SIGNATURES (Continued)

This offering statement has been signed by the Selling Sharholders on the 17th day of October 2007.



Hubert Laberge

SIGNATURES (Continued)

This offering statement has been signed by the Selling Sharholders on the 17th day of October 2007.

Renald Savoie

SIGNATURES (Continued)

This offering statement has been signed by the Selling Sharholders on the 17th day of October 2007.

Cyberfreight Systems inc

attn: Jean Janguin

514-798-0403

5 pages.

SIGNATURES (Continued)

This offering statement has been signed by the Selling Sharholders on the 17th day of October 2007.

Cacao Folie inc

Cacao Folie inc

par Lucie Charbonneau

SIGNATURES (Continued)

This offering statement has been signed by the Selling Sharholders on the 17th day of October 2007.

Stéphane Beaulieu

SIGNATURES (Continued)

This offering statement has been signed by the Selling Sharholders on the 17th day of October 2007.

Claude Peladeau

SIGNATURES (Continued)

This offering statement has been signed by the Selling Sharholders on the 17th day of October 2007.

Paul Desjarlais

SIGNATURES (Continued)

This offering statement has been signed by the Selling Sharholders on the 17th day of October 2007.

Michel Aubertin

SIGNATURES (Continued)

This offering statement has been signed by the Selling Sharholders on the 17th day of October 2007.

Domenica Di Tuci Bernucci

SIGNATURES (Continued)

This offering statement has been signed by the Selling Sharholders on the 17th day of October 2007.

Diana Damiano

SIGNATURES (Continued)

This offering statement has been signed by the Selling Sharholders on the 17th day of October 2007.

Joseph Courdi

SIGNATURES (Continued)

This offering statement has been signed by the Selling Sharholders on the 17th day of October 2007.

Domenico Petrella

EXHIBITS

EXHIBIT 1.1

FINANCIAL STATEMENTS

ROOTLEVEL HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

ROOTLEVEL HOLDINGS, INC. AND SUBSIDIARIES
INDEX
OCTOBER 31, 2007 and 2006

Rootlevel Holdings, Inc. and Subsidiaries
Certification of the Chief Executive Officer

I, Paul T. Kefalas, Chief Executive Officer of Rootlevel Holdings, Inc. hereby certify that the financial statements filed herewith and any notes thereto, fairly present, in all material respects the consolidated financial position of Rootlevel Holdings, Inc. and its subsidiaries' results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States, consistently applied.

February 11, 2008

Rootlevel Holdings, Inc. and Subsidiaries
Certification of the Chief Financial Officer

I, Patrick Lemire, Chief Financial Officer of Rootlevel Holdings, Inc. hereby certify that the financial statements filed herewith and any notes thereto, fairly present, in all material respects the consolidated financial position of Rootlevel Holdings, Inc. and its subsidiaries' results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States, consistently applied.

February 11, 2008

ROOTLEVEL HOLDINGS, INC. AND SUBSIDIARIES

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

October 31, 2007 and 2006

UNAUDITED

ASSETS

		October 31, 2007		October 31, 2006
Current assets				
Cash	$	22,358	$	102
Accounts receivable, net		17,501		7,830
Prepaid expenses		-		5,719
Total current assets		39,859		13,651
Property and equipment				
Equipment		657		657
Computer equipment		13,542		13,542
		14,199		14,199
Less: accumulated depreciation		(6,155)		(2,840)
Property and equipment, net		8,044		11,359
Total assets	$	47,903	$	25,010

The financial information presented herein has been prepared by management without audit by independent certified public accountants.

See accompanying notes to consolidated financial statements, which are an integral part of the financial statements.

ROOTLEVEL HOLDINGS, INC. AND SUBSIDIARIES
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS
October 31, 2007 and 2006
UNAUDITED

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

	October 31, 2007	October 31, 2006
Current liabilities		
Notes payable, current	$ 39,370	$ -
Accounts payable and accrued expenses	15,886	8,383
Total current liabilities	55,256	8,383
Long-term liabilities		
Advances due to shareholders	284,870	197,436
Total long-term liabilities	284,870	197,436
Total liabilities	340,126	205,819
Commitments and contingencies		
Stockholders' equity (deficit)		
Preferred Stock, Series A, $0.0001 par value, 5,000,000 shares authorized, 100 and zero shares issued and outstanding as of October 31, 2007 and October 31, 2006	-	-
Common Stock, $0.0001 par value, 100,000,000 shares authorized, 22,173,630 and 200 shares issued and outstanding as of October 31, 2007 and October 31, 2006	2,217	-
Additional paid-in capital	138,845	178
Cumulative translation adjustment	(67,652)	(2,551)
Accumulated deficit during the development stage	(365,633)	(178,436)
Total stockholders' equity (deficit)	(292,223)	(180,809)
Total liabilities and stockholders' equity (deficit)	$ 47,903	$ 25,010

The financial information presented herein has been prepared by management without audit by independent certified public accountants.

See accompanying notes to consolidated financial statements, which are an integral part of the the financial statements.

ROOTLEVEL HOLDINGS, INC. AND SUBSIDIARIES

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

UNAUDITED

	For the year ended October 31, 2007	For the year ended October 31, 2006	For the period October 27, 2005 (Date of Inception) to October 31, 2007
Sales	$ -	$ -	$ -
Cost of goods sold	-	-	-
Gross profit	-	-	-
Operating expenses			
Legal and professional fees	104,227	98,762	202,989
Travel	15,442	29,180	44,622
Compensation - stock issued for services	17,575	-	17,575
General and administrative	15,737	2,602	18,339
Information technology/website development	10,730	23,176	33,906
Occupancy expenses	2,726	2,415	5,141
Depreciation	3,993	2,840	6,833
Salaries and wages	2,961	-	2,961
Sales and marketing	13,806	19,461	33,267
Total operating expenses	187,197	178,436	365,633
Income (loss) before provision for income taxes	(187,197)	(178,436)	(365,633)
Provision for income taxes	-	-	-
Net income (loss)	$ (187,197)	$ (178,436)	$ (365,633)
Net operating loss per common share			
Basic	$ (0.02)	$ NIL	$ (0.25)
Diluted	$ (0.02)	$ NIL	$ (0.25)
Net loss per common share			
Basic	$ (0.02)	$ NIL	$ (0.25)
Diluted	$ (0.02)	$ NIL	$ (0.25)
Weighted average shares of common stock			
Basic	10,045,159	200	1,459,083
Fully Diluted	10,045,159	200	1,459,083
Dividends declared per common share	$ -	$ -	$ -

The financial information presented herein has been prepared by management without audit by independent certified public accountants.

See accompanying notes to consolidated financial statements, which are an integral part of the financial statements.

ROOTLEVEL HOLDINGS, INC. AND SUBSIDIARIES

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

UNAUDITED

	Preferred Stock		Common Stock		Additional paid-in capital	Cumulative Translation Adjustment	Accumulated Deficit during the Development Stage	Total Stockholders' Equity (Deficit)
	Shares	Par Value	Shares	Par value				
Balance, October 27, 2005	-	$ -	200	$ -	$ 178	$ -	$ -	178
Net income (loss)	-	-	-	-	-	-	-	-
Balance, October 31, 2005	-	-	200	-	178	-	-	178
Currency translation	-	-	-	-	-	(2,551)	-	(2,551)
Net income (loss)	-	-	-	-	-	-	(178,436)	(178,436)
Balance, October 31, 2006	-	-	200	-	178	(2,551)	(178,436)	(180,809)
Issuance of preferred stock	100	-	-	-	100	-	-	100
Issuance of common stock founders - May 2007	-	-	20,000,000	2,000	-	-	-	2,000
Issuance of common stock Regulation S - cash	-	-	2,081,133	208	120,991	-	-	121,199
Issuance of common stock Regulation S - services	-	-	92,497	9	17,566	-	-	17,575
Currency translation	-	-	-	-	-	(65,101)	-	(65,101)
Adjustment - Exchange	-	-	(200)	-	10	-	-	10
Net income (loss)	-	-	-	-	-	-	(187,197)	(187,197)
Balance, October 31, 2007	100	$ -	22,173,630	$ 2,217	$ 138,845	$ (67,652)	$ (365,633)	$ (292,223)

The financial information presented herein has been prepared by management without audit by independent certified public accountants.

See accompanying notes to consolidated financial statements, which are an integral part of

ROOTLEVEL HOLDINGS, INC. AND SUBSIDIARIES

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED

	For the year ended October 31, 2007	For the year ended October 31, 2006	For the period October 27, 2005 (Date of Inception) to October 31, 2007
Cash flows from operating activities			
Net income (loss)	$ (187,197)	$ (178,436)	$ (365,633)
Adjustments to reconcile net income (loss) to cash (used in) operating activities:			
Depreciation	3,137 *	3,018	6,155
Translation adjustment	(65,101)	(2,551)	(67,652)
(Increase) decrease in:			
Accounts receivable	(9,671)	(7,830)	(17,501)
Prepaid expenses	5,719	(5,719)	-
Increase (decrease) in:			-
Accounts payable and accrued expenses	7,503	8,383	15,886
Cash flows (used in) operating activities	(245,610)	(183,135)	(428,745)
Cash flows from investing activities			
Purchase of furniture and computers	- *	(14,199)	(14,199)
Cash flows (used in) investing activities	-	(14,199)	(14,199)
Cash flows from financing activities			
Proceeds from notes payable	39,370	-	39,370
Proceeds from issuance of preferred stock	100	-	100
Proceeds from issuance of common stock	140,962	-	140,962
Proceeds from due to shareholders	87,434	197,436	284,870
Cash flows provided by financing activities	267,866	197,436	465,302
Net increase in cash	22,256	102	22,358
Cash, beginning of period	102	-	-
Cash, end of period	$ 22,358	$ 102	$ 22,358
Supplemental disclosure of cash flow information:			
Income taxes paid	$ -	$ -	$ -
Interest paid	$ -	$ -	$ -

* - reclassified for comparison purposes

The financial information presented herein has been prepared by management without audit by independent certified public accountants.

See accompanying notes to consolidated financial statements, which are an integral part of

NOTE 1. NATURE OF ORGANIZATION

Rootlevel Holdings, Inc. is a holding company that was organized under the laws of the State of Delaware on May 21, 2007, and currently conducts all of its business activities through its wholly-owned subsidiary, Rootlevel, Inc., a Canadian corporation, which was formed on October 27, 2005. Rootlevel Holdings, Inc. is a non-operating entity whose sole assets consist of its equity holdings in Rootlevel Inc. and has no other affiliations or subsidiaries other than Rootlevel, Inc.

NOTE 2. BASIS OF PRESENTATION, PRINCIPLES OF CONSOLIDATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for financial information. The accompanying financial statements are unaudited and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the years presented.

Development Stage Company

As of October 31, 2007 and 2006, the Company was a development stage company. SFAS #7 defines a development stage enterprise as one that is devoting substantially all of its efforts to establishing a new business and either planned principal operations have not commenced or planned principal operations have commenced but there has been no significant revenue.

Principles of Consolidation

The accompanying consolidated financial statements, as presented herein, are prepared on the accrual basis of accounting under the principles of consolidation consisting of the accounts of the Company and its subsidiaries.

Summary of Significant Accounting Policies

The Company's accompanying financial statements are prepared in accordance with United States generally accepted accounting principles in the United States. Significant accounting policies are as follows:

a. *Use of Estimates* - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b. *Cash and Cash Equivalents* - For purposes of the statement of cash flows, the Company considers highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents

c. *Income Taxes* - The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are determined based on the differences between financial reporting basis and tax basis of the assets and liabilities and are measured using enacted tax rates that will be in effect when the differences are expected to reverse. An allowance against deferred tax assets is recognized, when it is more likely than not, that such tax benefits will not be realized.

d. *Loss per Common Share* - Basic loss per share is calculated using the weighted-average number of common shares outstanding during each period as required by the Financial Accounting Standards Board (FASB) under Statement of Financial Accounting Standards (SFAS) No. 128. Diluted loss per share includes potentially dilutive securities such as outstanding options and warrants, using various methods such as the treasury stock or modified treasury stock method in the determination of dilutive shares outstanding during each period. The Company does not have any potentially dilutive instruments.

e. *Fair Value of Financial Instruments* - The carrying value of cash equivalents, accrued expenses, notes payable and amounts due to shareholders approximates fair value due to their short term nature.

Revenue Recognition

The Company recognizes revenue using the accrual method of accounting wherein revenue is recognized when earned and expenses and costs are recognized when incurred.

Segments

The Company operates as one segment as defined by the Statement of Financial Accounting Standards No. 131 Disclosures about Segments of an Enterprise and Related Information.

New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption.

Additionally, in May 2007, the FASB published FASB Staff Position No. FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48" ("FSP FIN 48-1"). FSP FIN 48-1 is an amendment to FIN 48. It clarifies how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 is effective upon the initial adoption of FIN 48. The Company does not expect the adoption of FIN 48 to have an effect on its financial statements.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157 ("FAS 157"), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements. Prior to FAS 157, there were different definitions of fair value and limited guidance for applying those definitions in GAAP.

Moreover, that guidance was dispersed among the many accounting pronouncements that require fair value measurements. Differences in that guidance created inconsistencies that added to the complexity in applying GAAP. The changes to current practice resulting from the application of FAS 157 relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of FAS 157 to have an effect on its financial statements.

NOTE 3. FIXED ASSETS

Fixed assets are stated at cost. The cost of equipment is charged against income over their estimated useful lives, using the straight-line method of depreciation. Repairs and maintenance which are considered betterments and do not extend the useful life of equipment are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the asset and accumulated depreciation is removed from the accounts and the resulting profit and loss are reflected in income.

NOTE 4. ADVANCES DUE TO SHAREHOLDERS

The advances due to shareholders are non-interest bearing and have no specific terms of repayment.

NOTE 5. INCOME TAXES

The Company has approximately $146,253 in gross deferred tax assets at October 31, 2007, resulting from net operating loss carry forwards. A valuation allowance has been recorded to fully offset these deferred tax assets because the future realization of the related income tax benefits is uncertain.

Accordingly, the net provision for income taxes is zero as of October 31, 2007. As of October 31, 2007, the Company has federal net operating loss carry forwards of approximately $365,633 available to offset future taxable income through 2027.

As of October 31, 2007, the difference between the tax provision at the statutory federal income tax rate and the tax provision attributable to loss before income taxes is as follows (in percentages):

Statutory federal income tax rate	34%
State taxes - net of federal benefits	5%
Valuation allowance	39%
Income tax rate -- net	0%

NOTE 6. STOCKHOLDERS' EQUITY

As of October 31, 2007, the authorized capital of the Company was 100,000,000 shares of common stock (with voting rights), par value $0.0001. 22,173,630 shares of common stock were outstanding as of October 31, 2007.

On May 21, 2007, 20,000,000 shares of common stock were issued to the founders of the Company for total consideration of $2,000.

The Company is authorized to issue up to 5,000,000 shares of Preferred Stock with a par value of $0.0001. On June 15, 2007, the Company issued 100 shares of Series A Preferred Stock for total consideration of $100. As of October 31, 2007, 100 shares were issued and outstanding.

NOTE 7. STOCK OFFERING – REGULATION S

In July 2007, an aggregate amount of 613,975 shares of common stock were sold only to Canadian citizens pursuant to Regulation S promulgated under the Securities Act of 1933, as amended. The aggregate offering price of this offering was US $0.10 per share, where a total of $60,000.00 was raised.

NOTE 8. STOCK ISSUED FOR SERVICES

In July 2007, an aggregate amount of 92,497 shares of common stock were issued only to Canadian citizens for services rendered pursuant to Regulation S promulgated under the Securities Act of 1933, as amended. For the year ended October 31, 2007, $17,575 was charged to expense.

NOTE 9. CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist principally of cash. The Federal Deposit Insurance Corporation (FDIC) guarantees the Company's deposits in US-based financial institutions up to $100,000 per account. As of October 31, 2007, the Company's deposits with financial institutions that exceeded federally insured guarantees amounted to zero. Historically, the Company has not experienced any losses on its deposits in excess of federally insured guarantees.

NOTE 10. GOING CONCERN

The Company's financial statements contained herein have been presented on the basis that in that the Company is a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of October 31, 2007, the Company had an accumulated deficit of $365,633 and owed $284,870 under advances due to shareholders.

The ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital from the sale of common stock and, ultimately, the achievement of significant operating revenues.

The accompanying financial statements do not include any adjustments that might be required should the Company be unable to recover the value of its assets or satisfy its liabilities.

As of the date of these financial statements, the Company's legal counsel was in the process of preparing a Form 1-A; Regulation A Offering Statement under the Securities Act of 1993 to be filed with the United States Securities and Exchange Commission.

While management believes that their actions that have been taken so far and its plans to raise additional capital, will mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements, however, there can be no assurance that these actions will be successful.

If the Company were unable to continue as a going concern then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, the reported revenues and expenses, and the balance sheet classifications used.

EXHIBIT 2.1

CERTIFICATE OF INCORPORATION OF ROOTLEVEL HOLDINGS, INC.

THE INCORPORATOR
www.theincorporator.com

Incorporate today...the right way.

May 25, 2007

The Sourlis Law Firm
The Galleria 2 Bridge Avenue
Red Bank NJ 07701
Attention: Virginia K. Sourlis, Esq.

Re: **ROOTLEVEL HOLDINGS, INC.**

Dear Virginia K. Sourlis, Esq.

This letter is to confirm that the above-referenced entity is currently an active Corporation as of May 21, 2007 and may be used for any lawful act or activity for which a corporation may be organized under the Business Corporation Law.

Enclosed please find a filed copy of the Formation Documents for your records.

The tax ID number that has been assigned to this corporation is: **45-0562936**
You will also receive a confirmation letter with this number from the Internal Revenue Service.

Thank you for choosing The Incorporator for all your corporate needs.

Very truly yours,

Mimi Nachison
Mimi Nachison
Incorparation Specialist

Email: Mimi@IncByPro.com

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "ROOTLEVEL HOLDINGS, INC.", FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF MAY, A.D. 2007, AT 12:49 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE SUSSEX COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

4356305 8100

070592096

AUTHENTICATION: 5694304

DATE: 05-21-07

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:49 PM 05/21/2007
FILED 12:49 PM 05/21/2007
SRV 070592096 - 4356305 FILE

CERTIFICATE OF INCORPORATION

OF

ROOTLEVEL HOLDINGS, INC.

The undersigned, being of legal age, in order to form a corporation under and pursuant to the laws of the State of Delaware, do hereby set forth as follows:

FIRST

The name of the Corporation is: Rootlevel Holdings, Inc.

SECOND

The address of the registered office of the Corporation in the State of Delaware and the name of the registered agent at such address are as follows:

Harvard Business Services, Inc.
16192 Coastal Highway
Lewes, Delaware 19958
County of Sussex

THIRD

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the "DGCL").

FOURTH

Capitalization.

(a) The aggregate number of shares that the Corporation shall have the authority to issue is 105,000,000 shares of capital stock of which:

(i) 100,000,000 shares shall be of a class of voting Common Stock, par value $0.0001 per share (the "Common Stock"); and

(ii) 5,000,000 shares shall be of a class of Preferred Stock, par value $0.0001 per share (the "Preferred Stock"), for which the Board of Directors (the "Board") is authorized hereby, subject to the limitations prescribed by law

and the provisions of this Article, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the DGCL to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series of Preferred Stock and the qualifications, limitations or restrictions thereof. The authority of the Board with respect to each series of Preferred Stock, not heretofore designated, shall include, but not be limited to, determination of the following:

(i) the number of shares constituting that series (which may be increased or decreased by the Board) and the distinctive designation of that series (provided that the aggregate number of shares constituting all series of Preferred Stock shall not exceed 5,000,000);

(ii) the dividend rate on the shares of that series, whether dividends shall be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(iii) whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(iv) whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board shall determine;

(v) whether or not the shares of that series shall be redeemable, and if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(vi) whether that series shall have sinking fund for redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

(vii) the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

(viii) any other relative rights, powers, preferences, qualifications, limitations or restrictions relating to such series which may be authorized under the DGCL.

FIFTH

The name and address of the incorporators are as follows:

Isaac Muller
20 Robert Pitt Drive, Suite 214
Monsey, New York 10952

SIXTH

The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and its directors and stockholders:

(1) The number of directors of the corporation shall be such as from time to time shall be fixed by, or in the manner provided in the by-laws. Election of directors need not be by ballot unless the by-laws so provide.

(2) The Board of Directors shall have power without the assent or vote of the Stockholders:

(a) To make, alter, amend, change, add to or repeal the ByLaws of the Corporation; to fix and vary the amount to be reserved for any proper purpose; to authorize and cause to be executed mortgages and liens upon all or any part of the property of the Corporation; to determine the use and disposition of any surplus or net profits; and to fix the times for the declaration and payment of dividends.

(b) To determine from time to time whether, and to what times and places, and under what conditions the accounts and books of the Corporation (other than the stock ledger) or any of them, shall be open to the inspection of the stockholders.

(3) The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and as binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not

the contract of act would otherwise be open to legal attack because of directors' interest, or for any other reason.

(4) In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of Delaware, the provisions of this certificate, and to any by-laws from time to time made by the stockholders; provided, however, that no by-laws so made shall invalidate any prior act of the directors which would have been valid if such by-laws had not been made.

SEVENTH

A director of this Corporation shall not be personally liable to the Corporation or its stockholders for damages for any breach of duty in his/her capacity as a director, provided that such provision shall not eliminate or limit the liability of a director:

(i) for any breach of the director's duty of loyalty to the Corporation or its stockholders;

(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(iii) under Section 174 of the DGCL; or

(iv) for any transaction from which the director derived an improper personal benefit.

EIGHTH

The Corporation shall, to the fullest extent permitted by the DGCL (including, without limitation, Section 145 thereof), as the same may be amended and supplemented from time to time, indemnify any and all persons whom it shall have power to indemnify under the DGCL. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled whether as a matter of law, under any By-law of the Corporation, by agreement, by vote of stockholders or disinterested directors of the Corporation or otherwise.

NINTH

Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware, may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of

any receiver or receivers appointed for this Corporation under the provisions of Section 279 Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths (3/4) in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

IN WITNESS WHEREOF, we, the undersigned, being the incorporator hereinabove named, for the purpose of forming a corporation pursuant to the DGCL, do make and file this Certificate, hereby declaring and certifying that the facts herein stated are true under penalty of perjury, and accordingly have hereunto set our hand this 21st day of May, 2007.

/s/ Isaac Muller
Isaac Muller
Incorporator

EXHIBIT 2.2

CERTIFICATE OF INCORPORATION OF ROOTLEVEL, INC.

Industry Canada | Industrie Canada

Certificate of Incorporation

Certificat de constitution

Canada Business Corporations Act

Loi canadienne sur les sociétés par actions

ROOTLEVEL INC.

646790-3

Name of corporation-Dénomination de la société

Corporation number-Numéro de la société

I hereby certify that the above-named corporation, the articles of incorporation of which are attached, was incorporated under the *Canada Business Corporations Act.*

Je certifie que la société susmentionnée, dont les statuts constitutifs sont joints, a été constituée en société en vertu de la *Loi canadienne sur les sociétés par actions.*

Richard G. Shaw
Director - Directeur

October 27, 2005 / le 27 octobre 2005

Date of Incorporation - Date de constitution

Canada

Industry Canada — Industrie Canada

Canada Business Corporations Act — Loi canadienne sur les sociétés par actions

ELECTRONIC TRANSACTION REPORT — RAPPORT DE LA TRANSACTION ÉLECTRONIQUE

ARTICLES OF INCORPORATION (SECTION 6) — STATUTS CONSTITUTIFS (ARTICLE 6)

Processing Type - Mode de Traitement: Intermediary/Intermédiaire

1. Name of Corporation - Dénomination de la société

ROOTLEVEL INC.

2. The province or territory in Canada where the registered office is to be situated - La province ou le territoire au Canada où se situera le siège social

QC

3. The classes and any maximum number of shares that the corporation is authorized to issue - Catégories et le nombre maximal d'actions que la société est autorisée à émettre

The annexed Schedule 1 is incorporated in this form.
L'annexe 1 ci-jointe fait partie intégrante de la présente formule.

4. Restrictions, if any, on share transfers - Restrictions sur le transfert des actions, s'il y a lieu

The annexed Schedule 2 is incorporated in this form.
L'annexe 2 ci-jointe fait partie intégrante de la présente formule.

5. Number (or minimum and maximum number) of directors - Nombre (ou nombre minimal et maximal) d'administrateurs

Minimum: 1 Maximum: 10

6. Restrictions, if any, on business the corporation may carry on - Limites imposées à l'activité commerciale de la société, s'il y a lieu

The annexed Schedule 3 is incorporated in this form.
L'annexe 3 ci-jointe fait partie intégrante de la présente formule.

7. Other provisions, if any - Autres dispositions, s'il y a lieu

The annexed Schedule 4 is incorporated in this form.
L'annexe 4 ci-jointe fait partie intégrante de la présente formule.

8. Incorporators - Fondateurs

Name(s) - Nom(s)	Address (including postal code) - Adresse (inclure le code postal)	Signature
INTELTEX INC.	651 NOTRE-DAME STREET WEST, 3RD FLOOR, MONTREAL, QUEBEC, CANADA, H3C 1J1	JAMES SMITH

Canada

SCHEDULE / ANNEXE 1

SHARE CAPITAL

The share capital of the Corporation is unlimited and consists of three (3) classes of shares, to which the following rights, privileges, restrictions and conditions attach:

A. CLASS "A" COMMON SHARES: The number of Class "A" shares is unlimited and the consideration, added to the stated capital account of these shares, is also unlimited. The Class "A" shares are subject to the following rights, privileges, restrictions and conditions:

(1) Dividends and participation. Subject to the rights and privileges attaching to other classes of shares, the holders of Class "A" shares are entitled, in proportion to the number of shares held by each, to:

(a) share in the property, profits and surplus assets of the Corporation, and, in this respect, to receive any dividend declared by the Corporation; the amount of which, as well as the date, the time and the terms or manner of payment of which shall be at the discretion of the Board of Directors; and

(b) share the remaining property of the Corporation upon dissolution, upon voluntary or involuntary winding-up or liquidation or upon any other distribution of the property or assets of the Corporation.

(2) Limitation. In addition to the conditions set out in section 42 and in subsections 34(2) and 35(3) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, respectively, the Corporation may not pay any dividend with respect to the Class "A" shares nor purchase by mutual consent or otherwise acquire any of such shares if, by so doing, the Corporation cannot legally proceed with the redemption or the payment of the redemption price for the Class "B" shares.

(3) Right to vote. The holders of Class "A" shares are entitled to receive notice of any meeting of the shareholders of the Corporation, to attend such meeting and to vote thereat; and each Class "A" share confers one (1) vote to the holder thereof.

B. CLASS "B" PREFERRED SHARES: The number of Class "B" shares is unlimited and the consideration, added to the stated capital account of these shares, is also unlimited. The Class "B" shares are subject to the following rights, privileges, restrictions and conditions:

(1) Dividends. When the Corporation declares dividends, each holder of Class "B" shares is entitled to receive, to the extent of the dividends declared, prior to the holders of Class "A" shares, and from the funds declared for the payment of dividends, a monthly, preferential and non-cumulative dividend of a maximum of one per cent (1%) per month, computed on the basis of the "retraction value" of the Class "B" shares, as defined in subsection (5) below. It shall be incumbent on the

directors to determine the date, the time and the terms or manner of payment thereof.

(2) Repayment. If, for any reason, and, in particular, in the event of a dissolution or of a voluntary or involuntary winding-up or liquidation, there is a distribution, in whole or in part, of the property or assets of the Corporation to its shareholders, each holder of Class "B" shares shall be entitled, prior to the holders of all other classes of shares, to payment of the "retraction value" of the Class "B" shares, as defined in subsection (5) below, to which shall be added, if such is the case, the amount of any declared but unpaid dividends with respect to the Class "B" shares.

Insufficient assets

If the assets of the Corporation are insufficient to pay the holders of Class "B" shares the entire amount to which they are entitled in accordance with the above, the amount available shall be divided among them in proportion to the number of Class "B" shares that they hold.

(3) No right to additional participation. The Class "B" shares do not confer any other right to share in the property, the profits or the surplus assets of the Corporation.

(4) No right to vote. Subject to the provisions of the Canada Business Corporations Act, the holders of Class "B" shares are not entitled, as Class "B" shareholders only, to vote at meetings of the shareholders of the Corporation, nor to attend same nor to receive notice thereof.

(5) Holder's right to retract shares. Subject to the provisions of subsection 36(2) of the Canada Business Corporations Act, each holder of Class "B" shares, at his or her discretion, is entitled at any time, upon written notice, to retract, and to require the Corporation to redeem, all or part of his or her shares, at a price equal to their "retraction value", to which shall be added, if such is the case, the amount of any declared but unpaid dividends with respect to the Class "B" shares.

(a) Retraction value

The "retraction value" is the amount added, in respect of these shares, to the stated capital account of the Class "B" shares, in addition to a premium equal to the amount by which the fair market value of the consideration received by the Corporation at the time of the issue of these Class "B" shares exceeds the total of:

(i) the amount added, in respect of these shares, to the stated capital account of the Class "B" shares; and

(ii) the fair market value of any property, other than a Class "B" share, given by the Corporation as payment for this consideration.

(b) Determination of the fair market value of the consideration

When the Class "B" shares are issued, the Corporation and each subscriber of Class "B" shares, shall

determine jointly and in good faith, by a fair and reasonable method, the fair market value of each of the properties included in the consideration received by the Corporation.

(c) Adjustment of the premium in the event of a contestation by the Revenue Department

In the event of a disagreement by the Minister of National Revenue or by the "Ministère du Revenu du Québec", or by both, as to the fair market value of one or more of the properties included in the consideration received by the Corporation at the time of the issue of the Class "B" shares, the evaluation by the Department in question shall prevail. The amount of the premium relating to the retraction of the Class "B" shares shall be adjusted accordingly, provided the Department in question permitted the Corporation and each holder of Class "B" shares, or, in the event of a retraction of all the shares, the Corporation and each former holder of Class "B" shares, the opportunity of contesting the departmental evaluation before the Department or before the courts. Where the federal evaluation differs from the provincial evaluation, the lesser of the evaluations made in an uncontested assessment or in a final court decision, as the case may be, shall be retained.

(d) Retraction procedure

Any holder of Class "B" shares who wishes to exercise his or her right to retract such shares shall deliver to the Registered Office of the Corporation or to the office of its transfer agent a written notice indicating the number of Class "B" shares which shall be redeemed by the Corporation as well as the date on which he or she wishes the retraction to take place. This notice shall be accompanied by the certificate or certificates representing the Class "B" shares which are being retracted and shall be signed by the person registered in the Corporate Records Book as being the holder of these Class "B" shares or by his or her duly authorized representative. Upon receipt of this notice and of the certificate or certificates representing the Class "B" shares which are being retracted, and without regard to the other classes of shares, the Corporation shall proceed to redeem the Class "B" shares and shall have thirty (30) days from the date of retraction to pay to the Class "B" shareholder, or, in the event of a retraction of all of the shares, to the former Class "B" shareholder, the retraction price of his or her shares.

Late Payment

If the provisions of subsection 36(2) of the Canada Business Corporations Act prevent it from paying the full retraction price to a shareholder or to a former shareholder within the time specified above, the Corporation shall make a partial payment of the retraction price within the thirty (30) day time limit, to the extent that it may legally do so, and it shall pay any unpaid balance as soon as it shall be legally able to do so.

Partial retraction

If only a part of the shareholder's issued and outstanding Class "B" shares is being retracted, the Corporation shall, without charge, issue to the shareholder in question a new certificate representing his or her Class "B" shares which have not been retracted.

(e) Adjustment of the stated capital account

The Class "B" shares so retracted by the shareholder shall automatically be cancelled on the date of their retraction and the Corporation shall reduce the stated capital account of the Class "B" shares accordingly, pursuant to the Canada Business Corporations Act.

(6) Right to purchase shares by mutual consent. Subject to the provisions of subsections 34(2) and 35(3) of the

Canada Business Corporations Act, the Corporation, may purchase by mutual consent and at the best possible price, all or part of the issued and outstanding Class "B" shares at any time, if it deems it advisable to do so, without notice and without regard to the other classes of shares.

Adjustment of the stated capital account

The Class "B" shares so purchased by mutual consent shall automatically be cancelled on the date of their purchase and the Corporation shall reduce the stated capital account of the Class "B" shares accordingly, pursuant to the Canada Business Corporations Act.

C. CLASS "C" PREFERRED SHARES: The number of Class "C" shares is unlimited and the consideration, added to the stated capital account of these shares, is also unlimited. The Class "C" shares are subject to the following rights, privileges, restrictions and conditions:

(1) No right to dividends or participation. The holders of Class "C" shares do not share in the property, profits and surplus assets of the Corporation and are not entitled, as Class "C" shareholders only, to any dividend declared by the Corporation.

(2) Repayment. If, for any reason, and, in particular, in the event of a dissolution or of a voluntary or involuntary winding-up or liquidation, there is a distribution, in whole or in part, of the property or assets of the Corporation to its shareholders, each holder of Class "C" shares shall be entitled, prior to the holders of Class "A" shares, but subsequent to the holders of Class "B" shares, to repayment of the amount added, in respect of these shares, to the stated capital account of the Class "C" shares.

Insufficient assets

If the assets of the Corporation are insufficient to pay the holders of the Class "C" shares the entire amount to which they are entitled in accordance with the above, the amount available shall be divided among them in proportion to the number of Class "C" shares which they hold.

(3) Limitation. In addition to the conditions set out in section 42 and in subsections 34(2) and 35(3) of the Canada Business Corporations Act, respectively, the Corporation may not purchase any Class "C" shares by mutual consent; nor redeem such shares in accordance with the present articles, a shareholders agreement or any other contract, if, by so doing, the Corporation cannot legally proceed with the redemption or the payment of the redemption price of the Class "B" shares.

(4) Right to vote. The holders of Class "C" shares are entitled to receive notice of any meeting of the shareholders of the Corporation, to attend such meeting and to vote thereat, except at meetings where the right to vote is restricted to the holders of another class of shares, and each Class "C" share confers one (1) vote unto each holder thereof.

(5) Redemption of shares upon death of the holder. Subject to the provisions of subsection 36(2) of the Canada Business Corporations Act, the Corporation shall redeem all Class "C" shares held by a shareholder at the time of his or her

death, upon receipt of the certificate or certificates representing the shares which are to be redeemed. The redemption price shall be equal to the amount added, in respect of these shares, to the stated capital account of the Class "C" shares. The redemption shall apply as well to shares held, on behalf of the deceased shareholder, by a trustee, by an agent or bailee or by a mandatary-depositary, to the extent that the deceased is the shareholder and not the trustee, the agent or bailee or the mandatary-depositary.

(a) Redemption procedure

Upon receipt of the certificate or certificates representing the Class "C" shares which are to be redeemed, and without regard to the other classes of shares, the Corporation shall proceed to redeem the Class "C" shares, and, provided it may legally do so, the Corporation shall have thirty (30) days from the date of death to pay to the heirs, legatees, liquidators or testamentary executors, transferees, mandataries or agents, legal representatives, successors, assigns or rightful claimants of the deceased shareholder a price equal to the amount added, in respect of these shares, to the stated capital account of the Class "C" shares.

(b) Late payment

If the provisions of subsection 36(2) of the Canada Business Corporations Act prevent it from paying the full redemption price to the heirs, legatees, liquidators or testamentary executors, transferees, mandataries or agents, legal representatives, successors, assigns or rightful claimants of the deceased shareholder within the time limit specified above, the Corporation shall make a partial payment of the redemption price within the thirty (30) day time limit, to the extent that it may legally do so, and it shall pay any unpaid balance as soon as it shall be legally able to do so.

(c) Adjustment of the stated capital account

The Class "C" shares so redeemed upon death of the shareholder shall automatically be cancelled on the date of their redemption and the Corporation shall reduce the stated capital account of the Class "C" shares accordingly, pursuant to the Canada Business Corporations Act.

(6) Right to purchase shares by mutual consent. Subject to the provisions of subsections 34(2) and 35(3) of the Canada Business Corporations Act, the Corporation, at any time, if it deems it advisable to do so, without notice and without regard to the other classes of shares, may purchase by mutual consent and at the best possible price, all or part of the issued and outstanding Class "C" shares.

Adjustment of the stated capital account

The Class "C" shares so purchased by mutual consent shall automatically be cancelled on the date of their purchase and the Corporation shall reduce the stated capital account of the Class "C" shares accordingly, pursuant to the Canada Business Corporations Act.

SCHEDULE / ANNEXE 2

RESTRICTIONS ON THE TRANSFER OF SECURITIES

CONSENT OF THE DIRECTORS OR OF THE SHAREHOLDERS

No share or other security issued by the Corporation, other than non-convertible debt securities shall be transferred or assigned without the consent:

(a) either of a majority of the directors, which consent shall be evidenced by a resolution of the Board of Directors or by one (1) or more documents signed by a majority of the directors;

(b) or of a majority of the shareholders entitled to vote, which consent shall be evidenced by a resolution of these shareholders or by one (1) or more documents signed by a majority of these shareholders.

This consent, however, may validly be given after the transfer or assignment has been registered in the Corporate Records Book, in which case the transfer or assignment shall be valid and take effect retroactively upon the date on which the transfer or assignment was recorded.

SCHEDULE / ANNEXE 3

N/A

SCHEDULE / ANNEXE 4

OTHER PROVISIONS

1. BORROWING POWERS

In addition to the powers conferred by the articles, and without restricting the generality of the powers conferred upon the directors by section 189 of the Canada

Business Corporations Act, R.S.C. 1985, c. C-44, the Directors, if they see fit, and

without having to obtain the authorization of the shareholders, may:

a) borrow money on the credit of the Corporation;

b) issue, reissue, sell or pledge debt obligations of the Corporation;

c) give a guarantee on behalf of the Corporation to secure the performance of an obligation of any person;

d) grant a hypothec or a mortgage, even a floating hypothec or charge, on a universality of property, movable or immovable, present, or future, corporeal or incorporeal, of the Corporation; and

e) delegate one (1) or more of the above-mentioned powers to a director, to an Executive Committee, to a committee of the Board of Directors or to an officer of the

Corporation.

2. UNANIMOUS SHAREHOLDER AGREEMENT

Where, pursuant to the articles, a power, which is to be exercised by the Board of Directors, has been withdrawn from the authority of the directors in order to be assumed by the shareholders pursuant to a unanimous shareholder agreement according to section 146 of the Canada Business Corporations Act, any reference, in the articles, to the exercise of such power by the Board of Directors or by one (1) or more directors shall be read as a reference to an exercise of this power by the meeting of the shareholders pursuant to the unanimous shareholder agreement.

Industry Canada Industrie Canada
Corporations Canada Corporations Canada

Form 2 - Formulaire 2

Information Regarding the Registered Office and the Board of Directors
Information concernant le siège social et le conseil d'administration

(To be filed with Articles of Incorporation, Amalgamation and Continuance)
(À être utilisé pour une nouvelle constitution en société par actions, une fusion ou une prorogation)

(Sections 19, 106 and 113(1) of the CBCA - articles 19 et 106 et paragraphe 113(1) de la LCSA)

Processing Type - Mode de traitement: Intermediary/Intermédiaire

1	Corporation name - Dénomination sociale de la société	Corporation No. - N° de la société
	ROOTLEVEL INC.	646790-3

2 Address of registered office (must be a street address):
Adresse du siège social (doit être une adresse municipale):

Attention Of - À l'attention de

Number and Street Name - Numéro et nom de la rue	City - Ville	Prov./Terr.	Postal Code - Code Postal
432 avenue Ardwell	Ville Mont-Royal	QC	H3P 1T9

3 Mailing address (if different from the registered office):
Adresse postale (si elle est différente de l'adresse du siège social):

Attention Of - À l'attention de

Number and Street Name - Numéro et nom de la rue	City - Ville	Prov./Terr.	Postal Code - Code Postal

4 Members of the board of directors:
Membres du conseil d'administration:

Name - Nom	Residential Address - Adresse domiciliaire	Canadian Resident (Y/N) Résident canadien (O/N)
PAUL T. KEFALAS	432 AVENUE ARDWELL, VILLE MONT-ROYAL, QC, Canada, H3P 1T9	Y
CHRISTOS PSINAS	2710 CAZENEUVE, VILLE SAINT-LAURENT, QC, Canada, H4R 1T9	Y

5 Declaration - Déclaration:
I hereby certify that I have the relevant knowledge of the corporation, and that I am authorized to sign and submit this form.
J'atteste par la présente que je possède une connaissance suffisante de la société et que je suis autorisé à signer et à soumettre le présent formulaire.

Print Name - Nom en lettres moulées
JAMES SMITH
Telephone number - Numéro de téléphone
(514)393-9900

Signature

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the *CBCA*).
Nota: Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5000 $ ou d'un emprisonnement maximal de six mois, ou de ces deux peines (paragraphe 250(1) de la *LCSA*).

Canada

EXHIBIT 3.1

BY-LAWS OF ROOTLEVEL HOLDINGS, INC.

BY-LAWS

OF

ROOTLEVEL HOLDINGS, INC.

ARTICLE I

Offices

The registered office of Rootlevel Holdings, Inc. (the "Corporation") shall be in the State of Delaware. The Corporation also may have offices at such other places, within or without the State of Delaware, as the Board of Directors (the "Board") determines from time to time or the business of the Corporation requires.

ARTICLE II

Meetings of Stockholders

Section 1. Place of Meetings. Except as otherwise provided in these By-Laws, all meetings of the stockholders shall be held on such dates and at such times and places, within or without the State of Delaware, as shall be determined by the Board and as shall be stated in the notice of the meeting or in waivers of notice thereof. If the place of any meeting is not so fixed, it shall be held at the registered office of the Corporation in the State of Delaware.

Section 2. Annual Meetings. The annual meeting of stockholders for the election of directors and the transaction of such other proper business as may be brought before the meeting shall be held on such date after the close of the Corporation's fiscal year, and at such time, as the Board may from time to time determine.

Section 3. Special Meetings. Special meetings of stockholders, for any purpose or purposes, may be called by the Chairman of the Board or by the Chairman of the Board upon the request of at least 50% of the members of the Board.

Section 4. Notice of Meetings. Except as otherwise required by law, whenever the stockholders are required or permitted to take any action at a meeting, written notice thereof shall be given, stating the place, date and time of the meeting and, unless it is the annual meeting, by or at whose direction it is being issued. The notice also shall designate the place where the stockholders' list is available for examination, unless the list is kept at the place where the meeting is to be held. Notice of a special meeting also shall state the purpose or purposes for which the meeting is called. A copy of the notice of any meeting shall be delivered personally or shall be mailed, not less than ten (10) or more than sixty (60) days before the date of the meeting, to each stockholder of record entitled to vote at the meeting. If mailed, the notice shall be given when deposited in the United States mail, postage prepaid, and shall be directed to each stockholder at his or her address as it appears on the record of stockholders of the Corporation, or to such other address which such stockholder may have filed by written request with the

Secretary of the Corporation. Notice of any meeting of stockholders shall be deemed waived by any stockholder who attends the meeting, except when the stockholder attends the meeting for the express purpose of objecting at the beginning thereof to the transaction of any business because the meeting is not lawfully called or convened, or by any stockholder who submits, either before or after the meeting, a signed waiver of notice. Unless the Board, after the adjournment of a meeting, shall fix a new record date for the adjourned meeting or unless the adjournment is for more than thirty (30) days, notice of an adjourned meeting need not be given if the place, date and time to which the meeting shall be adjourned are announced at the meeting at which the adjournment is taken.

Section 5. Quorum. Except as otherwise provided by law or, by the Certificate of Incorporation of the Corporation, at all meetings of stockholders, the holders of a majority of the outstanding shares of the Corporation entitled to vote at the meeting shall be present in person or represented by proxy in order to constitute a quorum for the transaction of business.

Section 6. Voting. Except as otherwise provided by law or by the Certificate of Incorporation of the Corporation, at all meetings of the stockholders, every stockholder of record having the right to vote thereat shall be entitled to one vote for every share of stock standing in his or her name as of the record date and entitling him or her to so vote. A stockholder may vote in person or by proxy. Except as otherwise provided by law or by the Certificate of Incorporation of the Corporation, any corporate action to be taken by a vote of the stockholders, other than the election of directors, shall be authorized by not less than a majority of the votes cast at a meeting by the stockholders present in person or by proxy and entitled to vote thereon. Directors shall be elected as provided in Section 3 of Article III of these By-Laws. Written ballots shall not be required for voting on any matter unless ordered by the Secretary of the meeting.

Section 7. Proxies. Every proxy shall be executed in writing by the stockholder or by his or her attorney-in-fact, or otherwise as provided in the General Corporation Law of the State of Delaware (the "General Corporation Law").

Section 8. List of Stockholders. At least ten (10) days before every meeting of stockholders, a list of the stockholders (including their addresses) entitled to vote at the meeting and their record holdings as of the record date shall be open for examination by any stockholder, for any purpose germane to the meeting, during ordinary business hours, at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list also shall be kept at and throughout the meeting, and may be inspected by any stockholder who is present.

Section 9. Conduct of Meetings. At each meeting of the stockholders, the Chairman of the Board or, in his or her absence, a director chosen by a majority of the directors then in office shall act as chairman of the meeting. The Secretary or, in his or her absence, any person appointed by the chairman of the meeting shall act as secretary of the meeting and shall keep the minutes thereof. Except as otherwise provided by law, at any annual or special meeting of stockholders, only such business shall be conducted as shall have been properly brought before the meeting. Such business must have either been:

(A) brought before the meeting at the direction of the chairman of the meeting; or

(B) specified in a written notice given by or on behalf of a stockholder of record on the record date for such meeting entitled to vote thereat or a duly authorized proxy for such stockholder; provided, that the following actions, as described below, are taken.

A notice must be delivered personally to, or mailed to and received at, the principal executive office of the Corporation, addressed to the attention of the Secretary, not less than sixty (60) days nor more than ninety (90) days prior to the meeting; provided, however, that in the event that less than seventy (70) days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual or special meeting was mailed or such public disclosure was made, whichever first occurs. Such notice shall set forth:

(i) a description of each such item of business proposed to be brought before the meeting and the reasons for conducting such business at such meeting;

(ii) the name and address of the person proposing to bring such business before the meeting;

(iii) the class and number of shares held of record, held beneficially and represented by proxy by such person as of the record date for the meeting (if such date has then been made publicly available) and as of the date of such notice; and

(iv) any material interest of the stockholder in such item of business.

No business shall be brought before any meeting of stockholders of the Corporation otherwise than as provided in this Section 9. The chairman of the meeting may, if the facts warrant, determine that a stockholder proposal was not made in accordance with the foregoing procedure, and if he or she should so determine, he or she shall so declare to the meeting and the defective proposal shall be disregarded.

Section 10. Written Consent to Action in Lieu of a Meeting. Stockholders may take such action by written consent as shall be permitted by section 228 of the General Corporation Law.

ARTICLE III

Board

Section 1. Number of Board Members. The business, property and affairs of the Corporation shall be managed under the direction of the Board, which shall consist of at least one (1) director. Directors need not be stockholders of the Corporation. The number of directors may be reduced or increased from time to time by action of a majority of the entire Board, but no

decrease may shorten the term of an incumbent director. When used in these By-Laws, the phrase "entire Board" means the total number of directors which the Corporation would have if there were no vacancies.

Section 2. Nomination. Only persons who are nominated in accordance with the procedures set forth in these By-Laws shall be eligible to serve as directors of the Corporation. Nominations of persons for election to the Board of the Corporation may be made at a meeting of stockholders (a) by or at the direction of the Board or (b) by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this Section 2, who shall be entitled to vote for the election of directors at the meeting and who complies with the notice procedures set forth in this Section 2. Such nominations, other than those made by or at the direction of the Board, shall be made pursuant to timely notice in writing to the Secretary of the Corporation. To be timely, a stockholder's notice shall be delivered to or mailed and received at the principal executive offices of the Corporation not less than sixty (60) days nor more than ninety (90) days prior to the meeting; provided, however, that in the event that less than seventy (70) days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice the date of meeting or such public disclosure was made. Such stockholder's notice shall set forth (x) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act; and (y) as to the stockholder giving the notice (A) the name and address, as they appear on the Corporation's books, of such stockholder and (B) the class and number of shares of the Corporation which are beneficially owned by such stockholder. At the request of the Board, any person nominated by the Board for election as a director shall furnish to the Secretary of the Corporation that information required to be set forth in a stockholder's notice of nomination which pertains to the nominee. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by the By-Laws, and if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded. Notwithstanding the foregoing provisions of this Section 2, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section.

Section 3. Election and Term. Except as otherwise provided by law, by the Certificate of Incorporation of the Corporation or by these By-Laws, the directors shall be elected at the annual meeting of the stockholders and the persons receiving a plurality of the votes cast shall be so elected. Subject to a director's earlier death, resignation or removal as provided in Sections 4 and 5 of this Article III, each director shall hold office until his or her successor shall have been duly elected and shall have qualified.

Section 4. Removal. A director may be removed at any time, with or without cause, by the vote of the holders of a majority of the outstanding shares of the Corporation entitled to vote at an election of directors.

Section 5. Resignations. Any director may resign at any time by giving written notice of his or her resignation to the Corporation. A resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein immediately upon its receipt, and, unless otherwise specified therein, the acceptance of a resignation shall not be necessary to make it effective.

Section 6. Vacancies. Except as otherwise provided by the Certificate of Incorporation of the Corporation, any vacancy in the Board arising from an increase in the number of directors or otherwise shall be filled only by the vote of a majority of the directors then in office. Subject to his or her earlier death, removal or resignation as provided in Sections 4 and 5 of this Article III, each director so elected shall hold office until his successor shall have been duly elected and shall have qualified.

Section 7. Place of Meetings. Except as otherwise provided in these By-Laws, all meetings of the Board shall be held at such places, within or without the State of Delaware, as the Board determines from time to time.

Section 8. Annual Meeting. The annual meeting of the Board shall be held either (a) without notice immediately after the annual meeting of stockholders and in the same place, or (b) as soon as practicable after the annual meeting of stockholders on such date and at such time and place as the Board determines.

Section 9. Regular Meetings. Regular meetings of the Board shall be held on such dates and at such places and times as the Board determines. Notice of regular meetings need not be given, except as otherwise required by law.

Section 10. Special Meetings. Special meetings of the Board may be called by the Chairman of the Board and shall be called by the Chairman of the Board or the Secretary upon the written request of not less than a majority of directors. The request shall state the date, time, place and purpose or purposes of the proposed meeting.

Section 11. Notice of Meetings. Notice of each special meeting of the Board (and of each annual meeting held pursuant to subdivision (b) of Section 8 of this Article III) shall be given, not later than 24 hours before the meeting is scheduled to commence, by the Chairman of the Board or the secretary and shall state the place, date and time of the meeting. Notice of each meeting may be delivered to a director by hand or given to a director orally (whether by telephone or in person) or mailed or telecopied to a director at his or her residence or usual place of business, provided, however, that if notice of less than 72 hours is given it may not be mailed. If mailed, the notice shall be deemed to have been given when deposited in the United States mail, postage prepaid, and if telecopied, the notice shall be deemed to have been given when oral confirmation of receipt is given. Notice of any meeting need not be given to any director who shall submit, either before or after the meeting, a signed waiver of notice or who shall attend the meeting, except if such director shall attend for the express purpose of objecting at the beginning thereof to the transaction of any business because the meeting is not lawfully called or convened. Notice of any adjourned meeting, including the place, date and time of the new meeting, shall be

given to all directors not present at the time of the adjournment, as well as to the other directors unless the place, date and time of the new meeting is announced at the adjourned meeting.

Section 12. Quorum. Except as otherwise provided by law or these By-Laws, at all meetings of the Board a majority of the entire Board shall constitute a quorum for the transaction of business, and the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board. A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another place, date and time.

Section 13. Conduct of Meetings. At each meeting of the Board, the secretary of the Board or, in his or her absence, a director chosen by a majority of the directors present shall act as secretary of the meeting. The secretary or, in his or her absence, any person appointed by the secretary of the meeting shall act as secretary of the meeting and keep the minutes thereof. The order of business at all meetings of the Board shall be as determined by the secretary of the meeting.

Section 14. Committees of the Board. The Board, by resolution adopted by a majority of the entire Board, may designate an audit committee, compensation committee, executive committee and other committees, each consisting of one (1) or more directors. Each committee (including the members thereof) shall serve at the pleasure of the Board and shall keep minutes of its meetings and report the same to the Board. The Board may designate one or more directors as alternate members of any committee. Alternate members may replace any absent or disqualified member or members at any meeting of a committee. Except as limited by law, each committee, to the extent provided in the resolution establishing it, shall have and may exercise all the powers and authority of the Board with respect to all matters.

Section 15. Operation of Committees. A majority of all of the members of a committee shall constitute a quorum for the transaction of business, and the vote of a majority of all the members of a committee present at a meeting at which a quorum is present shall be the act of the committee. Each committee shall adopt whatever other rules of procedure it determines for the conduct of its activities.

Section 16. Written Consent to Action in Lieu of a Meeting. Any action required or permitted to be taken at any meeting of the Board or of any committee may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

Section 17. Meetings Held Other Than in Person. Members of the Board or any committee may participate in a meeting of the Board or committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear and speak with each other, and such participation shall constitute presence in person at the meeting.

ARTICLE IV

Officers

Section 1. Executive Officers Etc. The executive officers of the Corporation shall be a Chairman of the Board, a President, a Secretary and a Treasurer. The Board also may elect or appoint one or more Vice Presidents (any of whom may be designated as Executive Vice Presidents, Senior Vice Presidents or otherwise), and any other officers it deems necessary or desirable for the conduct of the business of the Corporation, each of whom shall have such powers and duties as the Board determines.

Section 2. Duties.

(a) *The Chairman of the Board.* The Chairman of the Board shall be a member of the Board. The Chairman of the Board of Directors shall preside at all meetings of the stockholders and the Board.

(b) *The President.* The President shall perform, in the absence or disability of the Chairman of the Board, the duties and exercise the powers of the Chairman of the Board and shall have such other powers and duties as the Board or the Chairman of the Board assigns to him or to her.

(c) *Chief Executive Officer.* The Chief Executive Officer shall be the chief executive officer of the Corporation and shall, subject to the direction of the Board of Directors, have general supervision and control of its business. Unless otherwise provided by resolution of the Board of Directors, in the absence of the Chairman of the Board, the Chief Executive Officer shall preside at all meetings of the stockholders and, if a director, meetings of the Board of Directors. The Chief Executive Officer shall have general supervision and direction of all of the officers, employees and agents of the Corporation. The Chief Executive Officer shall also have the power and authority to determine the duties of all officers, employees and agents of the Corporation, shall determine the compensation of any officers whose compensation is not established by the Board of Directors and shall have the power and authority to sign all stock certificates, contracts and other instruments of the Corporation which are authorized.

(d) *The Vice President.* The Vice President or, if there shall be more than one, the Vice Presidents, if any, in the order of their seniority or in any other order determined by the Board, shall perform, in the absence or disability of the President, the duties and exercise the powers of the President and shall have such other powers and duties as the Board or the President assigns to him or to her or to them.

(e) *The Secretary.* Except as otherwise provided in these By-Laws or as directed by the Board, the Secretary shall attend all meetings of the stockholders and the Board; shall record the minutes of all proceedings in books to be kept for that purpose; shall give notice of all meetings of the stockholders and special meetings of the Board; and shall keep in safe custody the seal of the Corporation and, when authorized by the Board, shall affix the same to

any corporate instrument. The Secretary shall have such other powers and duties as the Board or the Chairman of the Board assigns to him or her.

(f) *The Treasurer.* Subject to the control of the Board, the Treasurer shall have the care and custody of the corporate funds and the books relating thereto; shall perform all other duties incident to the office of treasurer; and shall have such other powers and duties as the Board or Chairman of the Board assigns to him or her.

Section 3. Election; Removal. Subject to his or her earlier death, resignation or removal, as hereinafter provided, each officer shall hold his or her office until his or her successor shall have been duly elected and shall have qualified. Any officer may be removed at any time with or without cause by the Board.

Section 4. Resignations. Any officer may resign at any time by giving written notice of his resignation to the Corporation. A resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt, and, unless otherwise specified therein, the acceptance of a resignation shall not be necessary to make it effective.

Section 5. Vacancies. If an office becomes vacant for any reason, the Board or the stockholders may fill the vacancy, and each officer so elected shall serve for the remainder of his or her predecessor's term and until his successor shall have been elected or appointed and shall have qualified.

ARTICLE V

Provisions Relating to Stock Certificates and Stockholders

Section 1. Certificates. Certificates for the Corporation's capital stock shall be in such form as required by law and as approved by the Board. Each certificate shall be signed in the name of the Corporation by the Chairman of the Board or President or any Vice President and by the Secretary or Treasurer or any Assistant Secretary or any Assistant Treasurer and shall bear the seal of the Corporation or a facsimile thereof. If any certificate is countersigned by a transfer agent or registered by a registrar, other than the Corporation or its employees, the signature of any officer of the Corporation may be a facsimile signature. In case any officer, transfer agent or registrar who shall have signed or whose facsimile signature as placed on any certificate shall have ceased to be such officer, transfer agent or registrar before the certificate shall be issued, it may nevertheless be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of the issue.

Section 2. Lost Certificates, etc. The Corporation may issue a new certificate for shares in place of any certificate theretofore issued by it, alleged to have been lost, mutilated, stolen or destroyed, and the Board may require the owner of the lost, mutilated, stolen or destroyed certificate, or his or her legal representatives, to make an affidavit of that fact and to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be

made against the Corporation on account of the alleged loss, mutilation, theft or destruction of the certificate or the issuance of a new Certificate.

Section 3. Transfers of Shares. Transfers of shares shall be registered on the books of the Corporation maintained for that purpose after due presentation of the stock certificates therefor appropriately endorsed or accompanied by proper evidence of succession, assignment or authority to transfer.

Section 4. Record Date. For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or for the purpose of determining stockholders entitled to receive payment of any dividend or other distribution or the allotment of any rights, or for the purpose of any other action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of any such meeting and shall not be more than sixty (60) days prior to any other action.

ARTICLE VI

Indemnification

Section 1. Indemnification. The Corporation shall, to the fullest extent permitted by the General Corporation Law (including, without limitation, Section 145 thereof) or other provisions of the laws of Delaware relating to indemnification of directors, officers, employees and agents, as the same may be amended and supplemented from time to time, indemnify any and all such persons whom it shall have power to indemnify under the General Corporation Law or such other provisions of law.

Section 2. Statutory Indemnification. Without limiting the generality of Section 1 of this Article VI, to the fullest extent permitted, and subject to the conditions imposed, by law, and pursuant to Section 145 of the General Corporation Law unless otherwise determined by the Board of Directors: (i) the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against reasonable expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; and (ii) the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as

director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against reasonable expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, except as otherwise provided by law.

Section 3. Indemnification by Resolution of Stockholders or Directors of Agreement. To the fullest extent permitted by law, indemnification may be granted, and expenses may be advanced, to the persons described in Section 145 of the General Corporation Law or other provisions of the laws of Delaware relating to indemnification and advancement of expenses, as from time to time may be in effect, by (i) a resolution of stockholders, (ii) a resolution of the Board, or (iii) an agreement providing for such indemnification and advancement of expenses; provided that no indemnification may be made to or on behalf of any person if a judgment or other final adjudication adverse to the person establishes that such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled.

Section 4. General. It is the intent of this Article VI to require the Corporation to indemnify the persons referred to herein for judgments, fines, penalties, amounts paid in settlement and expenses (including attorneys' fees), and to advance expenses to such persons, in each and every circumstance in which such indemnification and such advancement of expenses could lawfully be permitted by express provision of By-Laws, and the indemnification and expense advancement provided by this Article VI shall not be limited by the absence of an express recital of such circumstances. The indemnification and advancement of expenses provided by, or granted pursuant to, these By-Laws shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled, whether as a matter of law, under any provision of the Certificate of Incorporation of the Corporation or these By-Laws, by agreement, by vote of stockholders or disinterested directors of the Corporation or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

Section 5. Indemnification Benefits. Indemnification pursuant to these By-Laws shall inure to the benefit of the heirs executors, administrators and personal representatives of those entitled to indemnification.

ARTICLE VII

General Provisions

Section 1. Dividends Etc. To the extent permitted by law, the Board shall have full power and discretion, subject to the provisions of the Certificate of Incorporation of the Corporation and the terms of any other corporate document or instrument binding upon the Corporation, to determine what, if any, dividends or distributions shall be declared and paid or made.

Section 2. Seal. The Corporation's seal shall be in such form as is required by law and as shall be approved by the Board.

Section 3. Fiscal Year. The fiscal year of the Corporation shall be determined by the Board.

Section 4. Voting Shares in Other Corporations. Unless otherwise directed by the Board, shares in other corporations which are held by the Corporation shall be represented and voted only by the Chairman of the Board or by a proxy or proxies appointed by him or her.

ARTICLE VIII

Amendment

By-Laws may be made, altered or repealed by the Board, subject to the right of stockholders to alter or repeal any By-Laws made by the Board.

EXHIBIT 4.1

SUBSCRIPTION AGREEMENT

REGULATION A SUBSCRIPTION FORM

Rootlevel Holdings, Inc.
Subscription Agreement

A purchaser of Shares must complete, date, execute, submit online or deliver to the Company the following documents, as applicable:

1. An original signed copy or online submission of this Subscription Agreement; and
2. A check, wire transfer, or other acceptable common form of payment payable to "Rootlevel Holdings, Inc." in the amount of $0.20 per Share for each Share purchased as called for in the Subscription Agreement.

Rootlevel Holdings, Inc.
Subscription Agreement

Rootlevel Holdings, Inc.
432 Ardwell Street
Town of Mount-Royal
Quebec, Canada H3P 1T9
(514) 992–2898

To whom it may Concern:

You have informed the undersigned ("Purchaser") that Rootlevel Holdings, Inc., a Delaware Corporation ("the Company"), together with certain Selling Shareholders being registered in this Regulation A offering, wishes to raise Five Million Dollars ($5,000,000) from various persons by selling up to 25,000,000 Shares of the Company's Common Stock, at a price of $0.20 per Share.

I have had the opportunity to read or download the Offering Circular and it is acknowledged that a copy will be included with my stock purchase. I further understand that my rights and responsibilities as a Purchaser will be governed by the terms and conditions of this Subscription Agreement. I understand that you will rely on the following information to confirm that I desire to be an Investor, as defined in Regulation "A" promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and subject to Company approval.

This Subscription Agreement is one of a number of such subscriptions for Shares. By signing this Subscription Agreement, I offer and agree to purchase and subscribe from the Company the number of Shares set forth below on the terms specified herein. The Company reserves the right, in its complete discretion, to reject any subscription offer or to reduce the number of shares allotted. If this offer is accepted, the Company will

execute a copy of this Subscription Agreement and return it to me. I understand that commencing on the date of this Offering all funds received by the Company in full payment of subscriptions for Shares will be deposited directly into the Rootlevel Holdings, Inc. corporate account. All proceeds from the sale of Shares will be delivered directly to the Company, or to the Selling Shareholders, respectively, in accordance with the terms of the Offering Circular.

2. Representations and Warranties.

I represent and warrant to the Company that:

I have adequate means of providing for my current needs and possible contingencies and I have no need for liquidity of my investment in the Shares; the purchase of Shares is consistent, in both nature and amount, with my overall investment program and financial condition.

The address set forth below is my true and correct residence, and I have no intention at this time of becoming a resident of any other state or jurisdiction.

____
Purchaser Initials

(a) I understand the risks implicit in the business of the Company. Among other things, I understand that there can be no assurance that the Company will be successful in obtaining the funds necessary for its immediate success. If only a fraction of the maximum amount of the Offering is raised, the Company may have to expand more slowly than anticipated, and proceeds from this one Offering may not be sufficient for the Company's total long-term needs.

(b) Other than as set forth in this Subscription Form/Agreement and the Offering Circular, no person or entity has made any representation or warranty whatsoever with respect to any matter or thing concerning the Company and this offering, and I am purchasing the Shares solely upon my own investigation and evaluation.

(c) The Shares for which I subscribe are being acquired solely for my own account, business, etc., as an investment. In order to induce the Company to sell shares to me, the Company will have no obligation to recognize the ownership, beneficial or otherwise, of the Shares by anyone but me.

(d) I am aware of the following:

i. The Shares are a speculative investment which involves at least the same degree of risk facing any startup company; and
ii. The financial statements of the Company have merely been compiled, and have not been review or audited.

(e) No Federal or State agency has made any finding or determination as to the fairness of the Shares for public investment nor any recommendation or endorsement of the Shares.

(f) Except as set forth in the subscription, none of the following information has ever been represented, guaranteed, or warranted to me expressly or by implication, by any broker, the Company, or agents or employees of the foregoing, or by any other person:

i. The appropriate or exact length of time that I will be required to hold the Shares;
ii. The profit to be realized, if any, as a result of an investment in the Shares.

(g) I hereby agree to indemnify and hold harmless the Company, its Officers, Directors, and Representatives from and against any and all liability, damage, cost or expense, including reasonable attorney fees, incurred on account of or arising out of:

i. Any inaccuracy in the declarations, representations, and warranties set forth above;
ii. The disposition of any of the Shares by me which is contrary to the foregoing declarations, representations, and warranties; and
iii. Any action, suit or proceeding based upon (1) the claim that said declarations, representations, or warranties were inaccurate or misleading or otherwise cause for obtaining damages or redress from the Company; or (2) the disposition of any of the shares.

(h) By entering into this Subscription Agreement, I acknowledge that the Company is relying on the truth and accuracy of my representations.

The foregoing representation and warranties are true and accurate as of the date hereof, shall be true and accurate as of the date of the delivery of the funds to the Company and shall survive such delivery. If, in any respect, such representations and warranties are not true and accurate prior to delivery of the funds, I will give written notice of the fact to the Company, specifying which representations and warranties are not true and accurate and the reasons therefore. The Company will decide the appropriate action to take after responding, including a full refund of stock purchased.

____
Purchaser's Initials

3. Transferability. I understand that I may sell or otherwise transfer my shares under the Regulation "A" provisions of the Securities Act.

4. Indemnification. I understand that the meaning and legal consequences of the representations and warranties contained hereof, and I will indemnify and hold harmless the Company, its Officers, Directors, and Representatives involved in the offer or sale of the shares to me, as well as each of the managers and representatives, employees and agents and other controlling persons of each of them, from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of mine contained in this Subscription Agreement.

5. Revocation. I will not cancel, terminate or revoke this Subscription Agreement or any agreement made by me hereunder and this Subscription Agreement shall survive my death or disability.

6. Termination of Agreement. If this subscription is rejected by the Company, then this Subscription Agreement shall be null and void and of no further force and effect, no party shall have any rights against any other party hereunder, and the Company shall promptly return to me the funds delivered with this Subscription Agreement.

7. Miscellaneous.

   (a) This Subscription Agreement shall be governed by and construed in accordance with the substantive law of the state of Delaware and the Regulation "A" provisions of the Security and Exchange Act.
   (b) This Subscription Agreement and offering circular constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only in writing and executed by all parties.

8. Ownership Information. Please print (below) the total number of shares to be purchased, and the exact name(s) in which the shares will be registered.

Total Shares: ___________

Name(s): ________________________________

______ Single Person
______ Husband and Wife, as community property
______ Joint Tenants (with right of survivorship)
______ Tenants in Preferred
______ A married person as separate property
______ Corporation or other organization
______ A Partnership
______ Trust
______ IRA

____
Purchaser's Initials

______ Tax-Qualified Retirement Plan
(i) Trustee(s)/Custodian ________________________________
(ii) Trust Date ________________________________
(iii) Name of Trust ________________________________
(iv) For the Benefit of: ________________________________

______ Other: ________________________________
(please explain)

Social Security or Tax I.D.#: ________________________________

Residence Address:

____
(Street Address)

____
(City) (State) (Zip)

Mailing Address: (Complete only if different from Residence)

____
(Street Address) (If P.O. Box, include address for surface delivery if different than residence)

____
(City) (State) (Zip)

Phone Numbers

Home: ____________________

Business: ____________________

Fax: ____________________

9. Date and Signatures. Dated ________________, 200__.

Purchasers' Signatures
Purchaser Name (Print)

__________________________ __________________________

__________________________ __________________________

__________________________ __________________________
Date Date

(Each co-owner or joint owner must sign – Names must be signed exactly as listed under "Purchaser Name")

ACCEPTED:

Rootlevel Holdings, Inc.

By: ______________________ **Dated:** ____________________, **200__**
Paul T. Kefalas
President

EXHIBIT 5.1

LEGAL OPINION

THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*
Philip Magri, Esq.+
Joseph M. Patricola, Esq.*+
Daniel Kobrinski, Esq., LLM+#

* Licensed in NJ
+ Licensed in NY
# Licensed in DC

The Galleria
2 Bridge Avenue
Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
Virginia@SourlisLaw.com

VIA PERSONAL DELIVERY

February 25, 2008

Board of Directors
Rootlevel Holdings, Inc.
432 Ardwell Street
Town of Mount-Royal
Quebec, Canada H3P 1T9

Re: Offering of up to 25,000,000 shares of Common Stock, par value $0.0001, by Rootlevel Holdings, Inc., a Delaware corporation.

Ladies and Gentlemen,

We have acted as counsel to Rootlevel Holdings, Inc., a Delaware corporation (the "Issuer"), solely for the purpose of issuing this opinion letter (this "Opinion") in connection with the filing with the Securities and Exchange Commission (the "Commission") of a registration statement on Form 1-A (the "Registration Statement") regarding the proposed offering (the "Offering") of up to 25,000,000 shares of the common stock of the corporation, par value $0.0001. We are providing this Opinion at your request.

In order to render this Opinion, we have examined and are relying upon copies of the following documents (collectively, the "Documents"):

As a basis for the opinions expressed herein, we have examined such representations, statements and certificates of directors and officers of the Issuer, as well as such other documents, as we have deemed relevant or proper, all of which statements, certificates and documents are identified below:

a. The Certificate of Incorporation of the Issuer, as filed with the Office of the Secretary of State of Delaware on May 21, 2007;

b. The Certificate of Incorporation of the Issuer's wholly-owned subsidiary, Rootlevel, Inc., as filed with the Regulatory Agency of the Province of Quebec under the Canada Business Corporations Act, on October 27, 2005.

c. The bylaws of the Issuer;

d. The bylaws of the Issuer's wholly-owned subsidiary, Rootlevel, Inc.

e. The organizational action of the incorporator of the Issuer;

f. Corporate resolutions of the Issuer dated as of various times throughout the Issuer's existence;

g. Subscriptions to the capital stock of the Issuer and the corresponding documentation with regards to each offering;

h. Stock ledgers and investor lists of the Issuer dated as of various times throughout the Issuer's existence;

i. Financial statements of the Issuer dated as of various times throughout the Issuer's existence, none of which were audited by an independent accounting firm;

j. The organizational action of the shareholders of the Issuer;

k. The organizational action of the directors of the Issuer;

l. The certificate of existence with respect to the Issuer, as issued by the Secretary of State of Delaware;

m. The certificate of an officer of the Issuer dated concurrently herewith.

For the purpose of rendering this Opinion, we have examined such questions of law as we have deemed appropriate. As to questions of fact, we have relied without independent investigation (unless expressly indicated herein) on, and we have assumed the accuracy and validity of, the corporate records of the Issuer and certificates of certain public officials. We have assumed the authenticity of all the Documents submitted to us as originals, the genuineness of all signatures in the Documents, the legal capacity of all natural persons executing the Documents and the conformity to the originals of all documents submitted to us as photocopies, telecopies or conformed copies. However, except for the Documents listed above, we have not (unless expressly indicated herein) reviewed any other document or conducted any other examination of any public record and the opinions rendered herein are limited accordingly.

Based upon the foregoing and subject to the assumptions, qualifications, exceptions and other limitations set forth herein, we are of the opinion that:

1. The Issuer is a duly organized and validly existing corporation in good standing under the laws of the State of Delaware and has all requisite power and authority to issue, sell and deliver the shares of Common Stock, and to carry on its business and own its property

2. The authorized shares of the Issuer consist of 100,000,000 shares of common stock, of which 22,173,630 are outstanding and 5,000,000 shares of Series A Preferred Stock, of which 100 shares are outstanding; and

3. The shares of common stock in the Offering have been duly authorized and, upon receipt of the consideration per share stipulated in the Registration Statement, will be validly issued, fully paid and nonassessable.

Without limitation on and in addition to any other assumption, qualification, exception or limitation expressed elsewhere in this Opinion, the foregoing opinions are subject in their entirety to, and expressly limited by, the following assumptions, qualifications, exceptions and limitations.

a. The members of our firm are collectively licensed to practice law in the States of New Jersey, New York, and the District of Columbia, and accordingly, express no opinion with respect to the law, or the effect of the law, of any jurisdiction other than the States of New Jersey or New York, the District of Columbia, or the United States of America.

b. The Documents specified herein may not constitute all of the documents relevant to the Offering. We have not reviewed any other document except the Documents specified herein and the opinions expressed herein are based solely upon the Documents specified herein. Moreover the opinions expressed herein are not based upon and do not relate to any other document, agreement or instrument that may be referenced in, incorporated into or related to any of the Documents.

c. This Opinion is delivered as of the date hereof and is based upon the current state of the law existing and effective as of the date of this Opinion. We undertake no obligation or responsibility to update or supplement this Opinion in the event of, or in response to, any subsequent change in the law, or upon the occurrence after the date of this Opinion of any event or circumstance, which may affect the opinions expressed herein.

d. Other than as expressly set forth herein, we express no opinion regarding information set forth in the Offering Statement or in any appendix, schedule or exhibit thereto. We express no opinion whatsoever with respect to the legality of the proposed Offering under the securities laws of the Federal Government or of any State, including no opinion related to whether the common shares, when issued, will have been properly qualified or will be

exempt from registration. Furthermore, we express no opinion regarding the Offering, including the proposed manner of advertising or selling the common shares. In this regard, we have not advised the Issuer in any way regarding the qualification of, or the applicability of any exemption from registration available to, the common shares or regarding the proposed advertising and sale of the common shares.

e. This Opinion is limited to the legal matters expressly addressed herein and we express no opinion, and no opinion is to be inferred or implied, on any other matter not specifically addressed in this Opinion.

f. The Issuer is hereby authorized to file and distribute copies of this Opinion along with copies of the Offering Statement or of the offering circular contained therein.

g. Our law firm hereby grants consent to the Issuer to file this legality opinion as an Exhibit to this offering statement. Our law firm also grants the issuer consent to use and reference our law firm name as appropriate within the contents of the offering statement.

We hereby consent to the filing of this Opinion with the Commission as well as with all state regulatory bodies and jurisdictions in which qualification or coordination is sought for the issuance of the Common Shares.

Sincerely,

The Sourlis Law Firm

Virginia K. Sourlis, Esq.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A
(Amendment No. 2)

Deleted: 1

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Rootlevel Holdings, Inc.
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

432 Ardwell Street
Town of Mount-Royal, Quebec,
Canada H3P 1T9
(514) 992-2898

(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Harvard Business Services, Inc.
c/o Rootlevel Holdings, Inc.
25 Greystone Manor
Lewes, Delaware 19958
County of Sussex
(800) 345-2677

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With copies to:

Virginia K. Sourlis, Esq.
The Sourlis Law Firm
The Galleria
2 Bridge Avenue
Red Bank, NJ 07701
(732) 530-9007

7389	45-0562936
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to be come qualified by operation of the terms of Regulation A.

PART I— NOTIFICATION

The information requested shall be provided in the order which follows specifically each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses shall be included.

The issuer, Rootlevel Holdings, Inc. is a holding company organized under the laws of the State of Delaware, and currently conducts all of its business activities through its wholly-owned subsidiary, Rootlevel Inc., a Canadian corporation. Rootlevel Holdings, Inc. is a non-operating entity whose sole assets consist of its equity holdings in Rootlevel Inc. and has no other affiliations or subsidiaries other than Rootlevel Inc. All information pertaining in this Registration Statement to the business and operations of the issuer pertains to Rootlevel Inc. Unless otherwise noted, terms such as the "Company," "we," "us," "our" collectively refer to Rootlevel Holdings, Inc. and its wholly-owned subsidiary, Rootlevel Inc.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Name:	Paul T. Kefalas, Chairman
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Residential Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Name:	Patrick Lemire
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Residential Address:	880 Blvd Laval, Apt. 243, Laval, Quebec, Canada H7S 2K2

Name	Chris Psinas
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Residential Address:	2710 Cazeneuve, Montreal, Quebec, Canada H4R 1T9

Name:	Steve Antonakakis
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Residential Address:	4960 Boul. Notre-Dame, Laval, Quebec, Canada H7W 1V5

(b) the issuer's officers;

Name/Title:	Paul T. Kefalas, President & Chief Executive Officer
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Residential Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9

Name/Title:	Patrick Lemire, Treasurer & Chief Financial Officer
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9

Residential Address:	880 Blvd Laval, Apt. 243, Laval, Quebec, Canada H7S 2K2

Name/Title:	Chris Psinas, Secretary, Chief Operating Officer
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Residential Address:	2710 Cazeneuve, Montreal, Quebec, Canada H4R 1T9

Name/Title:	Steve Antonakakis, Vice President, Chief Technology Officer
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Residential Address:	4960 Boul. Notre-Dame, Laval, Quebec, Canada H7W 1V5

(c) ***the issuer's general partners***; N/A

(d) ***record owners of 5% or more of any class of the issuer's equity securities;***

Name:	Paul T. Kefalas
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Residential Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Percentage Ownership/Class of Securities:	36.079% Common Stock

Name:	Patrick Lemire
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Residential Address:	880 Blvd Laval, Apt. 243, Laval, Quebec, Canada H7S 2K2
Percentage Ownership/Class of Securities:	18.039% Common Stock

Name	Chris Psinas
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Residential Address:	2710 Cazeneuve, Montreal, Quebec, Canada H4R 1T9
Percentage Ownership/Class of Securities:	18.039% Common Stock

Name:	Steve Antonakakis
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Residential Address:	4960 Boul. Notre-Dame, Laval, Quebec, Canada H7W 1V5
Percentage Ownership/Class of Securities:	18.039% Common Stock

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Name:	Paul T. Kefalas
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Residential Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Percentage Ownership/Class of Securities:	36.079% Common Stock

Name:	Patrick Lemire
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Residential Address:	880 Blvd Laval, apt. 243, Laval, Quebec, Canada H7S 2K2
Percentage Ownership/Class of Securities:	18.039% Common Stock

Name	Chris Psinas
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Residential Address:	2710 Cazeneuve, Montreal, Quebec, Canada H4R 1T9
Percentage Ownership/Class of Securities:	18.039% Common Stock

Name:	Steve Antonakakis
Business Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Residential Address:	4960 Boul. Notre-Dame, Laval, Quebec, Canada H7W 1V5
Percentage Ownership/Class of Securities:	18.039% Common Stock

(f) *promoters of the issuer;* N/A

(g) *affiliates of the issuer;* Rootlevel Inc. (Canada)

The issuer, Rootlevel Holdings, Inc. is a holding company organized under the laws of the State of Delaware, and currently conducts all of its business activities through its wholly-owned subsidiary, Rootlevel Inc., a Canadian corporation. Rootlevel Holdings, Inc. is a non-operating entity whose sole assets consist of its equity holdings in Rootlevel Inc. and has no other affiliations or subsidiaries other than Rootlevel Inc. All information pertaining in this registration statement to the business and operations of the issuer pertains to Rootlevel Inc.

(h) counsel to the issuer with respect to the proposed offering;

Name:	The Sourlis Law Firm; Virginia K. Sourlis, Esq.
Business Address:	The Galleria, 2 Bridge Avenue, Red Bank, NJ 07701; (732) 530-9007

(i) each underwriter with respect to the proposed offering; N/A

(j) the underwriter's directors; N/A

(k) the underwriter's officers; N/A

(l) the underwriter's general partners; N/A

(m) counsel to the underwriter; N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in <u>Rule 262.</u>

No person identified in Item 1 above is subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

The proposed offering does not involve the resale of any securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None. The Company is not engaging any underwriters, dealers or salespersons.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities are to be offered to investors residing in Montreal, Laval, Contrecoeur, Longueuil and the Province of Quebec, Canada and in Nassau, Bahamas.

The Company will not be qualifying these shares for sale with the governing agencies in the respective jurisdictions mentioned above. All sales being made to non-U.S. investors residing outside of the United States shall be conducted pursuant to Regulation S, promulgated under the Securities Act of 1933, as amended.

The Company will consult with Canadian counsel to ensure compliance with the applicable foreign governing regulations in each jurisdiction.

The securities being qualified in this offering will not be sold to any citizens of the United States.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

Rootlevel Holdings, Inc.

(2) the title and amount of securities issued;

An aggregate amount of 1,956,134 shares of common stock were sold only to Canadian citizens and Citizens of the Bahamas, pursuant to Regulation S promulgated under the Securities Act of 1933, as amended.

An aggregate amount of 217,496 shares of common stock were issued only to Canadian citizens for services rendered to the Company, pursuant to Regulation S, promulgated under the Securities Act of 1933, as amended.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

The aggregate offering price of the first offering was US $0.10 per share.

The aggregate offering price of the second offering was US $0.19 per share.

The Company arbitrarily determined the price of the shares in both the first and second Regulation S offering, and such valuation was not meant to be construed as an indication of the actual value of the Company. Therefore, those respective offering prices bore no relationship the Company's book value, assets or earnings, or to any other recognized measure of value and it should not be regarded as an indicator of any future market price of the securities.

(4) the names and identities of the persons to whom the securities were issued;

Offering:	Investor:	# Shares	Citizenship
1st Offering	Jean Depelteau	600,000	Canadian
2nd Offering	Renald Savoie	131,580	Canadian
2nd Offering	Claude Peladeau	78,947	Canadian
2nd Offering	Domenica Di Tuei Bernucci	26,000	Canadian
2nd Offering	Domenico Petrella	52,631	Canadian
2nd Offering	Michel Aubertin	131,580	Canadian
2nd Offering	Hubert Laberge	78,947	Canadian
2nd Offering	Gestion Bruno Veilleux Inc.	131,580	Canadian
2nd Offering	Cacao Folie Inc.	131,580	Canadian
2nd Offering	Guylaine Touchette	78,947	Canadian
2nd Offering	Paul Desjarlais	210,526	Canadian
2nd Offering	Diana Damiano	105,263	Canadian
2nd Offering	Stephane Beaulieu	53,000	Canadian
2nd Offering	Cyberfreight Systems Inc.	105,263	Canadian
2nd Offering	Joseph Courdi	26,315	Canadian
2nd Offering	Nick Bastravalas	800	Canadian
2nd Offering	Theodore Kefalas	1,000	Canadian
2nd Offering	Andrew Kefalas	1,000	Canadian
2nd Offering	Jean Depelteau	300	Canadian
2nd Offering	Carl Depelteau	315	Canadian
2nd Offering	Louis Depelteau	350	Canadian
2nd Offering	Bonin Manon	375	Canadian
2nd Offering	Gail Rose Kefalas	500	Canadian
2nd Offering	Christina Germakopoulos	500	Nassau, Bahamas
2nd Offering	George Veikos	264	Canadian
2nd Offering	George Giannopoulos	264	Canadian
2nd Offering	Louise Devost	528	Canadian
2nd Offering	Andre Baby	528	Canadian
2nd Offering	Andree-Anne Perron	264	Canadian
2nd Offering	Basilios Kourelis	264	Canadian
2nd Offering	Aspasia Psinas	264	Canadian
2nd Offering	Panagiota Kourelis	264	Canadian
2nd Offering	Bruno Plamondon	800	Canadian
2nd Offering	Marcel Lemire	350	Canadian
2nd Offering	Genevieve Meunier	400	Canadian
2nd Offering	Eric Lemire	500	Canadian
2nd Offering	Carla Dossantos	264	Canadian
2nd Offering	Frank Izzi	264	Canadian
2nd Offering	Anna Psinas	264	Canadian
2nd Offering	Costa Samaras	264	Canadian
2nd Offering	George Kokolis	300	Canadian
2nd Offering	Demitra Kokolis	300	Canadian
2nd Offering	Christos Namos	800	Canadian
2nd Offering	Irene Ionas	300	Canadian
2nd Offering	Kashaif Khan	300	Canadian
2nd Offering	Ammad Baig	300	Canadian
2nd Offering	Agapitos Hadjinikitas	789	Canadian

	Subtotal	**1,956,134**	
For Services Rendered	Andre Baby	35,829	Canadian
For Services Rendered	Hynek Zikovsky	38,825	Canadian
For Services Rendered	Nick Alexiou	4,000	Canadian
For Services Rendered	Andre Pelletier	13,842	Canadian
For Services Rendered	Pierre Binette	62,500	Canadian
For Services Rendered	Jean Langevin	62,500	
	Subtotal	**217,496**	
	Total Common Stock:	**2,173,630**	

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

N/A

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The shares of common stock were issued upon the reliance from the registration requirements of the Securities Act of 1933, as amended, pursuant to the exemption afforded the issuer under Regulation S promulgated thereunder due to the fact that the securities were issued only to non-U.S. residents.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

N/A

(2) To stabilize the market for any of the securities to be offered;

N/A

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation;

N/A

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

N/A

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

N/A

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by Rule 254 was used prior to the filing of this Form 1-A.

PART II — OFFERING CIRCULAR

****

COVER PAGE

ROOTLEVEL HOLDINGS, INC.

(Exact name of Company as set forth in Charter)

Type of securities offered: Common Shares

Minimum/Maximum number of securities offered: Up to 25,000,000 Common Shares

Number of Shares being Qualified by Selling Security Holders: 2,048,630

Number of Shares being Qualified for Sale by the Issuer: 22,951,370

Price per security: $0.20

Total proceeds to Issuer: Up to $4,590,274

Total proceeds to selling shareholders: Up to $409,726

The Company will not be receiving any proceeds from the sale of Selling Security Holder Shares

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to public? N/A

Is there other compensation to selling agent(s)? N/A [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? N/A [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals?

[ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:	
[ ]	Has never conducted operations.
[X]	Is in the development stage.
[ ]	Is currently conducting operations.
[ ]	Has shown a profit in the last fiscal year.
[ ]	Other (Specify): Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*
N/A		

TABLE OF CONTENTS

This offering circular contains all of the representations by the company concerning this offering, and no person shall make different or broader statements than those contained herein. Investors are cautioned not to rely upon any information not expressly set forth in this offering circular.

This offering circular, together with financial statements and other attachments, consists of a total of 92 pages.

THE COMPANY

1. **Exact corporate name:** Rootlevel Holdings, Inc.

   State and date of incorporation: Delaware

   Street address of principal office:

   432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9

   Company telephone number: (514) 992 – 2898

   Fiscal year: October 31st
   (month) (day)

   Person(s) to contact at Company with respect to offering:

   Chris Psinas

   Telephone number (if different than above): (514) 992–2898

RISK FACTORS

2. ***List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).***

*An investment in our shares involves a high degree of risk. Before making an investment decision, you should carefully consider all of the risks described in this Form 1-A. If any of the risks discussed in this section actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the price of our shares could decline significantly and **you may lose all or a part of your investment**. The risk factors described below are not the only ones that may affect us.*

The issuer, Rootlevel Holdings, Inc. is a holding company organized under the laws of the State of Delaware, and currently conducts all of its business activities through its wholly-owned subsidiary, Rootlevel Inc., a Canadian corporation. Rootlevel Holdings, Inc. is a non-operating entity whose sole assets consist of its equity holdings in Rootlevel Inc. and has no other affiliations or subsidiaries other than Rootlevel Inc. All information pertaining in this offering circular to the risks, business and operations of the issuer pertains to Rootlevel Inc. Unless

otherwise noted, terms such as the "Company," "we," "us," "our" collectively refer to Rootlevel Holdings, Inc. and its wholly-owned subsidiary, Rootlevel Inc.

The Company's business is subject to numerous risk factors including, but not limited to, the following:

Risks related to our business:

We anticipate future losses and negative cash flow, which may limit or delay our ability to become profitable.

We have incurred losses since our inception and expect to experience operating losses and negative cash flow for the foreseeable future. We anticipate our losses will continue to increase from current levels because we expect to incur additional costs and expenses related to:

- brand development, marketing and other promotional activities;
- the continued development of our Web site;
- the expansion of our product offerings and Web site content; and
- development of relationships with strategic business partners.

Our ability to become profitable depends on our ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels. If we do achieve profitability, we cannot be certain that we would be able to sustain or increase profitability on a quarterly or annual basis in the future.

Our operating results are volatile and difficult to predict.

The following are material factors that may harm our business or cause our operating results to fluctuate:

- our inability to obtain new customers at reasonable cost, retain existing customers or encourage repeat customers;
- seasonality;
- our inability to adequately maintain, upgrade and develop our Web site;
- the ability of our competitors to offer new or enhanced Web sites, services or products;
- our inability to obtain information data lines from our suppliers;
- increases in the cost of online or offline advertising.

Any change in one or more of these factors could reduce our gross margins in future periods. Due to our limited operating history, it is difficult to predict the seasonal pattern of our sales and the impact of seasonality on our business and financial results. In the future, our seasonal sales patterns may become more pronounced, and may cause a shortfall in net sales as compared to expenses in a given period.

If we are unable to build awareness of our website, we may not be able to compete effectively against competitors with greater name recognition and our sales could be adversely affected.

If we are unable to economically achieve or maintain a leading position in online OTC stock information or to promote and maintain our websites, our business, results of operations and financial condition could suffer. Development and awareness of our websites will depend largely on our success in increasing our customer base. If our consumers do not perceive us as offering a desirable way to obtain OTC stock analysis, we may be unsuccessful in promoting and maintaining our websites. Furthermore, in order to attract and retain customers and to promote and maintain our website in response to competitive pressures, we plan to increase our marketing and advertising budgets and otherwise to increase substantially our financial commitment to creating and maintaining loyalty among vendors and consumers.

If we enter new business categories that do not achieve market acceptance, our brand and reputation could be damaged and we could fail to attract new customers.

If we launch or acquire a new department or product category that is not favorably received by consumers, our brand or reputation could be damaged. This damage could impair our ability to attract new customers, which could cause our net sales to fall below expectations. An expansion of our business will require significant additional expenses, and strain our management, financial and operational resources. This type of expansion would also subject us to increased risk. We may choose to expand our operations by developing other new departments or product categories, promoting new or complementary products, expanding the breadth and depth of products and services offered or expanding our market presence through relationships with third parties. In addition, we may pursue the acquisition of other new or complementary businesses, products or technologies.

Our operating results depend on our internally developed web site. If the site does not perform satisfactory, we could lose customers and net sales could be reduced.

The satisfactory performance, reliability and availability of our Web site is critical to our operating results, as well as to our ability to attract and retain customers and maintain adequate customer service levels. Any system interruptions that result in the unavailability of our Web site or reduced performance of our data suppliers' transmission systems would reduce the volume of sales and the attractiveness of our service offerings. This would seriously harm our business, operating results and financial condition.

Our business has limited operating history.

We have had a limited operating history upon which an evaluation of our current business plan and prospects can be based. The Company began operations on October 27, 2005. Much of the first year and a half was spent solely on the development of its sites. These activities produced no revenues but both sites were essential to the business plan in making Rootlevel Holdings' sites unique. There are a number of risks, expenses and problems frequently encountered by companies in the early stages of development, and particularly by companies entering new and rapidly developing markets like the Internet. Such risks include, without limitation, the possibility that the Internet services offered by the Company fail to achieve broad acceptance, lack of acceptance by consumers of OTC financial information, possible failure to generate sufficient revenues from its Website, failure or inadequacy of network infrastructure (including its server, hardware and software), changes in laws that adversely affect the Internet and e-commerce generally and the Company's business in particular, direct and indirect competition for investor communities and advertisers by entities with greater financial, technical and marketing resources, failure to attract, retain and motivate qualified personnel, failure to properly manage the amount and timing of operating costs and capital expenditures in the development of our business, operations and infrastructure. There can be no assurance that we will be successful in addressing such risks, and any failure to do so could have a material adverse effect on our business, results of operation and financial condition.

Future capital needs/liquidity deficiencies/potential lack of financing.

We may need to raise additional funds for the further development of our business and to implement our business plan. There can be no assurance that any additional financing will be available on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund expansion of our business or to implement our business plan, which would have a material adverse effect on our business, results of operations and financial condition. Additional funds raised through the issuance of equity or convertible debt securities of the Company will reduce the percentage ownership of the our current stockholders. Stockholders may experience additional dilution and securities issued in any future financing may have rights, preferences or privileges senior to those of current shareholders of the Company.

Potential fluctuations in quarterly results.

The Company expects operating results of its business to fluctuate significantly in the future as a result of a variety of factors, many of which are beyond its control. These factors include:

- fluctuating demand for the advertising products;
- Rootlevel Holdings' offers relative to the state of the capital markets;
- consumers' acceptance of its products and e-commerce;
- the level of traffic on the Company's websites;

- the introduction of new or enhanced services by its competitors;
- changing personnel requirements to address changes in technology;
- competition and promotion campaigns by Rootlevel Holdings, Inc. or any of its competitors;
- engineering or development fees required to be paid in connection with adding new website development and publishing tools;
- general economic conditions, and economic conditions specific to the Internet or all or a portion of the technology market.

As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition. Rootlevel Holdings, Inc. expects to experience seasonality in its business, with user traffic on the Rootlevel Holdings websites potentially being lower during the summer and year-end vacation and holiday periods when overall usage of the Internet is lower. Because web-based e-commerce is an emerging market, additional seasonal and other patterns may develop in the future as the market matures. Any seasonality is likely to cause quarterly fluctuations in Rootlevel Holdings' operating results.

Dependence on key personnel.

Competition for senior management, experienced sales and marketing personnel, qualified web engineers and other employees is and is expected to continue to be intense, and there can be no assurance that we will be successful in attracting and retaining such personnel. Success of our business is dependent on the contacts, abilities and performance of its executive officers and other key employees. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the prospects, business development, and results of operations and financial condition of the Company.

Because our officers and directors are indemnified against certain losses, we may be exposed to costs associated with litigation.

If our directors or officers become exposed to liabilities invoking the indemnification provisions, we could be exposed to additional non-reimbursable costs, including legal fees. Our Articles of Incorporation and By-laws provide that our directors and officers will not be liable to us or to any shareholder and will be indemnified and held harmless for any consequences of any act or omission by the directors and officers unless the act or omission constitutes gross negligence or willful misconduct. Extended or protracted litigation could have a material adverse effect on our cash flow.

We face intense competition.

The market for community-based e-commerce on the Internet is new and rapidly evolving and competition for visitors, advertisers, strategic partners and e-providers is intense and is expected to increase significantly in the future. Barriers to entry are relatively insubstantial. There is a significant number of other companies who also are primarily focused on creating a web-based investor community on the Internet. Many of these competitors are significantly larger than ours and more established and known in the Internet industry. The Company will face competition in the future from web directories, search engines, shareware archives, content sites, commercial online service providers ("OSPs"), sites maintained by Internet service providers ("ISPs") and other entities. There can be no assurance that our competitors and potential competitors will not develop investor communities that are equal or superior to those to ours or that achieve greater market acceptance than our community. Accordingly, we will likely face increased competition, resulting in pressure on its potential advertising revenues. Many of the Company's existing and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than the Company. Entities with which the Company might in the future seek to enter into a strategic relationship may have already established collaborative relationships with the Company's competitors or potential competitors, and other high-traffic websites. There can be no assurance that the Company will be able to compete successfully or that competition will not have a material adverse effect on the Company's business, results of operations and financial condition.

We might not be able to enhance our products to remain competitive.

As Internet information services and e-commence are rapidly evolving, we believe that our future success will depend upon our ability to continually enhance existing products, adapt to the changing requirements of our web-users or customers, and to bring new revenue generating products online in order to set our services apart from the competition, the success of which cannot be assured.

We face technological risks.

The performance of our server and network hardware and software infrastructure is critical to our business and our ability to attract web users and advertisers to our website. Any system failure that causes an interruption in service or a decrease in responsiveness or failure of our server and networking systems to handle the volume of traffic of its websites could impair the attractiveness of our website, thereby reducing our marketing and e-commerce revenues. It is expected that as our business develops, we will need to upgrade our hosting server, the availability of which may be limited or the cost of which may be significant. The successful delivery of our services is also dependent, in substantial part, upon our ability to protect our server and network infrastructure against damage from human error, power loss, telecommunications failure, sabotage, intentional acts of vandalism and similar events. The market in which we compete is characterized by rapidly changing technology, increasing competition for financing, evolving industry standards, frequent new products and service announcements and enhancements and changing customer

demands. Our success will depend on our ability to adapt to rapidly changing technologies and industry standards, and its ability to continually improve the speed, performance, features, ease of use and reliability of its server and networking system. Any failure to rapidly adapt in a changing environment would have a material adverse effect on our competitiveness. Introducing new technology into our systems will require significant amounts of capital, substantial amounts of personnel resources and will take time to complete. There can be no assurance that we will be successful at integrating such technology into our websites on a timely basis or without degrading the responsiveness and speed of our websites or that, once integrated, such technology will function as expected.

We face government regulation and legal uncertainties.

We are is not currently subject to direct regulation by any government agency, other than regulations applicable to business generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, a number of legislative and regulatory proposals are under consideration by U.S. and Canadian federal, state, provincial, local and foreign governmental organizations, and it is possible that a number of laws or regulations may be adopted with respect to the Internet on matters including user privacy, user screening and taxation, which could, in turn, decrease the demand for our services, and increase our cost of doing business. The applicability to the Internet of existing laws governing issues such as property ownership, copyright, trademark, trade secrets, obscenity, libel and personal privacy is uncertain and developing. Any new legislation or regulation, or application or interpretation of existing laws, could have a material adverse effect on our business, results of operations and financial condition.

A number of legislative proposals have been made at the U.S. and Canadian federal, state, provincial and local levels that would impose additional taxes on the sale of goods and services over the Internet and certain jurisdictions have taken measures to tax Internet-related activities. It is possible that some type of taxes will be imposed upon Internet commerce in the future, and there can be no assurance that such legislation or other attempts at regulating commerce over the Internet will not substantially impair the growth of commerce on the Internet and, as a result, adversely affect our opportunity to derive financial benefit from such activities. Due to the global nature of the web, it is possible that the governments of various other states in the United States and foreign countries might claim jurisdiction over us or our transmissions. There can be no assurance that violations of local laws will not be alleged or charged by state or foreign governments, that we might not unintentionally violate such laws or that such laws will not be modified or new laws enacted, in the future. We are qualified to do business only in Delaware and in the Canadian Province of Quebec, and failure by the Company to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject it to taxes and penalties and could result in the inability of the Company to enforce contracts in such jurisdictions. Any of the foregoing developments could have a material adverse effect on our business, results of operations and financial condition.

Liability for information retrieved from the web.

Because materials may be downloaded by users of our websites and subsequently distributed to others, there is a possibility that claims may be made against us for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature, content, publication and distribution of such materials. Such claims have been brought, and sometimes successfully pressed, against OSPs in the past. We could be exposed to liability with respect to third party content accessible through its website. If any third party content provided on our websites contains errors, a claim could be brought against us for losses incurred in reliance on such information. We could incur significant costs in investigating and defending against such claims, regardless of the outcome. We do not carry general liability insurance intended to protect us from any liability arising out of the foregoing and insurance may not be available to cover all such potential claims or may not be adequate to indemnify us for all liabilities that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage would have a material adverse effect on our business, results of operations and financial condition.

We face Internet security risks.

There can be no assurance that experienced programmers or "hackers" may not from time to time attempt to penetrate our network security. To our knowledge, none of this activity has occurred. A party who is able to penetrate our network security could misappropriate proprietary information or cause interruption in our website.

Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet generally, particularly as a means of conducting commercial transactions. Security breaches or the inadvertent transmission of computer viruses could expose us to loss, litigation and possible third party liability. There can be no assurance that any contractual provisions or legal disclaimers intended to limit our liability in such areas will be successful or enforceable.

We rely on intellectual property and proprietary rights.

We regard certain of our technology and certain stock analysis programs, as proprietary and rely on common law trademark, service mark, copyright and trade secret laws and restrictions on disclosure for protection.

We currently own no patents, copyrights, trademarks, or other intellectual property.

Our programs have been developed by our employees and founders. Our founders are currently employed by the Company. While we consider our current programs and methodologies proprietary, the nature of the Internet and marketing on the Internet, necessitates ongoing modification, updating and evolution of all proprietary technology. Accordingly, we generally

require those involved to enter into confidentiality or technology transfer agreements; but control access to and distribution of our documentation and other information.

Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization or to develop similar technology independently. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are distributed or made available through the Internet, and policing unauthorized use of proprietary information is difficult. Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related business are uncertain and still evolving, and no assurance can be given as to the future viability or value of any of our proprietary rights. There can be no assurance that our business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us. We may be subject to claims of alleged infringement of the trademarks, service marks and other intellectual property rights of third parties by us. Although no such claims have been made to date, such claims and any resultant litigation could be time consuming and expensive to defend. As we continue to introduce new services that incorporate new technologies, we may be required to license additional technology from others. There can be no assurance that these third party technology licenses will continue to be available to us on commercially reasonable terms, if at all.

We depend on continued growth in use of the Internet.

Our future success is dependent upon continued growth in the use of the Internet. There can be no assurance that the number of Internet users will continue to grow or that e-commerce over the Internet will become more widespread. Further, there can be no assurance that the web infrastructure will continue to be able to support the demands placed on it by continued growth or that the performance or reliability of the web will not be adversely affected by continued growth.

The loss of the services of one or more of our key personnel, or our failure to attract, assimilate and retain other highly qualified personnel in the future, could disrupt our operations and result in loss of revenue.

Our future performance will depend on the continued services of our management and key personnel and the ability to attract additional management and key personnel. The loss of the services of one or more of our key personnel could seriously interrupt our business. We depend on the continued services and performance of our senior management and other key personnel. Our relationships with these officers and key employees are at will and none of our officers or key employees is bound by an employment agreement for any specific term.

Risks related to our industry:

We depend on increasing use of the Internet and on the growth of online commerce.

Our future revenues substantially depend upon the increased acceptance and use of the Internet and other online services as a medium of commerce. Rapid growth in the use of the Internet, the Web and online services is a recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of customers may not adopt, and/or continue to use, the Internet and other online services as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty and there exist few proven services and products. In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. If the Internet continues to experience significant expansion in the number of users, frequency of use or bandwidth requirements, the infrastructure for the Internet may be unable to support the demands placed upon it. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased governmental regulation. Changes in, or insufficient availability of, telecommunications services to support the Internet also could result in slower response times and adversely affect usage of the Internet generally.

Our business, financial condition and results of operations would be seriously harmed if:

- use of the Internet, the Web and other online services does not continue to increase or increases more slowly than expected;
- the infrastructure for the Internet, the Web and other online services does not effectively support expansion that may occur;
- the Internet, the Web and other online services do not become a viable commercial marketplace; or
- traffic to our Web site decreases or fails to increase as expected or if we spend more than we expect to attract visitors to our Web site.

If we are unable to acquire the necessary web domain names, our brand and reputation could be damaged and we could lose customers.

We may be unable to acquire or maintain Web domain names relating to our brand in the United States, Canada, and other countries in which we may conduct business. As a result, we may be unable to prevent third parties from acquiring and using domain names relating to our brand, which could damage our brand and reputation and take customers away from our Web site. We currently hold the www.thefinancialrecord.com and "www.rlevel.com" domain names and may seek to acquire additional domain names. Governmental agencies and their designees generally regulate the acquisition and maintenance of domain names. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. The changes in

the United States are expected to include a transition from the current system to a system that is controlled by a non-profit corporation and the creation of additional top-level domains. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names.

We may need to change the manner in which we conduct our business if government regulation increases.

The adoption or modification of laws or regulations relating to the Internet could adversely affect the manner in which we currently conduct our business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on us. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The United States Congress recently enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. Laws regulating the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, and taxation apply to the Internet. In order to comply with new or existing laws regulating online commerce, we may need to modify the manner in which we do business, which may result in additional expenses. For instance, we may need to spend time and money revising the process by which we fulfill customer orders to ensure that each shipment complies with applicable laws. We may need to hire additional personnel to monitor our compliance with applicable laws. We may also need to modify our software to further protect our customers' personal information.

We may be subject to liability for the Internet content that we publish.

As a publisher of online content, we face potential liability for defamation, negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of materials that we publish or distribute. If we face liability, then our reputation and our business may suffer. In the past, plaintiffs have brought these types of claims and sometimes successfully litigated them against online companies. In addition, we could be exposed to liability with respect to the unauthorized duplication of content or unauthorized use of other parties' proprietary technology.

Risks related to securities markets.

Our stock price may be volatile.

The market price of our common stock will likely fluctuate significantly in response to the following factors, some of which are beyond our control:

- Variations in our quarterly operating results;
- Changes in financial estimates of our revenues and operating results by securities analysts;
- Changes in market valuations of telecommunications equipment companies;
- Announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
- Additions or departures of key personnel;
- Future sales of our common stock;
- Stock market price and volume fluctuations attributable to inconsistent trading volume levels of our stock;
- Commencement of or involvement in litigation.

In addition, the equity markets have experienced volatility that has particularly affected the market prices of equity securities issued by Internet and technology companies and that often has been unrelated or disproportionate to the operating results of those companies. These broad market fluctuations may adversely affect the market price of our common stock.

We may be unable to meet our future capital requirements.

We cannot be certain that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-related or debt securities, the securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience additional dilution. We require substantial working capital to fund our business. Since our inception, we have experienced negative cash flow from operations and expect to experience significant negative cash flow from operations for the foreseeable future. We currently anticipate that our available funds will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least the next 12 months. After that, we may need to raise additional funds.

No public market for our common stock currently exists and an active trading market may not develop or be sustained.

There has been no public market for our common stock. We cannot be certain that an active trading market for our common stock will develop or be sustained.

Our inability to obtain sufficient funds to grow our business could cause you to lose your investment in our securities.

We intend to continue to grow our business. Due to our limited operating history and the nature of our industry, our future capital needs are difficult to predict. Therefore, we will require additional capital to pursue anticipated or unanticipated opportunities, including strategic alliances and joint ventures, potential acquisitions, changing business conditions, and responding or repositioning the company due to unanticipated competitive pressures.

Obtaining additional financing, whether through the issuance of debt or equity securities or obtaining bank financing, will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. These factors may make the timing, amount, terms and conditions of additional financings unattractive to us. If we are unable to raise additional capital, our growth and our competitiveness could be materially impeded.

Our common stock will be subject to SEC's "penny stock" rules which may affect your ability to sell your shares.

Our Common Stock will be subject to the "penny stock rules" adopted pursuant to Section 15 (g) of the Securities Exchange Act of 1934, as amended. The penny stock rules apply to non-NASDAQ companies whose common stock trades at less than $5.00 per share or which have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). Such rules require, among other things, that brokers who trade "penny stock" to persons other than "established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade "penny stock" because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. Because our securities will be subject to the "penny stock rules," investors will find it more difficult to dispose of our securities. Our common stock will be subject to the SEC's rules relating to "penny stocks."

Our preferred stock may be used to avoid a change in control of the Company, which could prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then current market price for their shares.

Our Certificate of Incorporation authorizes the issuance of 5,000,000 shares of preferred stock, $0.0001 par value, with designations, rights and preferences determined from time to time by the

Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Currently there are 100 shares of Series A Preferred stock currently issued and outstanding, all held by Rootlevel Holdings' President, Mr. Paul Kefalas.

In accordance with the Certificate of Incorporation and prior Resolutions effected by the Board of Directors, the outstanding shares of Series A Preferred Stock vote together with the shares of Common Stock of the Corporation as a single class and, regardless of the number of shares of Series A Preferred Stock outstanding and as long as at least one of such shares of Series A Preferred Stock is outstanding, shall represent eighty percent (80%) of all votes entitled to be voted at any annual or special meeting of shareholders of the Corporation or action by written consent of shareholders. Each outstanding share of the Series A Preferred Stock represents its proportionate share of the 80% which is allocated to the outstanding shares of Series A Preferred Stock.

This and other similar future provisions could have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices. Any delay or prevention of, or significant payments required to be made upon, a change of control transaction or changes in our board of directors or management could deter potential acquirers or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then current market price for their shares.

Management will continue to own a majority of our common stock upon the completion of this offering and will be able to direct the operations of the Company otherwise subject to stockholder vote under the Delaware General Corporation Law.

Upon the completion of this offering, our officers and directors will continue to own a majority of the issued and outstanding common stock of the Company. Their majority ownership of the issued and outstanding voting securities will enable them to direct the affairs of the Company which would otherwise be subject to the consent of a majority of the Company's stockholders, including but not limited to, amending the Company's certificate of incorporation and by-laws, electing directors to the Board, selling all or substantially all of the Company's assets and/or entering into one or more other transactions otherwise subject to stockholder consent under the Delaware General Corporation Law. Management's concentration of voting power might make an investment in our common stock or other securities less attractive to investors or other strategic partners.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. ***With respect to the business of the Company and its properties:***

*(a) **Describe in detail <u>what</u> business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.***

Business Description

Rootlevel Holdings, Inc. was incorporated in the state of Delaware on May 21, 2007. Under its Articles of Incorporation, the Company is authorized to issue 100,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share, in one or more series with all rights and privileges as determined by the Company's Board of Directors. On May 22, 2007, the Company issued an aggregate of 6,350,000 shares of its common stock in connection with a share exchange with Rootlevel Inc., a Canadian corporation formed on October 27, 2005, pursuant to which Rootlevel Inc. became a wholly-owned subsidiary of Rootlevel Holdings, Inc. Since the share exchange, Rootlevel Holdings, Inc. has been operating its business activities and operations through Rootlevel Inc.

All information pertaining in this offering circular to the risks, business and operations of the issuer pertains to Rootlevel Inc. Unless otherwise noted, terms such as the "Company," "we," "us," "our" collectively refer to Rootlevel Holdings, Inc. and its wholly-owned subsidiary, Rootlevel Inc.

The Company is a boutique stock promotion, quotation and investor relations firm which provides custom tailored solutions for individual investors, third party owners, or Micro-Cap companies in the European, Asian and North American capital market arenas. Through its web portals *TheFinancialRecord.com (actual name will change)* and *Open Source Exchange Platform (actual name will change),* the Company enables small-to-medium sized business clients to provide corporate data and news combined with cutting edge video content, chat rooms, real time teleconferencing and a share quotation forum to market makers, customers, shareholders and employees.

TheFinancialRecord.com is a premier website and a state-of-the-art online video research center for the investment community where companies, investors and analysts can engage in new ways to exchange financial information by sharing, commenting on, and viewing daily video reports, news, interviews of CEOs and market reports from analysts and stock exchange floor traders.

Open Source Exchange Platform is open source quotation/exchange platform designed to be a customizable and extensible exchange platform solution, from private stock trading to bonds and

even stock training simulations. It provides an extremely low entry cost solution for companies looking to implement an exchange platform for trading.

Product Description

TheFinancialRecord.com is bringing application and product innovation to the market, beginning with the NASD Over-the-Counter (OTC), and specifically the Pink Sheets® niche market, by providing an online community platform incorporating the most innovative technologies today, including video publishing and real-time telecommunication.

The Micro-Cap community of investors, issuers (companies) and market makers will use TheFinancialRecord.com as a source of current market information and an instrument for issuers to promote their companies' value through the production and publication of interview videos, press releases and product promotion, in an intuitive and friendly environment that promotes direct communication and business relationship building between all parties.

Products and Services:

<u>TheFinancialRecord.com</u>



TheFinancialRecord.com (http://www.thefinancialrecord.com) the Company provides Investor & Public Relations services and a multitude of other financial support for companies in the Pink Sheets®, OTC & Micro-Cap markets. Revenues are derived principally from these issuers.
The solution has been strategically designed with i) a unique set of core services (for market differentiation) and ii) complemented with additional services already available on the market - to offer a complete solution:


COMPLEMENTARY SERVICES
Financial Content
Quotes, Level II, Options, Charts, News, Profile, Financials, Insiders, Historical
State-of-the-art Collaboration
Direct Teleconferencing, Private Messaging, Message Boards
Exclusive Market Analysis
Venue Focus
Pink Sheets → OTC → Micro-Cap
CORE SERVICES

Focus Products and Services targeting specific venues:
TheFinancialRecord.com will brand its services to venues specifically and will gradually broaden its scope. We envision the progression to be Pink Sheets® first, then OTCBB, then other OTC and eventually all Micro-Cap companies.

TheFinancialRecord.com has chosen to initially focus exclusively on optimizing its services to ensure their highest affinity will be with the Pink Sheets® investment stakeholders. The specific Pink Sheets® focus allows the Company to marshal resources to complete a manageable feature set, as well as a limited marketing budget.

Unlike other exchanges, many Pink Sheets® issuers are not required by law to file with the Securities Exchange Commission (SEC). As such, the Pink Sheets® market is a more speculative environment catering to distinct investor types. Similarly, issuing companies, market makers and promoters in this venue have different dynamics than those of their counterpart stakeholders in the SEC governed exchanges such as the NASDAQ and other national exchanges. The TheFinancialRecord.com empower these issuers to promote their company through the publication of IR/PR media thus informing the potential investors of their operations to attract investments – without relying on quarterly reporting.

Company Videos:
TheFinancialRecord.com will consolidate existing videos for Pink Sheets® companies, making it easy for the investor to browse through and watch video press releases, CEO interviews, product demonstration and other videos that can help them make an informed decision about investing in a company's stock.

TheFinancialRecord.com will also be the first to provide video production services to companies as an additional service and help promote the videos by allowing them to be published on other sites. This will increase their exposure to other investors providing high quality marketing and advertising.

Exclusive Market Analysis:
TheFinancialRecord.com will further provide venue specific market information, news and consolidated summaries. Daily analysis on market behavior, exclusive market analysis results and indices will provide unprecedented value to the Pink Sheets, OTC and Micro-Cap investor.

State-of-the-art Collaboration:
TheFinancialRecord.com is defined, designed and branded as a community - integrating the latest innovations in powerful, easy to use collaboration tools. These tools will include:

- **Real-time teleconferencing** available to users at the click of a button, allowing them to interface immediately with an issuing company's PR representative.
- **Text and video blogging*** will enable investors, issuers and promoters to have public discussions and provide comments on company videos.
- **Message boards*** will be integrated into the TheFinancialRecord.com site, providing static forums for users to have general discussions about the markets, specific

discussions about issuers and any other subjects registered users would like to discuss about.

Financial Content:

No site providing financial content would be complete without a service by which users can get financial details about a company. There are a multitude of online portals that currently offer financial content and there are also many online content provider type companies that supply 'web parts' that can be integrated into existing web sites. Since being a financial content provider is not one of TheFinancialRecord.com's core offerings, the Company will partner with a financial content provider to offer it through TheFinancialRecord.com.

The financial content modules will provide:

- **A Venue Specific News Lists on the TheFinancialRecord.com home page** will provide our visitors a summary view of the most recent news items. The visitor can quickly browse through all the articles and optional click on an interesting article to retrieve the complete news feeds. These news feeds are consolidated from multiple news sources including publications such as Market Wire, PrimeZone, CCN Mathews and U.S. Equity News

- **An Issuer Quote Summary** will be provided on the company profile page within a 20 minute delayed interval. A very elegant and informative layout allows TheFinancialRecord.com's investors to easily see the stock price movement, volume information, stock highs/lows, ask/bid prices, market cap info, shares and trade information.

- **An Issuer (Company) Summary & Interactive chart** will be provided on the company profile page within a 20 minute delayed interval. The default chart provides intraday quote information as well as options to view charts up to a year in advance. An advanced charting page is also available allowing the investor to use an interactive chart, overlap multiple company stock prices and perform more advanced analysis.

- **Depth/Level II Info** will be available from the customer profile page within a 20 minute delayed interval. Information provided will include the Level II Quote book as well as the Time & Sales.

- **Options, News, Profile, Financials, Insiders and Historical comprehensive information whenever they are available.** Pink Sheets® issuers are sometimes listed on other exchanges such as OTCBB while being on some Pink Sheets® and there are often companies that were previously listed on other exchanges and have gone private with a return to the Pink Sheets. If this is the case, that historical financial content would be available to the registered user.

<u>Open Source Exchange Platform</u>

Open Source Exchange Platform is a web based quotation and trading platform designed with versatility in mind. It is being developed under an open source license and designed with versatility in mind. The goal is to provide companies with a quotation and trading platform solution with a 0$ initial investment. The

software can then be completely customized to create the ideal trading solution.

As of today there are no professional Open Source quotation, trading or exchange platforms available. Rootlevel is establishing a full service Open Source development environment for this product on the Internet, will continue development privately and once a certain level of core product maturity is made will open its doors to the community of millions of open source software developers and testers.

We expect companies will use this platform to establish various types of solutions: *company internal* trading sites, solutions for small public venues around the world not currently trading electronically, financing firms to establish electronic bond and other fixed-income instrument trading, stock trading simulation sites for educational institutions. The possibilities are great.

The Open Source Exchange Platform is being developed with the latest in Internet software technology advancements to ensure marketability to senior open source developers. As important as it is for the end-product to be marketable, with an open source solution, it is just as important for the internal workings to make use of advanced and mainstream software technologies such as Java, AJAX, and XML. Some of the key elements of the platform:

- Sign-up service for users permitting automatic registration and optional manual verification'
- Users will have access to a live bulletin, showing open orders, with price and quantity and time limit left to expiry.
- Currency for quotations is configurable as well as precision. (i.e., US dollars, Euro, custom monetary unit.)
- Real-time updating quote books showing a configurable list of most recent activity (bids/asks/closed orders)
- Fully customizable algorithm for Bid/ask locking.
- Configurable order expiry based on predetermined OR user specified expiration.
- Multi-user type system configuration options:
    - Inter-dealer configuration – dealer-to-dealer trading only (B2B)
    - Dealer-to-customer configuration – single or multiple-dealer supported, for trading between dealers and investors(B2C)
- Further to the participant type configurations, the various customizable quotation systems are:
    - RFQ (request-for-quote) systems allowing investors to request a quote from other users – the proposals have an expiry period.
    - Quote book system. Users post bids/asks into a quote book and the system will lock trades based on the predetermined algorithm.
    - For sale of new issues, an auction system is available for simultaneous bidding to an offer. This system may or may not be a blind auction for the bidders (configurable).

TheFinancialRecord.com Services

Rootlevel provides custom tailored corporate promotional campaigns that may be scaled to meet any budget. The Company develops promotional campaigns for companies that are publicly listed on any exchange in the world. TheFinancialRecord.com services apply to publicly traded companies, stock brokers, certified financial planners, financial advisory services, investment newsletters, financial institutions or even third party owners. The Company's provides the following services:

- Search Engine Optimization (SEO) (i.e. Google Ad words, Microsoft Live...)
- Develop and Enhance Corporate Identity: Website, Corporate Packages, Brochures, etc.
- Direct Marketing Services
- Fax Broadcasting
- Video Email
- Enhanced Online Corporate Visibility
- Creative Deployment Services
- Newsletter, Copyrighting and Press Release Creation and Dissemination
- "Seed or Viral Marketing": Creating excitement about the company utilizing online chat rooms, investment forums, blogs and message boards

Technologies

Using Technology to Deliver Unique Value to Customers:
TheFinancialRecord.com's technical infrastructure ensures levels of uptime, availability, response performance and security that meet or exceed the highest industry standards. The Company's technical infrastructure delivers the financial data and content required for users with state-of-the art collaboration technologies such as live teleconferencing and video for a superior user experience.

Availability, Reliability and Performance:
The Company provides a high level of network/server/quote engine uptime with a minimum availability level of 99.9%. High quality hosting and dedicated systems ensuring Rootlevel has full control over the TheFinancialRecord.com web portal.

Scalability:
Web servers are monitored continuously for utilization levels. When average utilization increases above 50%, additional servers are added to the server farm. TheFinancialRecord.com has a similar process for other components of the infrastructure. In consideration of video hosting - bandwidth becomes a critical issue that needs to be monitored constantly.

Security:
Sensitive data, such as user identification and password information, is stored encrypted and backup preserves the encryption. Machines with sensitive data are screened from the outside world and all access is controlled internally at the host and user levels.

(b) ***Describe <u>how</u> these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.***

TheFinancialRecord.com has been conceptualized, designed and is in development. The Open Source Exchange Platform is currently in the conceptualization and preliminary design phase. 40-45% of the operating expenses will be required during the pre-release development cycle.

Please see the **Rootlevel Execution Plan Timeline 2007** below for more release details.

Software development and product improvements will be ongoing and a permanent part of the company operations after the first official release of both products although the percentage of operating expenses that will be contributed to the R&D activities will be lower than during the pre-release development phase. We are estimating 15-20% of the operating expenses will be allocated for product/service improvements, maintenance and further R&D. This amount may vary depending on the type of product improvement projects we decide to take on.

<u>Mission:</u>

It is Rootlevel's mission to provide its customers' a powerful, multi-faceted approach to increasing trading volume, share price, market valuation, liquidity and name recognition through the Company's dedicated online financial community portal. With thousands of publicly traded companies in the financial world, and over 100 million websites, it is extremely difficult for small but growing companies to attract customers, let alone the attention of the investment community; this is where TheFinancialRecord.com will help.

TheFinancialRecord.com recognizes that financial information is vital for investors and presenting multimedia information in an efficient and easily understood framework is critical. By providing a community based approach to delivering media content for issuers, with built-in collaboration and communication tools such as video/text blogs and real time teleconferencing features directly from the site, small cap companies are directly accessible to potential investors, shareholders and analysts to better communicate their corporate message.

Objectives:

Short Term Objectives (12 months)

General:

- Build and host *TheFinancialRecord.com*, a community portal site promoting video as the primary vehicle of communicating financial news
- Build and host *Open Source Exchange Platform*
- Focus services on small cap companies.
- Provide a low cost of entry for services and charge a small per transaction fee for services.

Service:

- Offer search and display capabilities of CEO/corporate videos, press releases, analyst review and other relevant information through a simple, clean and quick interface.
- Provide a real-time financial content and quotation medium.
- Provide real-time communication through teleconferencing to CEO or company representatives by investors, analysts, shareholders and other relevant site visitors.
- Provide additional communication tools such message boards, chat rooms and blogging services between investors, analysts, shareholders and companies.
- Link real-time market data summaries to ad-hoc indices and portfolios.
- Incorporate Web casting technologies
- Incorporate RSS feed technologies
- Incorporate automated Press Release technologies

Sales:

- Record steady revenues in the first 12 months of operation for automated services delivered through *TheFinancialRecord.com* and *Open Source Exchange Platform.*

Intermediate Term Objectives (1 year to 3 years)

General:

- Grow the company's revenues within 36 months – only for automated services delivered through *TheFinancialRecord.com* and *Open Source Exchange Platform.*
- Sell video content to other financial service providers.
- Investigate licensing of video portal technology to competitive financial information sites.
- Investigate expanding to host video and financial information for Micro-Cap, Small-Cap and eventually Large-Cap companies listed on other

exchanges such as NASDAQ, NYSE and foreign exchanges.

Values:

Rootlevel is committed to core values in decision-making and communicating with shareholders, employees, clients and suppliers.

- *Financially Strong:* It is in the best interest of our shareholders, employees, customers and suppliers that the Company operate a financially strong and profitable business
- *High Value:* Through our products and services Rootlevel will continually provide sufficiently high value to meet or exceed the highest expectations of customers.
- *Integrity:* Maintain the highest standard of honesty and integrity.
- *Open Communication:* Provide an environment that supports and encourages open and active communication.
- *Respect:* Treat everyone with respect. We acknowledge and value the differences that make every individual in the community unique.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Industry

The Company's web portals have been engineered to provide information services for investors and issuers in the industries outlined generally below:

1. Financial Portal
    a. General: Online Financial News & Services industry (News, stock quotes)
    b. More Specifically: Pink Sheets, OTC
    c. General Social Networking Services and growth trends: (MySpace, Facebook)
    d. Video service portal growth and community adoption (Youtube, Metacafe, iFilm, Google Video, Yahoo Video, etc)
    e. Lack of Financial specific social networking services (current generation is message board style systems – ragingbull, stockhouse.com, etc)
    f. Lack of Financial specific video provider with social-networking & collaboration element
2. OSS Exchange Platform
    a. General OSS industry growth & professional company adoption
    b. Successful OSS business models used for profit companies
    c. Market/competition in commercial grade exchange platforms (stock & fixed-

income)
d. Market/competition in open source exchange platforms (slim and none professional grade)
e. Anticipating the trend of: OSS applications targeting niches – lowering the barriers to entry for competition.

Pink Sheets

The Pink Sheets® grew out of the price quotations for unlisted stocks that were originally published daily on Pink Sheets® of paper by the National Quotation Bureau. The old physical Pink Sheets® served as advertising for the market makers who quoted those stocks. The Pink Sheets® introduced electronic quotations in 1999. On February 14, 2003, Pink Sheets® LLC started allowing issuers to sponsor (for $174.95/month) real-time quote display for their stocks on www.pinksheets.com, and on June 2, 2003, they introduced PinkLink – an electronic messaging and automated trade negotiation service.

The broker-dealers who trade on the Pink Sheets® are regulated by the NASD, but the Pink Sheets® LLC itself is not required to submit to SEC regulation because it is neither a broker-dealer nor an exchange under current SEC definitions. Companies quoted in the Pink Sheets® do not even need to be SEC registrants and, in fact, many well-known foreign stocks such as Nestlé are quoted through the Pink Sheets.

A synopsis of Pink Sheets® LLC and their services is as follows:

- A paper publisher that has transformed itself and the U.S. OTC market in the last few years.
- A highly visible and efficient trading venue that is easily accessed by U.S. investors.
- The new Pink Sheets® uses superior technology and software systems that facilitate transparency and liquidity in OTC securities through electronic quotation and trading services.
- Real-time quotes are available across all major quote vendors and to customers of online brokers such as E*Trade, Scottrade, TD Ameritrade, etc.
- Breadth and depth of securities quoted on the Pink Sheets® ensures all broker-dealers have access.
- Execution response time of the electronic trade negotiation system < 15 seconds.
- Approximately 90% of interdealer trading on the NASD OTC Bulletin Board utilizes the Pink Sheets® infrastructure.
- As a non-exclusive securities information processor, is not required to register with the SEC.

Markets & Trends

Rootlevel is poised to gain significant traction with issuers and advertisers as product development aimed at expanding the TheFinancialRecord.com brand takes root. Future product offerings, such as user driven content and personalization, will further enhance TheFinancialRecord.com's ability to capitalize on the upward trend in spending on market data and financial information, as well as portfolio management solutions.

Growth in Online Advertising

The strong trend from print to online advertising continues as retail investors more continue to look to the Internet for their market data and financial information.

In 2005, Canadian online advertising spending increased by 43 percent over 2004 to a total of $519 million (source: Interactive Advertising Bureau of Canada, September 2005). Online advertising growth rates in the United States should closely mirror this trend with a 31 percent projected growth rate for 2006 (source: Center for Jupiter Media, May 2005).

Brand strength becomes exceedingly relevant as research indicates that the top 10 websites are capturing 71 percent of advertising dollars (source: Veronis Suhler Stevenson, July 2005). TheFinancialRecord.com' commitment to product innovation with CEO videos and built in real-time teleconferencing, coupled with a disciplined marketing focus on the Pink Sheets® community, will drive traffic substantial traffic to the site - growing the online TheFinancialRecord.com brand within the target investor community.

Global IT Spending on the Rise

Continued investor demand for online access to market data and financial information from their investment firms continues to put pressure on financial institutions to acquire the technology needed to remain competitive. Developing the technology infrastructure to offer in-house solutions is cost-prohibitive, driving many companies to outsource. This is clearly evidenced by global spending on financial data and economic information that reached $4.8 billion in 2004 and is forecast to grow at a compound annual rate of 9.6 percent from 2004 to 2009; reaching $5.8 billion in 2006 (source: Veronis Suhler Stevenson, July 2005).

Demand for comprehensive portfolio management tools has caused global spending on these products to reach $2.01 billion in 2005, with an expected 7.3 percent cumulative growth rate through to 2008 (source: Celent Communications Research, 2005).

TheFinancialRecord.com's product strategy for penetrating these markets includes supplying of CEO video content, while offering advanced tracking, reporting, quotation and access to TheFinancialRecord.com online providing advisors and institutions with deeper customer intelligence.

Market:

TheFinancialRecord.com

TheFinancialRecord.com's CEO video production, hosting and marketing services through TheFinancialRecord.com is specifically targeting the 4,471 Pink Sheets® Issuers (data as of July 2006). These Companies listed in the Pinks are provided both video production services as well as a community publishing service through TheFinancialRecord.com.

Market Statistics (July 2006) Market	Companies Listed	Share Volume	Value traded
NYSE	3,654	35,952,003,055	$1,306,031,000,000
Nasdaq	3,398	29,057,289,811	$635,837,384,680
OTCBB	3,304	37,091,296,237	$2,794,045,583
Pink Sheets	**4,471**	**88,081,319,065**	**$9,156,547,876**

Value trades based on average daily volume per www.nasdaqtrader.com

Market Growth

There was a big move towards IP Video in 2006, fueling a growing trend for new and innovative ways to incorporate video into mainstream web applications. From amateur video content hosted on sites like Google Video, YouTube & MSN Video, to large television networks like NBC posting previously aired primetime shows online for viewers to watch at their convenience, on-demand video technology will continue to grow, enabled by continual increases in data bandwidth and server storage capacity. TheFinancialRecord.com will be one of the first companies to bring videos to the forefront of the online investment community, with exclusive videos for issuers listed on the Pink Sheets® and later OTBB, moving to other Micro-Cap companies.

Customers

TheFinancialRecord.com: Principal customers will be approximately 500 of the potential 4,471 aforementioned Pink Sheets® companies, gradually increasing the participation from Pink Sheets® issuers and adding OTCBB and other Micro-Cap moving forward.

Open Source Exchange Platform: Existing companies looking for a 0$ front-end investment vehicle to enable an electronic exchange platform for their custom needs, non-electronic venues worldwide looking to go online, educational institutions, hobbyists looking to establish a trading system for their categories of products.

Video Content: Rootlevel will license video content to other financial sites or content providers.

Platform Technology: Rootlevel will license or host our video/web platform technology (under the application service provider model) to other companies or industries that do not directly compete with the Company in the financial sector.

Competition

The market for services is relatively new and has been highly fragmented, but there is a trend toward consolidation of the market in recent months. TheFinancialRecord.com must compete intensely with other companies providing similar services. Many of those services are commodity-like and not easily differentiated. TheFinancialRecord.com's competition includes direct competitors such as WallStreetReporter for CEO videos, MarketWatch and Reuters for blogs and message boards, as well as general-purpose Internet portals such as Yahoo Finance and AOL, who provide financial and investment research information.

Rootlevel expects competitors to remain strong as the Internet industry further consolidates. TheFinancialRecord.com delivers a unique mix of some existing services as well as innovative technology in the form of videos and real-time conferencing to create an attractive community for investors, issuers, promoters and market makers. TheFinancialRecord.com's focus on the Pink Sheets® market and the creation of Pink Sheets® exclusive content provide TheFinancialRecord.com a unique competitive advantage over the competition. Once brand awareness is established TheFinancialRecord.com will expand to include the OTCBB and other Micro-Cap issuers.

The following table shows matrix of competitors versus service features. The features identified in this competitive matrix are integral to TheFinancialRecord.com's service strategy and are planned for development as part of the TheFinancialRecord.com feature list.

Matrix: Competition vs. Feature

Company Name/URL	Video Production	Video Hosting	Video Blogging	Financial Data	Message Boards	Real-time conference	Community Focus	Text Blogging	Exclusive Pink Sheets Analysis	Exclusive Pink Sheets News
StockHouse.com				*	*		*	*		
StockWire.com				*	*					
MarketWatch.com		*		*	*		*	*		
MSN Money				*	*		*	*		
Youtube.com		*	*				*	*		
Metacafe.com		*	*				*	*		
Google Video		*	*					*		
BrightCove.com		*						*		
Zippy Videos		*					*	*		
ItsAboutFinance.com	*	*		*	*		*	*		
RagingBull.com				*	*		*	*		
SmallcapCenter.com				*	*		*			
Reuters.com	*	*		*						
Bloomberg.com	*	*		*						
PinkSheets.com				*					*	*
WallstreetReporter.com	*	*		*					*	*
Yahoo Finance		*		*	*		*	*		

Note: ***Because this Offering Circular Focuses Primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.***

(d) ***Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.***

Strategy

TheFinancialRecord.com will promote its vision of a one-stop community for the Pink Sheets, OTC & Micro-Cap market. Information, intelligent investor relations material with a best-of-breed communications platform to intimately tie investors to issuing companies where informed investment decisions can be made. With a strong element of social networking and its integration of video segments and real-time communication, TheFinancialRecord.com will be an attractive, exciting and easy to use service for the community.

The general media and brokerage industry today cover a small minority of the companies that are listed and traded on the North American markets. TheFinancialRecord.com maximizes this opportunity by delivering real-time information sourced, rated, and contributed by its members on Pink Sheets® stocks that are not typically covered by the general media. The focus in 2007 will be to leverage our brand in the financial community space with collaborative tools and stronger portfolio analytics, which we believe will positively impact the Company as the explosion of social networks continues to transform our society. We want to be at the leading edge of this massive media shift in the financial vertical.

TheFinancialRecord.com is positioned to become a leader in the online financial media industry due to scope of aggregated news and information, and its innovation with collaboration and quotation technologies. The Company's strategic assets of collaboration technology, portfolio management and analysis tools, and the infrastructure to create social networks — enabling communication between broker and investor, investor and investor, and between private affiliate groups — will uniquely enable it to transform how successful people manage their investments.

Value Proposition

- TheFinancialRecord.com is focusing sophisticated technology and marketing tools and services to enable Pink Sheets, OTC & Micro-Cap issuers to access capital.
- TheFinancialRecord.com will feature a multimedia Internet community portal to the Pink Sheets, OTC & Micro-Cap community of investors, issuers (companies) & market makers.
- Issuers will promote their companies' value with the production and publication of interview videos, press releases and product promotion, in an intuitive and friendly environment that promotes direct communication and business relationship building between all parties.
- Unlike other text based financial content sites, TheFinancialRecord.com promotes video as the primary vehicle of communicating financial news and information with direct access to a quotation platform.
- TheFinancialRecord.com is bringing the most advanced video publishing and real-time telecommunications technology to the Pink Sheets® investments niche market through an online collaborative online community platform – expanding to OTC & Micro-Cap over time.

Marketing Strategy

TheFinancialRecord.com will be publicly available as an online portal. In order to successfully promote our products online and drive traffic to our sites, we will actively advertise via the web and through direct marketing and telephone contact with the listed issuers, promoters, the Pink Sheets® LLC Company and larger investors in the Pink Sheets® community. The following marketing strategies and design strategies are aimed to drive online sellers to TheFinancialRecord.com:

Internet visibility

Roughly 85% of all Internet traffic is generated through Search Engines (i.e. Google), so attaining high search engine rankings for most if not all relevant keywords and key phrases to TheFinancialRecord.com product and service is vital. This process begins with the construction of a TheFinancialRecord.com network of 20 or more sites that are interlinked back to the main site. Then TheFinancialRecord.com will employ the following actions:

- **Sponsor Google, Microsoft Live and Yahoo Ad Words**
- **Face Book & MySpace presence for TheFinancialRecord.com**
- **Issue Press Releases**: Will coincide with not only the release of the original services but also with the completion of the TheFinancialRecord.com network of sites.
    - All future service releases will also be accompanied with their own respective press release.
    - The Internet press release will be keyword-rich with links back to the TheFinancialRecord.com sites.
    - The content of the press releases will be optimized for search engine effectiveness.
    - **Online Advertising** on the Jupiter Web network of sites. These sites offer millions of page views for TheFinancialRecord.com's targeted audience through their websites and e-mail subscriptions
- **Viral Marketing**: E-Mail Campaigns, Tech Portals, Forums, Social Book marking Sites, & Tech Blogs: with subscriptions to all the relevant Developer Forums to post news about TheFinancialRecord.com with links leading back to TheFinancialRecord.com websites.
- **Blogs and TheFinancialRecord.com Feeds**: This is a highly effective method to not only attract high search engine rankings but to also allow other sites to feed TheFinancialRecord.com information to their respective audience.
    - The main TheFinancialRecord.com site will have a separate section dealing strictly with **RSS Feeds**.
    - **Design Blog** - designers blogging about certain aspects of the design element of TheFinancialRecord.com and Open Source Exchange Platform.
    - **News Blog** - Relevant information about TheFinancialRecord.com, Open Source Exchange Platform and announcements, etc..

This plan generally outlines a cost effective and appropriate marketing campaign targeting Pink Sheets® companies, Pink Sheets® investors, speculative traders and the general investor first. As revenue increases, marketing scope will grow to include other OTC and Micro-Cap issuers. The result is that the TheFinancialRecord.com brand will be visible throughout the web and result in significant product revenues.

Revenue Model

TheFinancialRecord.com has multiple revenue streams. Similar to our product design strategy our revenue streams have also been prioritized from core revenue streams to complementary revenue streams. Following is a diagram depicting our services and identifying the revenue sources.



CORE REVENUE STREAMS
Video
Exclusive Company News Summary
Exclusive Company Interviews
Company Promotional Videos
Company Ads in Market Summary
Exclusive Pink Sheets Content
Pink Sheets Market Analysis
Pink Sheets Indices & Trends
Advanced Pink Sheets Analysis
Content for OTC & Micro-Cap
Services to Issuers
Company Webcasts
Premium Listing
SECONDARY REVENUE STREAMS
General Services
Online Marketing Services
Web Hosting
Advertising
Discount Brokerages
Financial Publishers
Financial Consultants
FREE SERVICES
Real-time teleconferencing
Text & Video Blogging
Message Boards
News
Quotes
Analysis
Profile
Financials
Historical
Insiders
Interviews
Press Rel.
Historical Video Library

Core Revenue Streams

TheFinancialRecord.com:

The revenue model breaks down as follows:

- Initially - free registration for Pink Sheets® Issuers (User).
- Monthly fixed license fee per User per Silver, Gold or Platinum service categories
- Additional fees for services on a usage basis.

Open Source Exchange Platform:

The Open Source Exchange Platform will follow the usual Open Source Software revenue model. The revenue model breaks down as follows:

- Software is freely licensed for use, there are no capital expenditure costs for clients
- Open Source Exchange Platform Subscription Services for technical support, software updates and patches premium notifications. Subscriptions services help reduce business and technical risks, increase IT productivity, speed time to deployment and improve success rates for clients integrating our solutions.
- Open Source Exchange Platform Training offers comprehensive training and certification program to prepare the clients development teams, operations staff and other stakeholders for the new platform integration. Custom options will be offered for both onsite training and fly-in training in the Rootlevel facilities.
- Open Source Exchange Platform Consulting offers integration services for the implementation of customer solutions utilizing the platform. Rootlevel provides a wide range of consulting services ranging from complete solution conception, integration and deployment to partial consulting services such as project planning, technical integration support, performance tuning, etc.

Secondary Revenue Streams

General Services

TheFinancialRecord.com will provide hosting services for issuers interested in setting up personal web sites and are looking for means of marketing themselves further. With TheFinancialRecord.com's marketing expertise, the Company will also provide marketing consulting services to interested issuers helping them devise strategies to generate dominance in search engine hits and to drive more traffic to their own sites. Although not the primary source of revenue for TheFinancialRecord.com, these added services will enhance our value offering helping us improve our customer service and promote the idea of a one stop marketing shop for Pink Sheets, OTC & Micro-Cap issuers.

Advertising

Advertising revenue will be generated through pay-per-click. TheFinancialRecord.com will be very careful in the amount and location of the advertising that will be placed on the site to maintain good branding and ensure the Company does not dilute its image by over-advertising.

Tasteful advertisement will be chosen that is both in line with the services offered on our site and ideally provides a complementary service that TheFinancialRecord.com's users may be interested in obtaining. TheFinancialRecord.com will likely provide advertisements for companies such as discount brokers, financial publishers and financial

Free Services

Financial content has become an expected product on finance sites and TheFinancialRecord.com is no exception, as such the Company is providing this service free of charge to all users. Similarly, TheFinancialRecord.com's growing video library will be available to all our users for viewing. The Company has also included all the collaboration services as part of the free products to entice investors to come to the site. The revenue momentum for our site is very much dependent on the traffic that is generated as well as on the reputation being built within the Pink Sheets® & OTC community. This is why elements are offered to enhance the customer experience for free.

Pricing Strategy

The revenue momentum for our site is very much dependent on the traffic that is generated as well as on the reputation built within the Pink Sheets® community. As more investors are driven to TheFinancialRecord.com, issuer interest in video publishing and promotion will increase and this will increase the sale of video productions and video ads – our core revenue streams.

The following table lists the basic services and one time unit price for each listing.

Service Category	Service Description	Fee Structure			
		Silver	*Gold*	*Platinum*	*Plus*
		Monthly	Monthly	Monthly	$$
Customer Page	Customer page	✓	.	.	.
Teleconferencing	Single Skype Listing VoIP, Peer-to-peer video conferencing, Chat	✓	.	.	.
	Blogs (one way communication)	✓	.	.	.
Ownership	Multiple Skype Listing VoIP, Peer-to-peer video conferencing, Chat	.	✓	.	.
	Forums (two way communication)	.	✓	.	.
	Customer page + Document Management capabilities Customized Company info, press releases, news.	.	✓	.	.
	Access to Plus Services	.	✓	.	.
Video Production Service	Audio CEO Interview	.	✓	.	.
	Video CEO Interview	.	.	✓	.
	Company Video	.	.	.	✓
	Shareholder Meetings	.	.	.	✓
	Analyst Review (Video)	.	.	.	✓
Site Services	Preferred Listing (Search results, Home Page listing)	.	.	.	.
	Pay-per-click	.	.	.	✓
	Search word auctions (Users bid for ranking)	.	.	.	✓

	Site promotional campaigns Go Public Product Placement (i.e. Monthly Newsletter)	.	.	.	✓
	Pod Casting	.	.	.	✓
	RSS feeds	.	.	.	✓
	Press Release to Subscribers	.	.	.	✓
	Email Campaign to Subscribers	.	.	.	✓
	Analyst Review (text)	.	.	.	✓

Supplemental Services	Web Design	.	.	.	✓
	Web Hosting	.	.	.	✓
	Web site marketing online (Google)	.	.	.	✓
	Email Campaign to investors	.	.	.	✓
	Business plan/model development	.	.	.	✓
	Business plan market research	.	.	.	✓
	Metrics	.	.	.	✓

Sales Strategy

TheFinancialRecord.com will employ a number of selling models across the entire sales force over time. The Company will initially focus on opportunity type selling model by contacting Pink Sheets® companies directly. TheFinancialRecord.com will also utilize online advertising in key search sites (i.e. Google, Yahoo, MSN), as well as in other financial sites. (See section Internet Visibility for more information).

TheFinancialRecord.com will identify prospects (Pink Sheets® companies) and close the sales themselves. The Company will manage customer relationships through the entire sales cycle, from prospect to fully executed sale. This is important initially since TheFinancialRecord.com will be focused on helping companies market their corporate brand on the web.

Once matured, TheFinancialRecord.com will be able to automate customer sign-up and service delivery directly through TheFinancialRecord.com. Customers will be able to go to the site directly and open accounts and post their own videos. This initial period of a hand on approach in sales by TheFinancialRecord.com will last approximately 12 months, which coincides with the development schedule allocated to the development of all the service applications in TheFinancialRecord.com as well as a familiarization period of novice technology customers with online video delivery services.

Once the development period ends, the Company will transition into selling accounts more than performing custom video production and implementations. At this stage, the Company will hire account representatives and solutions professionals with comprehensive knowledge of TheFinancialRecord.com's business and infrastructure solutions, as well as the individual products, technologies and services. These individuals will gain a deep understanding of each client's organizational and industry-specific needs to determine the best approach for addressing the client's marketing and image challenges. These professionals will work in integrated teams with TheFinancialRecord.com consultants and technology representatives, combining their deep skills and expertise to deliver high-value solutions.

Risk Analysis

Rootlevel has proposed innovative strategies to address new and emerging trends in using video to promote a companies' value through the production & publication of interview videos, press releases and product promotion, coupled with a direct communication channels using cost effective teleconferencing technology via the web. Apart from building product innovation in order to meet the needs of Pink Sheets® issuers to promote their organizations, there are many other factors, or risks, that may adversely affect the performance of the Company that may not reasonably be within its control.

Over the next few years, the financial information market will begin to further undergo a significant transition. Many enterprises will begin to use video technologies more and more, and will use this opportunity to re-evaluate their marketing strategies. Choices will be many, and companies will have a variety of decisions ranging from platform to products to online venues to communicate with shareholders, analysts or potential investors.

The primary drivers for video promotion will revolve around technologies associated with collaborative communication support such as webcasting, and teleconferencing, and portability to wireless devices. TheFinancialRecord.com's flexible architecture permits not only video's for use in financial applications but empowers content owners—from independent producers to major broadcast networks—to reach their audiences directly through the Internet. At the same time, TheFinancialRecord.com helps web publishers enrich their sites with other feeds such as syndicated video programming, giving marketers more ways to communicate and engage with their consumers. Rootlevel is not only selling TheFinancialRecord.com, but the technology to give people the freedom to easily find, watch and participate in a broad range of video content—when and where they choose.

Other key challenges that could adversely affect the future results of the Company include:

- **Development time taking longer than expected:** TheFinancialRecord.com's and Open Source Exchange Platform's software framework was developed in a modular fashion that promotes an incremental release of products and features, avoiding the large, scheduled and monolithic releases that are common practice in industry today. As the various applications from our product suite are completed, they will be licensed immediately with interruption of service to our customers.

  By focusing on market trends, detailing the products to be developed, creating a concurrent development schedule, and compartmentalizing product offerings, Rootlevel is employing its experience in project management to greatly reduce time-to-market.

- **Limited sales revenues:** Management is using its business contacts to register pre-sales of its TheFinancialRecord.com's and Open Source Exchange Platform's video production services, web development services, and marketing services to customer contracts, and to negotiate agreements with other software vendors and system integrators to sell Rootlevel's products or video feeds through their sales networks.

- **Other vendors launching products with competitive functions:** The use of video to promote or support corporate image (i.e. stock price) is growing. At the present time, there are very few sites such as www.wallstreetreporter.com, which provides a site that allows user to access many corporate videos from a single location. However, there is indication that larger financial content providers are looking to include video segments in the future as a supplement to stock information on companies. This will provide typical financial information sites such as www.ragingbull.com and www.stockhouse.com and others the ability to provide video through their sites.

  TheFinancialRecord.com is positioning itself a both a technology provider as well as video content provider. Other companies may license TheFinancialRecord.com's video hosting technology or its CEO and corporate video content. Furthermore, TheFinancialRecord.com is initially focusing on servicing the complete needs of the Pink Sheets® community. The Pink Sheets® community currently lacks a site that provides a video based daily market summary, as well as CEO videos. There are no financial community sites that offer real time teleconferencing.

  There are CEO videos on www.wallstreetreporter.com, which lists companies from all exchanges but does not meet the needs of any one market community, least of all the Pinks. In the latter part of 2007, TheFinancialRecord.com will look to expand by creating other sites to host CEO videos for companies listed in other exchanges such as OTCBB, other OTC and other Micro-Cap venues. Another distinguishing feature is that TheFinancialRecord.com's technology supports user driven content, which means, once a corporate account is opened, organizations can update videos directly without TheFinancialRecord.com's intervention.

2007 Focus

The Company's focus in 2007 will be on launching and extending the TheFinancialRecord.com and Open Source Exchange Platform and brand in North America. It will take its core strengths in collaboration technologies, portfolio and analytics, and the enablement of social networks to the professional portfolio solutions market, where Rootlevel can contribute to participate in this $2.06 billion market opportunity. TheFinancialRecord.com core strengths help address the financial community's business priorities which are to increase client retention, enhance client communications, and maximize client profitability.

Building upon its solid technology foundation, TheFinancialRecord.com is focusing on building its customer base and shareholder value in the following ways:

- Focusing very experienced managers and developers on their core competence – business and business application software.
- Focus on building the TheFinancialRecord.com brand throughout North America to capture a large segment of the online advertising market.
- Being the only Company to deploy a large scale platform of sophisticated video technology and collaboration community to the Pink Sheets® community.

- Take TheFinancialRecord.com core strengths in technology, and video content and the enablement of social networks to the professional portfolio solutions market, where it will participate in a $2.06 billion market opportunity.

- Invest heavily in product development and marketing to grow TheFinancialRecord.com's position in its selected North American markets. This includes expanding the community aspect of TheFinancialRecord.com and integrating collaboration technologies into the Company's portfolio management applications to enhance TheFinancialRecord.com's position in the North American media and software markets.

- Liberate companies to expand self-promotion efforts with sound software that supports business marketing initiatives and not trail behind it.

With over $400,000 USD invested personally by the founders of Rootlevel towards software & business development, Rootlevel now requires $1,000,000 USD in investment as loan or equity to market the launch of TheFinancialRecord.com and the Open Source Exchange Platform products and to operate effectively for successful penetration into the Pink Sheets®, OTC and Micro-Cap markets and to grow its consulting services and stock portfolio. Rootlevel is also open to alternative financing instruments while respecting the aforementioned amount.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

N/A

Due to the nature of the company's business, the company does not have any backlog issues.

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

N/A

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Employees

The Company's business model pre-supposes efficient operations centered on employee overall knowledge and performance. As a result of this business decision, Rootlevel Holdings, Inc. hires qualified personnel as value added to the Company's activities.

Rootlevel Holdings, Inc., through its wholly owned subsidiary Rootlevel Inc., currently has five (5) employees consisting of a team of engineers, software developers, financial specialists and marketing specialists with an extensive background in a variety of fields related to the development of business applications, certified financial management, software development tools, point-of-sale systems and marketing. All together, the company's core development team has over one hundred (100) years of combined experience.

In the next 12 months, the Company is expected to hire 2 more technical employees and will also be outsourcing development work.

Accountant:

Kevin J. Conner, MST, CPA
Conner & Associates, PC
110 South State Street
Suite 200
Newtown, Pennsylvania 18940
Tele: 215/860-3322
Fax: 215/860-3653
Cell: 215/350-2584
email: kconner@connercpa.com

Attorney:

The Sourlis Law Firm
Virginia K. Sourlis, Esq.
The Galleria
2 Bridge Avenue
Red Bank, NJ 07701
Tel: (732) 530-9007
Fax: (732) 530-9008

(g) ***Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.***

The Company is actively seeking office space for lease for all of its business activities, including operations, business development, marketing, and research and development. Management believes that the Company will be able to secure sufficient office space by the calendar year end, or early 2008.

The Company's operations are currently being conducted from the respective home offices of its management team.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal

year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

We are providing a unique service by aggregating existing innovations in the market targeting a specific industry. We currently own no patents, copyrights, trademarks, or other intellectual property.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Rootlevel Holdings, Inc. is not currently subject to direct regulation by any government agency, other than regulations applicable to business generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, a number of legislative and regulatory proposals are under consideration by U.S. and Canadian federal, state, provincial, local and foreign governmental organizations, and it is possible that a number of laws or regulations may be adopted with respect to the Internet on matters including user privacy, user screening and taxation.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Rootlevel Holdings, Inc., was incorporated in Delaware on May 21, 2007. On May 22, 2007, the Company issued an aggregate of 6,350,000 shares of its common stock in connection with a share exchange with Rootlevel Inc., a Canadian corporation formed on October 27, 2005, pursuant to which Rootlevel Inc. became a wholly-owned subsidiary of Rootlevel Holdings, Inc. Since the share exchange, Rootlevel Holdings, Inc. has been operating its business activities and operations through Rootlevel Inc. Other than the above-mentioned subsidiary (Rootlevel Inc.), Rootlevel Holdings, Inc. has no other subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

The Company was incorporated in the State of Delaware on May 21, 2007 as "Rootlevel

Holdings Inc." As fully described in this section's "*(j)*" directly above, on May 22, 2007, the Company issued an aggregate of 6,350,000 shares of its common stock in connection with a share exchange with Rootlevel Inc., a Canadian corporation formed on October 27, 2005, pursuant to which Rootlevel Inc. became a wholly-owned subsidiary of Rootlevel Holdings, Inc.

4. *(a)* ***If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.***

Rootlevel Holdings, Inc. Execution Plan Timeline 2008

Comment [JMP1]: SEC Comment #1

Deleted: 2007

The chart below demonstrates the milestones that Rootlevel Holdings, Inc.'s management believes should be reached and would enable the company to be profitable:

	Event or Milestone	*Expected manner of occurrence or method of achievement*	*Anticipated Costs of Attaining Milestone*	*Date or number of months after receipt of proceeds should be accomplished*
(1)	**Software Milestones**	Financial Online Software Alpha Release	$53,009.13	Month 1
		Financial Online Software Beta 1 Release	$53,009.13	Month 2
		Financial Online Software Beta 2 Release	$106,018.27	Month 4
		Financial Online Software Full Public Release	$106,018.27	Month 6
		Financial Exchange Platform Alpha Release	$120,000.00	Month 4
		Financial Exchange Platform Beta Release	$120,000.00	Month 5
		Financial Exchange Platform Full Public Release	$360,000.00	Month 8
		Subtotal	$918,054.80	
(2)	**Advertising/ Marketing**	Advertising media production (ads, brochures, etc.)	$360,000.00	Months 1-12 (every month)
		Financial Online Pre-launch advertising	$100,000.00	Month 1
		Preparation & distribution of preliminary sales leads/district	$200,000.00	Months 1-3
		Financial Online Advertising launch	$300,000.00	Months 4 & 5
		Financial Exchange Platform Pre-launch advertising	$117,082.20	Months 5 & 6
		Financial Exchange Platform Advertising launch	$300,000.00	Months 6 -12
		Subtotal	$1,377,082.20	
(3)	**Sales***	Financial Online Presales	$50,000.00	Month 1
		Financial Online Sales	$550,000.00	Months 2-12
		Financial Exchange Platform Presales	$57,828.15	Months 2 & 3
		Financial Exchange Platform Sales	$260,226.65	Months 4-12

		Subtotal	$918,054.80	
		Helpdesk, Customer Service, Admin & Operations	$688,541.10	
		Subtotal	$688,541.10	
	*Pre-selling and sales activity involve lead generation, opportunity creation & contract fulfillment.			
(4)	**Company**	*Initial Public Offering-Pink Sheets /OTCBB (tentative) ***Rootlevel Holdings, Inc. makes NO guarantee that the company will be in a position to go public at this particular point in time or in the foreseeable future.**		Possibly by Month 7 (tentative)

(b) ***State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12).***

Failure to achieve our milestones would result in a delay in growth of the Company's business and would have a material affect upon our liquidity and our ability to operate as a going concern.

Not meeting the milestone expectations will lead to a delay for obtaining revenue and time-to-market of competitive services. The Company would run the risk of having competitors gain a competitive edge.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. ***What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)***

For the eight months ended June 30, 2007:	($153,641)
For the year ended October 31, 2006:	($178,436)
For the period October 27, 2005 (date of inception) to June 30, 2007:	($332,077)

6. ***If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.***

Offering Price Per Share / Net After-Tax Earnings Last Year Per Share	=	**NONE** (price/earnings multiple)

The Company has not had profits to date.

7. (a) ***What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.***

($271,033)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

We arbitrarily determined the price of the shares in this offering and it is not an indication of the actual value of the Company. Therefore, the offering price bears no relationship to our book value, assets or earnings, or to any other recognized measure of value and it should not be regarded as an indicator of any future market price of the securities.

(b) ***State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)***

Within the last 12 months, Rootlevel Holdings, Inc. issued an aggregate of 2,048,630 shares of common stock, sold to 51 Canadian citizens and 1 citizen from Nassau, Bahamas, for cash only, pursuant to an offering conducted under Regulation S of the Securities Act of 1933, as amended.

The aggregate offering price was $0.10 for the first offering subscribed to by Jean Depelteau, and $0.19 per share for the subsequent offering. In aggregate, a total of U.S. $337,239.75 (CAD & US Dollars combined) was raised. None of the subscribers were U.S. citizens, and several of the subscribers were affiliated with the Officers and Directors of the Company, either by blood or marriage, or have performed professional services for the Company, in the past or currently.

A complete list of the Regulation S offering subscribers is as follows:

Item:	Offering:	Investor:	# Shares	Citizenship
1.	1st Offering	Jean Depelteau	600,000	Canadian
2.	2nd Offering	Renald Savoie	131,580	Canadian
3.	2nd Offering	Claude Peladeau	78,947	Canadian
4.	2nd Offering	Domenica Di Tuei Bernucci	26,000	Canadian
5.	2nd Offering	Domenico Petrella	52,631	Canadian
6.	2nd Offering	Michel Aubertin	131,580	Canadian
7.	2nd Offering	Hubert Laberge	78,947	Canadian
8.	2nd Offering	Gestion Bruno Veilleux Inc.	131,580	Canadian
9.	2nd Offering	Cacao Folie Inc.	131,580	Canadian
10.	2nd Offering	Guylaine Touchette	78,947	Canadian
11.	2nd Offering	Paul Desjarlais	210,526	Canadian
12.	2nd Offering	Diana Damiano	105,263	Canadian
13.	2nd Offering	Stephane Beaulieu	53,000	Canadian
14.	2nd Offering	Cyberfreight Systems Inc.	105,263	Canadian
15.	2nd Offering	Joseph Courdi	26,315	Canadian
16.	2nd Offering	Nick Bastravalas	800	Canadian
17.	2nd Offering	Theodore Kefalas	1,000	Canadian
18.	2nd Offering	Andrew Kefalas	1,000	Canadian
19.	2nd Offering	Jean Depelteau	300	Canadian
20.	2nd Offering	Carl Depelteau	315	Canadian
21.	2nd Offering	Louis Depelteau	350	Canadian
22.	2nd Offering	Bonin Manon	375	Canadian
23.	2nd Offering	Gail Rose Kefalas	500	Canadian
24.	2nd Offering	Christina Germakopoulos	500	Nassau, Bahamas
25.	2nd Offering	George Veikos	264	Canadian
26.	2nd Offering	George Giannopoulos	264	Canadian
27.	2nd Offering	Louise Devost	528	Canadian

28.	2nd Offering	Andre Baby	528	Canadian
29.	2nd Offering	Andree-Anne Perron	264	Canadian
30.	2nd Offering	Basilios Kourelis	264	Canadian
31.	2nd Offering	Aspasia Psinas	264	Canadian
32.	2nd Offering	Panagiota Kourelis	264	Canadian
33.	2nd Offering	Bruno Plamondon	800	Canadian
34.	2nd Offering	Marcel Lemire	350	Canadian
35.	2nd Offering	Genevieve Meunier	400	Canadian
36.	2nd Offering	Eric Lemire	500	Canadian
37.	2nd Offering	Carla Dossantos	264	Canadian
38.	2nd Offering	Frank Izzi	264	Canadian
39.	2nd Offering	Anna Psinas	264	Canadian
40.	2nd Offering	Costa Samaras	264	Canadian
41.	2nd Offering	George Kokolis	300	Canadian
42.	2nd Offering	Demitra Kokolis	300	Canadian
43.	2nd Offering	Christos Namos	800	Canadian
44.	2nd Offering	Irene Ionas	300	Canadian
45.	2nd Offering	Kashaif Khan	300	Canadian
46.	2nd Offering	Ammad Baig	300	Canadian
47.	2nd Offering	Agapitos Hadjinikitas	789	Canadian
48.		**Subtotal**	**1,956,134**	
49.	For Services Rendered	Andre Baby	35,829	Canadian
50.	For Services Rendered	Hynek Zikovsky	38,825	Canadian
51.	For Services Rendered	Nick Alexiou	4,000	Canadian
52.	For Services Rendered	Andre Pelletier	13,842	Canadian
53.	For Services Rendered	Pierre Binette	62,500	Canadian
54.	For Services Rendered	Jean Langevin	62,500	Canadian
		Subtotal	**217,496**	
		Total Common Stock:	**2,173,630**	

8. (a) *What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)*

If the maximum is sold: 53.14%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

Management is not implicitly attributing any post-offering value to the Company. We arbitrarily determined the price of the shares in this offering and it is not an indication of the actual value of the Company. Therefore, the offering price bears no relationship to our book value, assets or earnings, or to any other recognized measure of value and it **should not** be regarded as an indicator of any future market price of the securities or the Company's future overall book value.

** These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be:* N/A.

These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: N/A.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) ***The following table sets forth the use of the proceeds from this offering:***

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	N/A	$4,590,274 100%
Less: Offering Expenses		
Commissions & Finder Fees	N/A	$0.00 0.00%
Legal & Accounting	N/A	$68,000.00 1.48%
Copying & Advertising	N/A	$0.00 0.00%
Other (Specify):	N/A	$0.00
Net Proceeds:		**$4,522,274**
Use of Net Proceeds:		
Product Development	N/A	$918,054.80[1*] 20%
Business Marketing, Advertising, and Promotion	N/A	$1,377,082.20[2] 30%
Business Recruiting/Sales	N/A	$918,054.80[3] 20%
Customer Support and Operations	N/A	$688,541.10[4] 15%

Company Development And Working Capital $620,541.10[5] 13.52%

Total Use of Net Proceeds	N/A	$4,522,274 100%

* Figure indicates order of priority of uses.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

The funding obtained in this Regulation A Offering shall be used by the Company to address its critical and immediate capital needs. Based upon management's thorough evaluation of these particular needs, the Company has determined that the funding, as it is received, shall be used in accordance with the following priority schedule:

Comment [JMP2]: SEC Comment #2

a. The first $918,054.80 (the "Initial Raise") raised in this offering will be designated for product development. This is due to the fact that Company believes that the development of its services and software, as more fully described on the "Execution Plan Timeline 2008" on page 56 of this Offering Circular, is tantamount for the Company's goal of achieving profitability.
b. After the Initial Raise has been achieved, the next $1,377,082.20 raised (the "Second Raise") in this Offering will be designated for advertising, marketing, and promotional purposes as more fully described on the "Execution Plan Timeline 2008" on page 56 of this Offering Circular. This is because the Company believes that once the product line is fully developed, the marketing and advertising of its products and services is the logical next step.
c. After the Second Raise has been achived, the following $918,054.80 raised (the "Third Raise") in this Offering will be designated for business recruiting and sales purposes , as more fully described on the "Execution Plan Timeline 2008" on page 56 of this Offering Circular. The Company believes that once the milestones of product development and advertising objectives have been attained, it will need to retain sales personnel/contractors to aggressively sell its products and services to its targeted demographic.
d. After the Third Raise, the following $688,541.10 raised (the "Fourth Raise") in this Offering will be designated for customer support and operational functions.

e. Once the Company has successfully raised $3,901,732.90 in above-referenced One

Formatted: Numbered + Level: 1 + Numbering Style: a, b, c, ... + Start at: 1 + Alignment: Left + Aligned at: 0.5" + Indent at: 0.75"

Formatted: Numbered + Level: 1 + Numbering Style: a, b, c, ... + Start at: 1 + Alignment: Left + Aligned at: 0.5" + Indent at: 0.75"

through Four Raises of this Offering, any additional amount raised up to $620,541.10 shall designated for general working capital to be used at the Company's discretion, and to address certain future needs that may arise.

Formatted: Not Highlight

Deleted: See corresponding numbers next to each item in 9(a) above. ¶

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) ***If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.***

N/A

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

N/A

(c) ***If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.***

N/A

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

N/A

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

As the Company is currently in its early stages of operations and business development, the Company currently has cash flow and liquidity problems, and anticipates having such problems throughout the next twelve months.

The Company is taking steps to mitigate its cash flow and liquidity concerns by taking the following actions:

1. Gradually reducing research and development and operating costs as the Company's main product lines and services move towards completion and marketability; and

2. Pursuing additional financing sources to fund Company's business strategy.

As a result of its successful research and development efforts, the Company has launched a functional Beta of its Financial Portal online service below its target budget and is actively keeping monthly operational costs at a minimum. The Company will continuously seek to control its costs of operations and raise additional financing.

The Company is not currently in breach or default of any note, loan, lease or other form of indebtedness, nor does it anticipate have such problems within the next proceeding twelve months. The Company is not currently subject to any unsatisfied judgments, liens, or settlements obligations, nor does it anticipate being subject to such in the next proceeding twelve months.

Deleted: I
Deleted: within
Deleted: the
Comment [JMP3]: SEC Comment #3
Deleted: risks on two fronts
Formatted: Indent: Left: 1.5"
Deleted: a planned g
Deleted: reduction in
Formatted: Indent: Left: 1", Hanging: 0.5"
Deleted: ¶
¶
Formatted: List Paragraph, Left, No bullets or numbering
Formatted: Indent: Left: 1", Hanging: 0.5", Tab stops: 0.56", Left
Deleted: a p
Deleted: t
Deleted: of
Deleted: in the event the Company
Deleted:
Deleted: should require additional capital.
Deleted: successful
Deleted: succeeded in launching
Deleted: b
Deleted: actively
Deleted: spending to remain liquid while keeping the portal and operations running as additional funding is secured
Deleted: ¶
¶

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The proceeds from this offering may not satisfy the Company's cash requirements for the next 12 months. It is possible that the Company will seek to raise additional funds from additional investments in the capital stock of the Company.

CAPITALIZATION

13. ***Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:***

	Amount Outstanding		
	As of:	**As Adjusted**	
	07/31/2007	**Minimum**	**Maximum**
Debt:		N/A	
Short-term debt (average interest rate N/A%)	0	N/A	0
Long-term debt (average interest rate: ___%)	0	N/A	0
Total Debt	0	N/A	0
Stockholders equity (deficit):		N/A	
Preferred stock – par or stated value (by class of preferred in order of preferences)	0	N/A	0
Common Stock – par or stated value	2,071	N/A	2,295
Additional paid in capital	80,447	N/A	4,878,552
Retained earnings (deficit)		N/A	
Total stockholders equity (deficit)	(271,033)	N/A	4,366
Total Capitalization	(190,586)	N/A	4,882,918

Number of preferred shares authorized to be outstanding: 5,000,000

Class of Preferred		Number of Shares Authorized		Par Value Per Share
Series A		100		$0.0001

Number of common shares authorized: 100,000,000 shares. ***Par or stated value per share, if any:*** $0.0001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights:

N/A. The company does not have any existing convertible securities outstanding.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:
____
[ ] Other: ____

15. These securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[ ]	[X]	Other special rights or preferences (specify):

Explain: ______________________

16. Are these securities convertible: [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: / /
Date when conversion expires: / /

17. (a) If securities are notes or other types of debt securities: N/A

(1) What is the interest rate? _____%
If interest rate is variable or multiple rates, describe: ____________________

(2) What is the maturity date? ____/____/_____
If serial maturity dates, describe: __________________________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No

Describe, including redemption prices:________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [X] No
Describe: ________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or payment? $________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $________

How much indebtedness is junior (subordinated) to the securities? $________

(b) ***If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.***

N/A

			Last Fiscal Year	
			Proforma	
		Actual	**Minimum**	**Maximum**
"Earnings" / "Fixed Charges"	=	________	________	________
If no earnings, show "Fixed Charges" only		________	________	________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. *If securities are Preference or Preferred stock:* N/A

Are unpaid dividends cumulative?	[ ] Yes [ ] No
Are securities callable?	[ ] Yes [ ] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. *If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:* N/A

20. *Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis):* N/A

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

N/A

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

N/A

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

N/A

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	Paul T. Kefalas	Name:	Patrick Lemire
Address:	432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9	Address:	880 Blvd Laval, Apt. 243, Laval, Quebec, Canada H7S 2K2
Telephone No.:	(514) 992-2898	Telephone No.:	(514) 992-2898
Name:	Chris Psinas	Name:	Steve Antonakakis
Address:	2710 Cazeneuve, Montreal, Quebec, Canada H4R 1T9	Address:	4960 Boul. Notre-Dame, Laval, Quebec, Canada H7W 1V5
Telephone No.:	(514) 992-2898	Telephone No.:	(514) 992-2898

25. *If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions?* [ ] Yes [X] No

This offering is not limited to a special group and the certificates will bear no restrictive legend.

26. **(a)** ***Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:***

N/A

(b) ***Date at which funds will be returned by escrow agent if minimum proceeds are not raised:***

N/A

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No

N/A

27. ***Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:***

Currently, all outstanding shares are restricted securities. Said shares shall be eligible to have such restriction removed upon opinion of counsel two years from the date of issuance pursuant to Rule 144(k) of the Securities Act of 1934, as amended.

Note: ***Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.***

Selling Shareholders

The following table sets forth information with regards to the Selling Shareholders offering of Rootlevel Holdings, Inc. common stock for their own account:

Investor:	Relationship With Issuer	# Common Shares Held Pre-Offering	% Held Pre - Offering	# Common Shares Offered	% Held Post - Offering
Jean Depelteau	None	600,000	2.7059%	600,000	0.00%
Renald Savoie	None	131,580	0.5934%	131,580	0.00%
Claude Peladeau	None	78,947	0.3560%	78,947	0.00%
Domenica Di Tuei Bernucci	None	26,000	0.1173%	26,000	0.00%
Domenico Petrella	None	52,631	0.2374%	52,631	0.00%
Michel Aubertin	None	131,580	0.5934%	131,580	0.00%
Hubert Laberge	None	78,947	0.3560%	78,947	0.00%
Gestion Bruno Veilleux Inc.	None	131,580	0.5934%	131,580	0.00%
Cacao Folie Inc.	None	131,580	0.5934%	131,580	0.00%
Guylaine Touchette	None	78,947	0.3560%	78,947	0.00%
Paul Desjarlais	None	210,526	0.9494%	210,526	0.00%
Diana Damiano	None	105,263	0.4747%	105,263	0.00%
Stephane Beaulieu	None	53,000	0.2390%	53,000	0.00%
Cyberfreight Systems Inc.	None	105,263	0.4747%	105,263	0.00%
Joseph Courdi	None	26,315	0.1187%	26,315	0.00%
Nick Bastravalas	None	800	0.0036%	800	0.00%
Theodore Kefalas	Son of Paul KefalasNone	1,000	0.0045%	1,000	0.00%
Andrew Kefalas	Son of Paul KefalasNone	1,000	0.0045%	1,000	0.00%
Jean Depelteau	None	300	0.0014%	300	0.00%
Carl Depelteau	None	315	0.0014%	315	0.00%
Louis Depelteau	None	350	0.0016%	350	0.00%
Bonin Manon	None	375	0.0017%	375	0.00%
Gail Rose Kefalas	Wife of Paul KefalasNone	500	0.0023%	500	0.00%
Christina Germakopoulos	None	500	0.0023%	500	0.00%
George Veikos	None	264	0.0012%	264	0.00%
George Giannopoulos	None	264	0.0012%	264	0.00%
Louise Devost	None	528	0.0024%	528	0.00%
Andre Baby	None	528	0.0024%	528	0.00%
Andree-Anne Perron	None	264	0.0012%	264	0.00%
Basilios Kourelis	Uncle of Chris PsinasNone	264	0.0012%	264	0.00%
Aspasia Psinas	Mother of Chris PsinasNone	264	0.0012%	264	0.00%
Panagiota Kourelis	Grand Mother of Chris PsinasNone	264	0.0012%	264	0.00%
Bruno Plamondon	None	800	0.0036%	800	0.00%
Marcel Lemire	Father of Pat LemireNone	350	0.0016%	350	0.00%
Genevieve Meunier	None	400	0.0018%	400	0.00%
Eric Lemire	Brother od Pat	500	0.0023%	500	0.00%

	LemireNone				
Carla Dossantos	None	264	0.0012%	264	0.00%
Frank Izzi	None	264	0.0012%	264	0.00%
Anna Psinas	Sister of Chris PsinasNone	264	0.0012%	264	0.00%
Costa Samaras	Brother-in Law of Chris PsinasNone	264	0.0012%	264	0.00%
George Kokolis	Brother-in Law of Steve AntonakakisNone	300	0.0014%	300	0.00%
Demitra Kokolis	Wife os Steve AntonakakisNone	300	0.0014%	300	0.00%
Christos Narnos	None	800	0.0036%	800	0.00%
Irene Ionas	Mother of Steve AntonakakisNone	300	0.0014%	300	0.00%
Kashaif Khan	None	300	0.0014%	300	0.00%
Ammad Baig	None	300	0.0014%	300	0.00%
Agapitos Hadjinikitas	None	789	0.0036%	789	0.00%
Andre Baby	None	35,829	0.1616%	35,829	0.00%
Hynek Zikovsky	None	38,825	0.1751%	38,825	0.00%
Nick Alexiou	None	4,000	0.0180%	4,000	0.00%
Andre Pelletier	None	13,842	0.0624%	13,842	0.00%
Total Common Stock:		**2,048,630**	**9.24%**	**2,048,630**	0.00%

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The Company has never paid dividends.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

Management Team

The company's management team consists of experienced engineers, project managers, software developers, marketing specialists and finance personnel. With over 17 years of experience at a global executive level, the company's president and CEO, Mr. Paul Kefalas, has implemented a management style that maximizes the company's operations and productivity.



Rootlevel Holdings, Inc.
Patrick Lemire Treasurer & CFO
Paul T. Kefalas President & CEO
Chris Psinas Secretary, COO
Steve Antonakakis VP, CTO

29. Chief Executive Officer: *Title: President & Chief Executive Officer*

Name: Paul T. Kefalas *Age:* 62

Office Street Address:

Rootlevel Holdings, Inc.
432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
Telephone No.: (514) 992 - 2898

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Paul T. Kefalas, President & CEO

Mr. Kefalas, co-founder of Rootlevel Holdings has an extensive background in senior management positions. His early career in engineering began at Bell Canada and General Electric. Thereafter, he joined ABB Inc. (Asea Brown Boveri Inc. at the origin), as General Manager following which he was named Vice President and General Manager, Power Systems Division.

He became the Executive Vice President and President of the Power Generation Segment in 1992 and named President, Chief Executive Officer of ABB in Canada in 1994. In January 2003, he was named Head of Local Power Technologies Division in Canada, a responsibility which was extended to North America (Canada, United States and Mexico) in 2004.

Expertise:

- Championing a company's efforts to understand, anticipate and meet the needs of its customers and to ensure quality deployment at all levels of the organization.
- Excels in leading concurrent global management teams for large competitive companies
- Entrepreneurial leader who recognizes market opportunities, familiarity with various cultures, has a track record of success achieving financial and operating targets with a process-driven leadership style that produces sustainable long-term positive impacts on the business.

Accomplishments:

- From 2000 to 2002, Mr. Kefalas was a member of the Board of Directors of the ''Societe des Alcools du Quebec'' (SAQ) with one year on the Executive Committee.
- In 2002 he was accepted as a member of the Associates of the Chancellor Concordia University after serving four years on the Board of Governors.
- In 2003 was given the DEKA award for philanthropic and social contributions within the business community adding to his previous DEKA award as Corporate Executive of the Year 1998.
- In 2005 he became a fellow of The Canadian Academy of Engineering.

Also a Director of the Company: [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

30. Chief Operating Officer: *Title:* **Secretary and Chief Operating Officer**

Name: Chris Psinas *Age: 38*

Office Street Address:

Rootlevel Holdings, Inc.
432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
(514) 992 - 2898

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Chris Psinas, Secretary & COO

Mr. Psinas, co-founder of Rootlevel Holdings, is an accomplished Engineer with over 15 years of experience in mechanical, civil and electrical engineering projects as well as automotive systems and manufacturing. His experience was acquired working in some of the largest international corporations in the world including General Motors, Chrysler, ABB and Denso. Chris has also launched software start-ups in past in the IBM midrange and business applications sector. Most recently, he resigned as Director of Quality Assurance and Quality Engineering from an automotive manufacturing company to launch Rootlevel Holdings.

As Chief Operating Officer of Rootlevel Holdings, Inc., Mr. Psinas is responsible for all corporate services and products, including the development of all its applications.

Also a Director of the Company: *[x] Yes [ ] No*

Indicate amount of time to be spent on Company matters if less than full time: Full Time

31. Chief Financial Officer: *Title:* **Treasurer and Chief Financial Officer**

Name: Patrick Lemire *Age:* **30**

Office Street Address:

Rootlevel Holdings, Inc.
432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
(514) 992 - 2898

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Patrick Lemire, Treasurer & CFO

Mr. Lemire, co-founder of Rootlevel Holdings, has over nine years of experience in the banking sector. He has assumed various leadership roles that have allowed him to implement financial and marketing strategies, handle investments, credit lending, ensure customer service and manage larger departments of employees. Patrick provides strong leadership and commitment to Rootlevel Holdings' business initiatives. In his role at Rootlevel Holdings, he interacts with financial partners, board members and clients while ensuring financial discipline through the early phases of software development on to the commercialization of the Company's core products and services.

Also a Director of the Company: [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full-Time

32. *Chief Technology Officer* *Title:* **Vice-President & Chief Technology Officer**

Name: Steve Antonakakis *Age:* **32**

Office Street Address:

Rootlevel Holdings, Inc.
432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
(514) 992 - 2898

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Steve Antonakakis, Vice-President

With over 13 years of experience as a software professional, Mr. Antonakakis, co-founder of Rootlevel Holdings, has developed products in a wide range of industries including retail, pharmaceutical and aviation. He has successfully lead teams of in-shore and off-shore developers in the creation and deployment of products, and was recently software project manager at NCR specializing in the development of solutions for the retail self-service industry.

With a Bachelor in Computer Engineering and an MBA, Steve bridges the gap between the strategic management team and the tactical development team in his role as Vice-President.

Also a Director of the Company: [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full-Time

DIRECTORS OF THE COMPANY

33. Number of Directors: <u>Four (4)</u>. *If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:*

Directors are elected annually by the shareholders. There are no voting trust or other arrangements.

34. Information concerning outside or other Directors (i.e. those not described above): N/A

(A) Name:________________ Age: __________

Title: _______________

Office Street Address:

____

____________________ Telephone No.:_______

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes [X] No Explain:

(b) *If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.* N/A

(c) *If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.*

N/A

(d) *If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.*

N/A

(e) *If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.*

N/A

36. *If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.*

N/A

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. ***Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.***

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Common Stock					
Paul T. Kefalas		8,000,000	36.079%	8,000,000	16.96%

Office Street Address:

Rootlevel Holdings, Inc.
432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
(514) 992 - 2898

Principal Occupation: President & CEO of Rootlevel Holdings, Inc.

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Common Stock					
Patrick Lemire		4,000,000	18.14%	4,000,000	08.48%

Office Street Address:

Rootlevel Holdings, Inc.
432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
(514) 992 - 2898

Principal Occupation: Treasurer & CFO of Rootlevel Holdings, Inc.

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Common Stock					
Chris Psinas		4,000,000	18.14%	4,000,000	08.48%

Office Street Address:

Rootlevel Holdings, Inc.
432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
(514) 992 - 2898

Principal Occupation: Secretary & COO of Rootlevel Holdings, Inc.

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Common Stock					
Steven Antonakakis		4,000,000	18.14%	4,000,000	08.48%

Office Street Address:

Rootlevel Holdings, Inc.
432 Ardwell Street, Town of Mount-Royal, Quebec, Canada H3P 1T9
(514) 992 - 2898

Principal Occupation: Vice-President & CTO of Rootlevel Holdings, Inc.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 20,000,000 shares (90.20% of total outstanding)

After offering: 20,000,000 shares (42.40% of total outstanding)

a) Assuming minimum securities sold: N/A shares (N/A % of total outstanding)

b) Assuming maximum securities sold: 20,000,000 shares (42.40% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) ***If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.***

Patrick Lemire (CFO) is nephew of Paul Kefalas (President) by marriage.

(b) ***If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.***

N/A

(c) ***If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.***

N/A

40. (a) ***List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:***

	Cash	**Other**
Chief Executive Officer	$ 0	$ 0
Chief Operating Officer	$ 0	$ 0
Chief Accounting Officer	$ 0	$ 0
Key Personnel:	$ 0	$ 0
Total	$ 0	$ 0
Directors as a group (number of persons ____)	$ 0	$ 0

(b) If remuneration is expected to change or has been unpaid in prior years, explain: N/A

(c) If any employment agreements exist or are contemplated, describe:

N/A

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: N/A shares (N/A% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

N/A

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: ______shares.

None

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders

N/A

42. *If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:*

The Board of Directors will sign 2 year management contracts with the key management positions as well as provide future stock option plans for employees, contractors, officers and Directors of the corporation.

Note: ***After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.***

LITIGATION

43. ***Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.***

None.

FEDERAL TAX ASPECTS

44. ***If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.***

N/A

Note: *Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.*

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

N/A

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

See Exhibit 1.1 for Balance Sheet, Statements of Income, Cash Flow and other stockholder's equity.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The company has been in a development stage for the last 18 months and has incurred up front expenses that will eventually be recuperated through sales.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

N/A

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ________%. What is the anticipated gross margin for next year of operations? Approximately ___ %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

N/A

50. Foreign sales as a percent of total sales for last fiscal year: **0 %**. *Domestic government sales as a percent of total domestic sales for last fiscal year:* **0 %**. *Explain the nature of these sales, including any anticipated changes:*

N/A

PART III — EXHIBITS

Item 1. Index to Exhibits

Exhibit No.	Description
1.1	Financial Statements
2.1	Certificate of Incorporation of Rootlevel Holdings, Inc.
2.2	Certificate of Incorporation of Rootlevel, Inc.
3.1	By-laws of Rootlevel Holdings, Inc.
4.1	Subscription Agreement
5.1	Legal Opinion

Item 2. Description of Exhibits

1.1 Financial Statements

2.1 Certificate of Incorporation of Rootlevel Holdings, Inc. filed with the Secretary of State of the State of Delaware on May 21, 2007

2.2 Certificate of Incorporation of Rootlevel Inc. filed with the Canadian government pursuant to the Canada Business Corporations Act on October 27, 2005.

3.1 By-laws of Rootlevel Holdings, Inc.

4.1 Subscription Agreement for the Regulation A Offering of Common Stock

5.1 Legal Opinion as to Legality of the Regulation A Offering of Common Stock

SIGNATURES

Comment [MSOffice4]: Change Dates.

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Mount-Royal, Quebec, Canada, on February 15, 2008.

Deleted: December 6

Deleted: 7

Rootlevel Holdings, Inc.

By: /s/ Paul T. Kefalas
Paul T. Kefalas
President, Chief Executive Officer, and Chairman of the Board

This offering statement has been signed by the following persons in the capacities and on the dates indicated:

By: /s/ Paul T. Kefalas
Paul T. Kefalas
President, Chief Executive Officer, and Chairman of the Board

By: /s/ Patrick Lemire
Patrick Lemire
Chief Financial Officer, Treasurer, and Director

By: /s/ Chris Psinas
Chris Psinas
Chief Operating Officer, Secretary, and Director

By: /s/ Steve Antonakakis
Steven Antonakakis
Vice President, Chief Technical Officer, and Director

Dated: February 15, 2008

Deleted: December 6, 2007

SIGNATURES (Continued)

This offering statement has been signed by the Selling Shareholders and on the 15th day of February 2008.

Name:	Signature:
Jean Depelteau	
Renald Savoie	
Claude Peladeau	
Domenica Di Tuei Bernucci	
Domenico Petrella	
Michel Aubertin	
Hubert Laberge	
Gestion Bruno Veilleux Inc.	
Cacao Folie Inc.	
Guylaine Touchette	
Paul Desjarlais	
Diana Damiano	
Stephane Beaulieu	

Comment [MSOffice5]: Change date. Isn't there a power of attorney on file?

Deleted: 6*

Deleted: December,

Deleted: 7

Deleted: /s/ Jean Depelteau

Deleted: /s/ Renald Savoie

Deleted: /s/ Claude Peladeau

Deleted: /s/ Domenica Di Tuei Bernucci

Deleted: /s/ Domenico Petrella

Deleted: /s/ Michel Aubertin

Deleted: /s/ Hubert Laberge

Deleted: /s/ Gestion Bruno Veilleux Inc.

Deleted: /s/ Cacao Folie Inc.

Deleted: /s/ Guylaine Touchette

Deleted: /s/ Paul Desjarlais

Deleted: /s/ Diana Damiano

Deleted: /s/ Stephane Beaulieu

Name:	Signature:
Cyberfreight Systems Inc.	
Joseph Courdi	
Nick Bastravalas	
Theodore Kefalas	
Andrew Kefalas	
Jean Depelteau	
Carl Depelteau	
Louis Depelteau	
Bonin Manon	
Gail Rose Kefalas	
Christina Germakopoulos	
George Veikos	
George Giannopoulos	
Louise Devost	

Deleted: /s/ Cyberfreight Systems Inc.

Deleted: /s/ Joseph Courdi

Deleted: /s/ Nick Bastravalas

Deleted: /s/ Theodore Kefalas

Deleted: /s/ Andrew Kefalas

Deleted: /s/ Jean Depelteau

Deleted: /s/ Carl Depelteau

Deleted: /s/ Louis Depelteau

Deleted: /s/ Bonin Manon

Deleted: /s/ Gail Rose Kefalas

Deleted: /s/ Christina Germakopoulos

Deleted: /s/ George Veikos

Deleted: /s/ George Giannopoulos

Deleted: /s/ Louise Devost

Name:	
Andree-Anne Perron	
Basilios Kourelis	
Aspasia Psinas	
Panagiota Kourelis	
Bruno Plamondon	
Marcel Lemire	
Genevieve Meunier	
Eric Lemire	
Carla Dossantos	
Frank Izzi	
Anna Psinas	
Costa Samaras	
George Kokolis	
Demitra Kokolis	

Deleted: Signature:

Deleted: /s/ Andree-Anne Perron

Deleted: /s/ Basilios Kourelis

Deleted: /s/ Aspasia Psinas

Deleted: /s/ Panagiota Kourelis

Deleted: /s/ Bruno Plamondon

Deleted: /s/ Marcel Lemire

Deleted: /s/ Genevieve Meunier

Deleted: /s/ Eric Lemire

Deleted: /s/ Carla Dossantos

Deleted: /s/ Frank Izzi

Deleted: /s/ Anna Psinas

Deleted: /s/ Costa Samaras

Deleted: /s/ George Kokolis

Deleted: /s/ Demitra Kokolis

Name:	Signature:
Christos Narnos	
Irene Ionas	
Kashaif Khan	
Ammad Baig	
Agapitos Hadjinikitas	
Andre Baby	
Hynek Zikovsky	
Nick Alexiou	
Andre Pelletier	

Deleted: /s/ Christos Narnos

Deleted: /s/ Irene Ionas

Deleted: /s/ Kashaif Khan

Deleted: /s/ Ammad Baig

Deleted: /s/ Agapitos Hadjinikitas

Deleted: /s/ Andre Baby

Deleted: /s/ Hynek Zikovsky

Deleted: /s/ Nick Alexiou

Deleted: /s/ Andre Pelletier

END